As filed with the Securities and Exchange Commission on October 14, 2025

Registration No. 333-290297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DEFI DEVELOPMENT CORP.
(Exact name of registrant as specified in its charter)

Delaware	7389	83-2676794
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
(561) 559-4111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph Onorati
Chief Executive Officer and Chairman
DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
(561) 559-4111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Allison C. Handy, Esq.
Christopher Wassman, Esq.
Perkins Coie LLP
1301 Second Avenue Suite 4200
Seattle, WA 98101
Telephone: (206) 359-8000

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion	Dated October 14, 2025

Preliminary Prospectus

DeFi Development Corp.

$65,000,000

10.00% Series C Cumulative Perpetual Preferred Stock

We are offering $65,000,000 of shares of our 10.00% Series C Cumulative Perpetual Preferred Stock, which we refer to as our “Series C Perpetual Preferred Stock.”

DIVIDENDS

Subject to the preferential rights, if any, of the holders of any class or series of capital stock of the Company ranking senior to the Series C Perpetual Preferred Stock as to dividends, the holders of the Series C Perpetual Preferred Stock will be entitled to receive, when, as and if declared by the Board (or a duly authorized committee of the Board), only out of funds legally available for the payment of dividends, cumulative cash dividends at the annual rate of 10.00% of the $100.00 liquidation preference per year. Dividends on the Series C Perpetual Preferred Stock will accumulate and be cumulative from, and including, the date of original issue by us of the Series C Perpetual Preferred Stock.

Dividends, when, as and if declared by the Board (or a duly authorized committee of the Board) will be payable quarterly, on March 31, June 30, September 30 and December 31 of each year, in arrears on the final day of each requisite month, beginning on September 30, 2025, each of which we refer to as a “dividend payment date”; provided that if any dividend payment date is not a business day, as defined in the certificate of designation with respect to the Series C Perpetual Preferred Stock, then such date will nevertheless be a dividend payment date but the dividend which would otherwise have been payable on that dividend payment date, when, as and if declared, will be paid on the next succeeding business day and no interest, additional dividends or other sums will accumulate on the amounts so payable for the period from and after that dividend payment date to the next succeeding business day. The first dividend on the Series C Perpetual Preferred Stock, when, as and if declared, will be paid on September 30, 2025, which will be for less than a full month after the initial issuance of the Series C Perpetual Preferred Stock and will cover the period from the first date we issue and sell the Series C Perpetual Preferred Stock through, but not including, September 30, 2025.

See “Description of the Series C Preferred Stock—Dividends”

CONVERSION RIGHTS

Subject to certain limitations, holders of the Series C Perpetual Preferred Stock will have the right to convert some or all of their shares of Series C Perpetual Preferred Stock on any business day into shares of our common stock (together, if applicable, with cash in lieu of any fractional share of common stock) at the then-applicable conversion rate. The initial conversion rate is            shares of common stock per share of Series C Perpetual Preferred Stock, which represents an initial conversion price of $          per share of common stock, and is subject to adjustment.

REDEMPTION AND REPURCHASE

We will have the right, at our election, to redeem all, and not less than all, of the Series C Perpetual Preferred Stock, at any time, for cash if the total aggregate liquidation preference of all Series C Perpetual Preferred Stock then outstanding is less than 25% of the aggregate liquidation preference of the Series C Perpetual Preferred Stock issued in this offering. We refer to a redemption pursuant to this provision as an “optional redemption.” The redemption price for any Series C Perpetual Preferred Stock to be redeemed pursuant to an optional redemption will be a cash amount equal to the liquidation preference of the Series C Perpetual Preferred Stock to be redeemed, plus accumulated and unpaid regular dividends to, but excluding, the redemption date.

LISTING

No public market currently exists for Series C Perpetual Preferred Stock. We have applied to list the Series C Perpetual Preferred Stock on The Nasdaq Capital Market under the symbol “CHAD.” If the listing is approved, we expect trading to commence within 30 days after the date the Series C Perpetual Preferred Stock is first issued. Our common stock is listed on The Nasdaq Capital Market under the symbol “DFDV.” On October 13, 2025, the last reported sale price of our common stock was $16.15 per share.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)	For additional information about underwriting compensation, see “Underwriting.”

(2)	The amount of offering proceeds to us presented in this table does not give effect to the over-allotment option (if any) we have granted to the underwriter as described below.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all the shares of Series C Perpetual Preferred Stock offered by this prospectus. We have also granted the underwriter an option to buy up to an additional            shares of Series C Perpetual Preferred Stock from us (representing 15% of the shares of Series C Perpetual Preferred Stock being sold in this Offering) solely for the purpose of cover over-allotments. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of delivery of the shares initially purchased.

Our business and an investment in the Series C Perpetual Preferred Stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 9 of this prospectus and in the documents incorporated by reference into this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the Series C Perpetual Preferred Stock in book-entry form through the facilities of The Depository Trust Company on or about          , 2025.

Book-Running Manager

Benchmark

a StoneX Company

Co-managers

Craig-Hallum	Rosenblatt	Haitong International

The date of this prospectus is    , 2025.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any applicable prospectus supplement prepared by us or on our behalf. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described in the section entitled under “Where You Can Find More Information.”

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, contained or incorporated by reference in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. You should also carefully review the risk factors and cautionary statements described in the other documents we file from time to time with the SEC, specifically our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date hereof, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

This prospectus includes certain statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

TRADEMARKS

Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included into this prospectus, or the accompanying prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements or sponsorship of us by, these other companies.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements and Industry Data,” and our financial statements and the related notes incorporated by reference in this prospectus, before deciding to invest in our securities. Unless the context requires otherwise, the words “we,” “us,” “our,” “Company” and “DFDV” refer collectively to DeFi Development Corp., a Delaware corporation.

Our Company

Business Overview

DeFi Development Corp. (“DeFi Dev”, the “Company”, “we”, “our”, “us”) is an AI-powered online platform that connects the commercial real estate industry by providing data and software subscriptions as well as value-add services to multifamily and commercial property professionals as we connect the increasingly complex ecosystem that stakeholders have to manage. We provide a technology platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, real estate investment trusts (“REITs”), debt funds, and other financial institutions looking to deploy capital into commercial mortgages. We also generate revenue through our digital asset treasury strategy by staking our SOL holdings with third-party platforms and from operating validator nodes on the Solana network.

Digital Asset Treasury Strategy

In April 2025, our Board of Directors adopted a new treasury policy, which updated our treasury management to include digital assets, starting with Solana’s native token, SOL. We believe acquiring and holding SOL long-term provides diversification of our treasury holdings and additional growth opportunities through operating validators and staking rewards. We believe that investing in the Solana network through its native token provides an opportunity for us to create value for our shareholders due to the continuous disruptive innovation the network offers to various industries. Currently, Solana is a category leader in decentralized finance, gaming and metaverse, decentralized physical infrastructure networks, asset tokenization, payment processing, and global value transfer.

Our digital asset treasury strategy is primarily funded through various financing transactions including, among others, issuing common stock, and to a lesser extent, cash on hand from our operations. Management continuously evaluates current market conditions of the overall cryptoeconomy, capital market conditions, and macroeconomic conditions to determine whether to enter into additional financing transactions. Management intends to focus on accumulating digital assets, focusing on SOL, and holding it long-term. We currently do not have a specific target for the amount or type of digital asset holdings we intend to acquire and hold, nor do we have specific plans to acquire a significant amount of any cryptocurrency other than SOL.

As of June 30, 2025, our digital asset holdings totaled $97.1 million, of which $89.2 million was SOL, with the remaining digital assets being comprised of SOL liquid staking tokens. We acquire locked SOL, which is discounted below the current spot rate, and cannot be withdrawn from the custodial accounts in which it is held for a predetermined period. Locked SOL may be staked to earn rewards while subject to vesting restrictions.

This treasury initiative enhances the Company’s capital allocation strategy and does not affect its core commercial real estate platform, which remains fully operational. The AI-powered marketplace, software offerings, and subscription services supporting the multifamily and commercial property ecosystem continue to be a central part of the Company’s business.

Solana Network

Solana is a decentralized open-source Layer-1 blockchain optimized for speed, cost-efficiency, and scalability. No single entity owns or operates the network, which is maintained by the decentralized user base. It is an integrated, high-performance global network that enables fast, secure, and low-cost digital transactions. The network enables users to instantly send money globally, trade digital assets, utilize smart contracts, and buy or sell fungible and non-fungible tokens at a fraction of a cent in fees.

The Solana Network was developed to solve scalability and transaction speed issues experienced with traditional blockchains by using an innovative blockchain architecture. This architecture combines Proof-of History (“PoH”) with Proof of Stake (“PoS”) to reduce validator transaction consensus. PoH is a digital timestamp mechanism that enables the network to track the time and order of transactions. PoH provides faster transaction processing speeds and larger transaction capacity than other blockchain networks like Bitcoin and Ethereum. PoS is used to incentivize SOL holders to validate transactions through staking.

Solana Proof-of-Stake

The Solana network utilizes a PoS consensus mechanism, which enables SOL token holders to earn rewards by participating in securing the network through a validation process commonly known as staking. Staking is performed by network node operators, known as validators, to ensure that transactions are verified and properly recorded on the blockchain network. In order to become a validator, each node operator must meet certain hardware and technical requirements, install Solana network software protocols, and delegate SOL onto the validator. Validators are rewarded with newly minted SOL for staking on the Solana network. The amount of rewards received varies and is based on the Solana network’s annual inflationary rate of 4.3%, validator performance, and total SOL staked to the validator as compared to the total Solana network. Generally, the greater the amount of SOL delegated, the higher the probability of being selected to validate transactions and earn rewards. To increase the probability of being selected, validators will offer staking services to institutions and individuals through crypto exchange platforms, such as Coinbase, and partnerships for a commission.

The Solana network was created with economic incentives in place to discourage malicious behavior. While programmatic slashing, as implemented in other networks such as Ethereum, is not currently active on Solana, it may be introduced in the future. Currently, slashing on the Solana Network is determined through social consensus in response to network halts caused by validator misconduct or “safety violations.”

Staking is widely used as an alternative to proof-of-work (PoW) mining and is generally viewed as more energy-efficient and accessible, as it does not require specialized hardware or high electricity consumption. Instead, staking leverages ownership of digital assets to help secure the network and validate transactions.

Solana Supply

The Solana protocol does not have a maximum limit on the number of SOL tokens that can be created. However, half of all SOL paid as a transaction fee is permanently burned, meaning the network can reach a deflationary state upon adequate network usage. The Solana protocol creates new SOL tokens when rewards are distributed to validators and is based on a declining inflation model. This model reduces the total amount of Solana rewards available to distribute to validators by 15% each year until it reaches a long-term rate of 1.5%.

Solana Price

The price of SOL has historically been highly volatile and will likely continue to be volatile. SOL’s price may fluctuate significantly in a short period of time. The price of SOL is impacted by, but not limited to, the usage levels on the Solana Network, market speculation of SOL and the cryptoeconomy, and investment and trading activities of large investors that invest directly or indirectly in SOL. The price of SOL is also affected by interruptions in service from, closures of or failures of major digital asset exchange platforms, such as FTX. The price of SOL may be adversely impacted by changes to the regulatory environment. We do not currently hedge our exposure to SOL price fluctuations, but may do so in the future.

Digital Asset Treasury Strategy Revenue

We derive revenue from our digital asset treasury strategy through delegation of our digital asset holdings to third-party validators. In exchange for staking our digital assets, we receive rewards in the form of SOL, net of any applicable commission fees. Durning the first six months of 2025 our staking rewards generated yields of 7%-8%. The amount of revenue received varies each epoch and is based on the Solana network’s annual inflationary rate of 4.3%, validator performance, and total SOL staked to the validator as compared to the total Solana network. The commissions that we pay for third-party staking services varies per validator, as each establishes its own rate. For the six months ended June 30, 2025 we incurred $15.0 thousand in commission fees related to third-party validators. As of September 23, 2025, we had approximately 1.5 million SOL tokens staked to third-party validators.

Additionally, we earn validator revenue from participating in the Solana network through creating and validating transactions using our owned validators. We receive this revenue in the form of Solana, and the amount earned is based on several factors, including an annual inflationary rate of 4.3%, validator performance, and the amount of SOL that is staked on our validators as compared to the Solana network, which includes our own holdings. As of September 23, 2025, we had approximately 1.0 million SOL tokens staked to our validators of which 0.5 million tokens represented our own holdings, with the remaining representing third parties. Operating costs related to our owned validators primarily include those for servers and voting costs, which are de minimis, and do not materially impact the profitability of our validator operations.

Safeguarding our Digital Assets

All digital assets are custodied at institutional-grade custodians with strict security protocols and proven regulatory compliance. From time to time, under our discretion, these custodians will execute buy, sell, and convert trade transactions on our behalf.

Our Corporate Information

We were originally formed as Janover Ventures LLC, a Florida limited liability company, on November 28, 2018, and converted to Janover Inc., a Delaware corporation, on March 9, 2021. We are headquartered at 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487. The Company’s website is https://defidevcorp.com. Information contained on our website is not incorporated into this prospectus and you should not consider information contained on our website to be part of this prospectus

Effective April 17, 2025, the Company changed its name from “Janover Inc.” to “DeFi Development Corp.” (the “Name Change”) and the ticker symbol for the Company’s Common Stock changed to “DFDV” on the Nasdaq Capital Market.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the SEC. Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

Recent Developments

ELOC Agreement

The Company entered into that certain share purchase agreement, dated as of June 11, 2025, with RK Capital and its affiliates, establishing an equity line of credit (“ELOC”), pursuant to which RK Capital and its affiliates have agreed to purchase from us up to an aggregate of $1 billion of our Common Stock from time to time over the term of the agreement (subject to certain limitations), which amount may be increased to up to an aggregate of $5 billion of Common Stock upon mutual agreement by the parties and subject to the satisfaction of certain conditions. Pursuant to the ELOC Agreement, we agreed to pay a commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value of $12,500,000 or 1.25% of the Initial Commitment, which will be paid in twelve equal monthly installments commencing on the effective date of the Registration Statement. If the Initial Commitment is increased, the Company will pay an additional commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value equal to 1.25% of such increased commitment amount.

As of September 30, 2025, the Company issued 2.9 million shares of Common Stock for approximately $58.2 million under our ELOC agreement and issued 192.2 thousand shares representing three months of commitment fee payments.

Convertible Notes Offering

On July 7, 2025, we completed a private offering of 5.50% Convertible Senior Notes due 2030 (the “notes”). The notes were sold under a purchase agreement, dated as of July 1, 2025, entered into by and among the Company and Cantor Fitzgerald & Co., as representative of the several initial purchasers named therein, for resale to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The aggregate principal amount of notes sold in the offerings was $112.5 million.

The notes were issued at a price equal to 100% of their principal amount. The net proceeds to us from the sale of the notes were approximately $108.1 million after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by us.

We used approximately $75.6 million of the net proceeds from the offering to repurchase shares of our Common Stock through a prepaid forward stock purchase transaction and intends to use the remainder for general corporate purposes, including the acquisition of Solana.

On July 9, 2025, we completed a private offering of an additional $10.0 million of aggregate principal amount of the notes pursuant to the option granted to the initial purchasers under that certain purchase agreement.

Master Loan Agreement

On July 25, 2025, we entered into a master loan agreement with BitGo Hong King Limited. The Agreement creates a framework under which the Company may borrow digital assets or cash from Lender from time to time. Each loan is documented in a separate loan request agreed to by the parties setting forth the specific terms, including principal amount, fees, collateral requirements, and the date on which the loan is to commence and mature.

On July 25, 2025, the parties agreed to a loan request for 75,000 Solana at a loan fee amount of 12.5% per annum and a maturity date of November 25, 2025. The loan is collateralized by our treasury assets (including Solana) at a 250% collateral level and a margin call level of 200%.

The loan fee, effectively the interest rate on the borrowed amounts, is to be determined for each loan and is calculated on a daily basis at the annualized rate specified in each confirmation.

August 2025 PIPE

On August 24, 2025, DeFi Development Corp. (the “Company”) entered into subscription agreements (each, a “Subscription Agreement” and collectively the “Subscription Agreements”) with certain institutional and accredited investors (each an “Investor” and collectively the “Investors”) pursuant to which the Company, subject to the restrictions and satisfaction of the conditions in the Subscription agreements, has agreed to sell in a private placement (the “August Offering”) to the Investors an aggregate of (i) 4,171,907 shares (the “Shares”) of the Company’s Common Stock and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to acquire up to 5,781,636 shares of Common Stock (the “Pre-Funded Warrant Shares”) at an exercise price of $0.0001 per share. The purchase price for one share of Common Stock was $12.50 and the purchase price for one Pre-Funded Warrant was $12.4999 per share. The August Offering closed on Thursday, August 28, 2025. Of the approximately $124.4 million total purchase price for the Shares and the Pre-Funded Warrants, approximately $92.5 million is expected to be paid in cash and approximately $31.9 million is expected to be received in the form of locked Solana (SOL) or interests in an entity holding locked SOL.

Pursuant to the terms of the Subscription Agreements, the Company is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on the date of the effectiveness of the resale registration statement, and expiring 15 days after the effectiveness of the resale registration statement, subject to certain exceptions for issuances in connection with previously issued securities, stock split or similar transactions, in connection with the Company’s equity plans, or in a private placement or under the Company’s equity line of credit if certain conditions are met.

The Pre-Funded Warrants are exercisable twenty-one days after the Company files a Definitive Information Statement on Schedule 14C with the Securities and Exchange Commission with respect to stockholder approval of such exercise, which the Company filed on September 5, 2025 and became effective on September 26, 2025, and will not expire until exercised in full. The exercise price and number of Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a “cashless exercise.” Pre-Funded Warrants for certain Investors provide that the holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

As of September 30, 2025, the Company issued 1.7 million shares of Common Stock upon the exercise of Pre-Funded Warrants related to the August 2025 PIPE.

Warrant Distribution

On October 8, 2025, the Company announced a special dividend to be distributed in the form of warrants to holders of the Company’s common stock as of October 23, 2025. Each registered stockholder as of the record date for the warrant distribution will receive one (1) warrant for every ten (10) shares of Common Stock held, rounded down to the nearest whole warrant. Additionally, in lieu of an adjustment to the applicable conversion rate, holders of the Company’s notes will receive warrants on an as converted to Common Stock basis in accordance with the respective governing indenture. The Company expects to distribute up to approximately 3.3 million warrants on or around Monday, October 27, 2025.

Each warrant will entitle the holder to purchase one share of Common Stock at an exercise price of $22.50, at any time following the distribution of the warrants until the warrants expire January 21, 2028. Warrant holders can only exercise a warrant by paying the exercise price to acquire the shares of Common Stock in cash. Recipients of the warrants will be able to trade their warrants or exercise any warrants in accordance with the warrant agreement, irrespective of whether they continue to hold shares of Common Stock.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the U.S. federal securities laws. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act to comply with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

Implications of Being a Smaller Reporting Company

We are also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. We will remain a smaller reporting company until the end of the fiscal year in which (1) we have a public common equity float of more than $250 million, or (2) we have annual revenues for the most recently completed fiscal year of more than $100 million and a public common equity float or public float of more than $700 million. We also would not be eligible for status as a smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

The Offering

Issuer	DeFi Development Corp.

Securities Offered	10.00% Series C Cumulative Perpetual Preferred Stock, which we refer to as the “Series C Perpetual Preferred Stock”

Amount Offered	Shares of Series C Perpetual Preferred Stock (not including any shares issuable upon exercise by the underwriters of their over-allotment option),

Public Offering Price	$ per share Shares of Series C Perpetual Preferred Stock

Settlement	We expect to deliver the Series C Perpetual Preferred Stock in book-entry form through the facilities of The Depository Trust Company on or about , 2025

Liquidation Preference	$ per share of Series C Perpetual Preferred Stock.

Regular Dividend Payment Dates	March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 2025.

Regular Record Dates	March 15, June 15, September 15 and December 15.

Regular Dividends	The Series C Perpetual Preferred Stock will accumulate cumulative dividends, which we refer to as “regular dividends,” at a rate per annum equal to 10.00% on the liquidation preference thereof, regardless of whether or not declared or funds are legally available for their payment. Regular dividends will be payable when, as and if declared by our board of directors, out of funds legally available for their payment to the extent paid in cash, quarterly in arrears on each regular dividend payment date to the preferred stockholders of record as of the close of business on the regular record date immediately preceding the applicable regular dividend payment date.

Conversion at the Option of the Preferred Stockholders	Subject to certain limitations, preferred stockholders will have the right to convert some or all of their shares of Series C Perpetual Preferred Stock on any business day into shares of our common stock (together, if applicable, with cash in lieu of any fractional share of common stock) at the then-applicable conversion rate. The initial conversion rate is shares of common stock per share of Series C Perpetual Preferred Stock, which represents an initial conversion price of $ per share of common stock, and is subject to adjustment.

Optional Redemption	We will have the right, at our election, to redeem all, and not less than all, of the Series C Perpetual Preferred Stock, at any time, for cash if the total aggregate liquidation preference of all Series C Perpetual Preferred Stock then outstanding is less than 25% of the aggregate liquidation preference of the Series C Perpetual Preferred Stock issued in this offering. We refer to a redemption pursuant to this provision as an “optional redemption.” The redemption price for any Series C Perpetual Preferred Stock to be redeemed pursuant to an optional redemption will be a cash amount equal to the liquidation preference of the Series C Perpetual Preferred Stock to be redeemed, plus accumulated and unpaid regular dividends to, but excluding, the redemption date.

Redemption Upon Tax Event	If, as a result of any change in, or amendment to, the laws of the United States or the official interpretation thereof that is announced or becomes effective, we become or, based upon a written opinion of independent counsel selected by us, there is a substantial probability that we will become obligated to pay certain additional amounts with respect to the Series C Perpetual Preferred Stock, then we may redeem the Series C Perpetual Preferred Stock at a cash amount equal to the liquidation preference of such share as of the business day before the date we provide the related redemption notice, plus accumulated and unpaid regular dividends on such share to, and including, the redemption date.

Voting Rights	Holders of Series C Perpetual Preferred Stock generally will have no voting rights, except with respect to certain amendments to the terms of the Series C Perpetual Preferred Stock and as otherwise applicable by law. See “Description of the Series C Perpetual Preferred Stock—Limited Voting Rights.”

Ranking

The Series C Perpetual Preferred Stock will rank as follows:

●    senior to our common stock;

●    on parity with the Series A Preferred Stock and any future class or series of our capital stock expressly designated as ranking on parity with the Series C Perpetual Preferred Stock;

●    junior to our existing and future indebtedness (including Convertible Notes); and

●    structurally junior to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent we are not a holder thereof) capital stock of our subsidiaries.

Transfer Agent, Paying Agent and Conversion Agent for Series C Perpetual Preferred Stock	Colonial Stock Transfer Company, Inc.

Listing	No public market currently exists for the Series C Perpetual Preferred Stock. We have applied to list the Series C Perpetual Preferred Stock on The Nasdaq Capital Market under the symbol “CHAD.” If the listing is approved, we expect trading to commence within 30 days after the date the Series C Perpetual Preferred Stock is first issued.

The Nasdaq Capital Market Symbol for Our Common Stock	Our common stock is listed on The Nasdaq Capital Market under the symbol “DFDV.” On October 13, 2025, the last reported sale price of our common stock was $16.15 per share.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, after deducting the underwriting discounts and commissions and our estimated offering expenses, assuming no exercise of the underwriter’s over-allotment option. We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of Solana and for working capital.

Risk Factors	Investing in the Series C Perpetual Preferred Stock involves risks. See “Risk Factors.”

Material U.S. Federal Income Tax Considerations	For a description of material U.S. federal income tax consequences of purchasing, owning, converting and disposing of the Series C Perpetual Preferred Stock and owning and disposing of the shares of our common stock received in respect of the Series C Perpetual Preferred Stock, see “Material United States Federal Income Tax Considerations.”

Book-Entry Form

We will initially issue the Series C Perpetual Preferred Stock in the form of one or more global certificates registered in the name of Cede & Co., as nominee of The Depository Trust Company (which we refer to as “DTC”), which we will deposit with the transfer agent as custodian for DTC. Beneficial interests in global certificates will be shown on, and transfers of Series C Perpetual Preferred Stock represented by global certificates will be effected only through, the records maintained by DTC. Except in limited circumstances, we will not issue physical certificates representing any Series C Perpetual Preferred Stock. See “Description of Series C Perpetual Preferred Stock—Book Entry, Settlement and Clearance.”

Shares Outstanding After This Offering

Immediately after the consummation of this offering,                shares of Series C Perpetual Preferred Stock, and 27,718,159 shares of our common stock will be outstanding.

The number of shares of our common stock that will be outstanding immediately after this offering as shown above is based on 27,718,159 shares outstanding as of September 30, 2025. The number of shares outstanding as of September 30, 2025 as used throughout this prospectus, unless otherwise indicated, excludes:

	●	1,483,992 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2025 at a weighted average exercise price of $5.24 per share;

	●	242,375 shares of common stock issuable upon the vesting of restricted stock units outstanding as of September 30, 2025;

	●	950,305 additional shares of common stock available as of September 30, 2025 for future issuance under our 2023 Equity Incentive Plan;

	●	1,832,128 shares of common stock issuable upon the conversion of the convertible notes issued to PIPE investors under a purchase agreement entered into on April 4, 2025;

	●	4,404,750 shares of common stock issuable upon the exercise of the warrants issued to PIPE investors under a purchase agreement entered into on April 4, 2025;

	●	up to 5,830,547 shares of common stock potentially issuable upon the conversion of our 5.50% Convertible Senior Notes due 2030 (subject to customary anti-dilution adjustment provisions);

	●	up to 4,080,895 shares of common stock potentially issuable upon the exercise of the prefunded warrants issued to PIPE investors under the Subscription Agreements entered August 24, 2025;

	●	up to approximately 3,267,114 shares of common stock potentially issuable upon the exercise of the warrants to be distributed to the Company’s common stockholders and noteholders on or about October 27, 2025; and

	●	up to 36,238,732 shares of common stock issuable under the ELOC.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in our most recent annual report on Form 10-K as supplemented or updated in our most recent quarterly report on Form 10-Q, any current report on Form 8-K, as well as any accompanying prospectus supplement, together with all of the other information included or incorporated by reference in this prospectus and in any accompanying prospectus supplement, including our financial statements and related notes, before deciding whether to purchase our securities.

Our business, financial condition and results of operations could be materially and adversely affected by any or all of these risks or by additional risks and uncertainties not presently known to us or that we currently deem immaterial that may adversely affect us in the future. The Company is supplementing the risk factors previously disclosed in its Annual Report on Form 10-K for the year ended December 31, 2024, as amended (the “Form 10-K”) with the following risk factors. These risk factors should be read in conjunction with the risk factors included in the Form 10-K.

Risks Related to Our Business

Our financial results and the market price of our Common Stock may be affected by the prices of digital assets that we hold.

As part of our capital allocation strategy for assets that are not required to provide working capital for our ongoing operations, we have invested and will continue to invest in SOL and other digital assets. The price of digital assets has historically been subject to dramatic price fluctuations and is highly volatile. Moreover, digital assets, such as SOL, are relatively novel and the application of securities laws and other regulations to such assets is unclear in many respects. It is possible that regulators may interpret laws in a manner that adversely affects the liquidity or value of digital assets.

Any decrease in the fair value of digital assets below our carrying value for such assets currently would require us to incur a loss due to the decrease in fair market value, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings. Any decrease in reported earnings or increased volatility of such earnings could have a material adverse effect on the market price of our Common Stock. In addition, the application of generally accepted accounting principles in the United States, with respect to digital assets, may change in the future and could have a material adverse effect on our financial results and the market price of our common stock.

In addition, if investors view the value of our common stock as dependent upon or linked to the value or change in the value of our digital asset holdings, the price of digital assets may significantly influence the market price of our common stock.

The price of our Common Stock has been and may continue to be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Common Stock.

Our stock price has been and is likely to continue to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. With the adoption of our new SOL treasury strategy, we expect to see additional volatility. As a result of this volatility, you may not be able to sell your Common Stock. The market price for our Common Stock may be influenced by many factors, including:

●	our digital asset treasury strategy;

●	the SOL developer community and whether people continue to engage in building;

●	the recruitment or departure of key personnel at SOL;

●	downtime and congestion of the SOL network;

●	changes in staking rewards or validator incentives in the SOL ecosystem;

●	the success of competitive products to SOL, alternative services or technologies in the blockchain and technology community;

●	regulatory or legal developments in the United States and other countries related to digital assets, blockchain and AI;

●	variations in our financial results or those of companies that are perceived to be similar to us that also have a SOL treasury strategy;

●	general economic, industry and market conditions in the cryptocurrency industry and broader macroeconomic trends related to the digital asset industry; and

●	the other factors described in this ‘‘Risk Factors’’ section and in the “Risk Factors” section of our other SEC filings, including our most recent annual report on Form 10-K.

Our management may invest or otherwise use the proceeds of any offering by the Company in ways with which you may not agree or in ways that may not yield a return.

Our management will have broad discretion in the application of the net proceeds from any offering by the Company and could use the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. The failure by our management to apply these funds effectively could result in financial losses that could cause the price of our Common Stock to decline and delay the development of additional products and services our pursuit of our new SOL strategy. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. We will not receive any proceeds from sales by the Selling Stockholders.

We may use the net proceeds from any offering by the Company to purchase additional Solana, the price of which has been, and will likely continue to be, highly volatile.

We may use the net proceeds from any offering by the Company to purchase additional Solana. Solana is a highly volatile asset that has traded between approximately $95 and $295 per Solana on Coinbase in the 12 months preceding the date of this prospectus. In addition, Solana does not pay interest, but staking rewards can be earned on Solana. The ability to generate a return on investment from the net proceeds from any offering by the Company will depend on whether there is appreciation in the value of Solana following our purchases of Solana with the net proceeds from any offering by the Company. Future fluctuations in Solana’s trading prices may result in our converting Solana purchased with the net proceeds from this offering into cash with a value substantially below the net proceeds from such an offering. We will not receive any proceeds from sales by the Selling Stockholders.

Our digital asset holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. We are also subject to the credit risk of custodians.

Historically, crypto markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in their entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our digital asset holdings at favorable prices or at all. Further, we hold digital assets with centralized custodians and transact with trade execution partners. These entities do not have the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation. For example, U.S. banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per depositor in the case of the bank’s insolvency. U.S. broker-dealers are covered by the Securities Investor Protection Corporation (“SIPC”), which ensures recovery of the securities by the depositor. In contrast, cryptocurrency custodians do not offer such protections. If a custodian were to become insolvent, it is possible that we face delays or difficulties obtaining our digital assets. Moreover, there have been a number of instances in which custodians have used customer funds to fund their own operations. If that were the case with our custodian and the custodian were to become insolvent and file for bankruptcy, we may not be able to obtain all of the digital assets that we had deposited with the custodian. Even if we were to obtain our digital assets, it may require a considerable amount of time, which could adversely impact our financial stability.

Apart from the risk of insolvency of the custodian, there is also a risk of custodians freezing withdrawals, typically in connection with a security incident, regulatory compliance or technical issues, and may be unresponsive to customers attempting to retrieve their funds. In such events, it may be difficult to reach a representative to assist with unfreezing assets and we may not be able to sell or use our digital assets.

Additionally, the secondary market for borrowing against digital assets is not well developed. We may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered digital assets or otherwise generate funds using our digital assets, especially during times of market instability or when the price of digital assets has declined significantly. If we are unable to sell our digital assets, enter into additional capital raising transactions using digital assets as collateral, or otherwise generate funds using our digital assets or if we are forced to sell our digital assets at a significant loss in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations.

As SOL and other digital assets are relatively novel and the application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of digital assets. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of digital assets or the ability of individuals or institutions such as us to own or transfer digital assets.

There are currently bills introduced into the U.S. Congress that, if they pass, may provide clarity on the market structure of whether digital assets are securities or a commodities. If digital assets are determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of digital assets and, in turn, adversely affect the market price of our common stock.

Our SOL treasury strategy could create complications with third party service providers, such as insurance companies, banking entities and auditors, which could have a materially adverse impact on our business.

Our SOL treasury strategy could create complications with third party service providers that may place a high risk on companies engaging in such a treasury strategy. For example, in 2023, the Office of the Comptroller of the Currency, the Federal Reserve and the FDIC issued supervisory statements that digital assets were a “significant risk” to banking organizations. Similarly, third-party service providers began placing a high degree of risk on digital asset companies, including third-party providers such as insurance companies, banking entities, auditors, payment processors, compliance vendors and public relationship firms.

While the current administration has undertaken a coordinated policy shift across key financial regulatory agencies with respect to regulations of digital assets, the implications of such proposed and future policy changes are uncertain at this time. If future regulations and policy changes were to impose similar limitations as those in 2023, our service providers may refuse to enter into commercially acceptable contracts with us and other companies that engage in similar treasury strategies with digital assets. This could have a number of adverse impact on the operation of our business. For example, with respect to insurance companies, the cost of our insurance may also increase or our insurers may refuse to underwrite policies or exclude digital asset liabilities from coverage. In the event that we are unable to obtain directors and officers liability insurance on acceptable terms, our directors and officers may be exposed to personal liability in connection with securities class actions, regulatory investigations and other legal proceedings. This could also deter us from retaining key employees or may prevent us from hiring talent. If we were to lose our banking services, it would severely disrupt our ability to maintain liquidity, process payroll, pay vendors or access fiat currency, which would have a significantly adverse impact on our business, financial condition and results of operations. Certain auditors may also consider custody, fair market valuation, impairment testing and other controls as high-risk. If our auditor determined that it was unable to issue an unqualified opinion or could not engage with us altogether, it may adversely affect our ability to meet our periodic reporting obligations under the Exchange Act and significantly affect our business, financial condition and the ability to raise capital in the public markets.

Regulatory change reclassifying SOL as a security could lead to our falling within the definition of “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of SOL and the market price of our common stock.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this offering memorandum.

While the SEC has not stated a view as to whether SOL is or is not a “security” for purposes of the federal securities laws, a determination by the SEC or a court of competent jurisdiction that SOL is a security could lead to our meeting the definition of “investment company” under the 1940 Act, if the portion of our assets that consists of investments in SOL exceeds the 40% limit prescribed in the 1940 Act, which would subject us to significant additional regulatory requirements that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

We monitor our assets and income in order to conduct our business activities in a manner such that we do not fall within the definition of “investment company” under the 1940 Act or would qualify under one of the exemptions or exclusions provided by the 1940 Act and corresponding SEC rules. If SOL is determined to be a security for purposes of the federal securities laws, we would take steps to reduce our holdings of SOL as a percentage of our total assets. These steps may include, among others, selling SOL that we might otherwise hold for the long term and deploying our cash in assets that are not considered to be investment securities under the 1940 Act, in which case we may be forced to sell our SOL at unattractive prices. We may also seek to acquire additional assets that are not considered to be investment securities under the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid meeting the definition of “investment company” under the 1940 Act and becoming subject to its requirements. If SOL is determined to constitute a security for purposes of the federal securities laws, and if we are not able to come within an available exemption or exclusion under the 1940 Act, then we would have to register as an investment company and require us to change the manner in which we conduct our business. In addition, such a determination could adversely affect the market price of SOL and in turn adversely affect the market price of our common stock.

If SOL were considered a security, U.S. exchanges that list SOL will either have to register as a national securities exchange or de-list SOL. The delisting of SOL would have a significantly adverse impact on the liquidity of SOL, which would likely have a material adverse impact on our SOL treasury strategy and our business. Further, we may be forced to liquidate our holdings of SOL at unfavorable prices and change our SOL treasury strategy in the event that SOL is classified as a security.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and funds, or to obligations applicable to investment advisers.

Mutual funds, exchange-traded funds and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our Treasury Reserve Policy or our SOL strategy, our use of leverage, the manner in which our SOL is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our Treasury Reserve Policy would require the approval of our board of directors, no stockholder or regulatory approval would be necessary. Consequently, our board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our SOL or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding SOL. As a result, investors in our company may be exposed to greater volatility, concentration risk and governance discretion than they would be if we were subject to the protections afforded to regulated investment vehicles.

If we or our service providers experience a security breach or cyberattack and unauthorized parties obtain access to our digital assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

Substantially all of the digital assets we own is held in custody accounts at U.S. institutional digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our digital assets. Solana and other blockchain cryptocurrencies and the entities that provide services to participants in the Solana ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our digital assets in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our digital assets;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Solana ecosystem or in the use of the Solana network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Solana, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt to gain access to our systems and facilities, as well as those of our partners and third service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia and Israel conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the Solana industry, including third services on which we rely, could materially and adversely affect our financial condition and results of operations.

We face other risks related to our digital asset treasury reserve business model.

Our digital asset treasury reserve business model exposes us to various risks, including the following:

●	SOL and other digital assets are subject to significant legal, commercial, regulatory, and technical uncertainty, and our SOL strategy subjects us to enhanced regulatory oversight;

●	regulatory changes could impact our ability to operate validators or receive rewards;

●	regulatory scrutiny of the Company’s activities may increase, potentially limiting our operations;

●	potential litigation risks exist related to smart contract vulnerabilities, validator operations, or our business activities;

●	uncertainty around digital assets, including SOL’s, regulatory status may impact our ability to list on certain exchanges;

●	changes in political administration may not guarantee a favorable regulatory environment for digital assets;

●	future SEC actions or court decisions could retroactively classify digital assets as a security, potentially leading to penalties or forced unwinding of transactions; and

●	increased regulatory focus on Layer-1 blockchains beyond Bitcoin and Ethereum could result in new compliance requirements.

We may engage in leveraged digital asset financing strategies, in which we will leverage our digital asset holdings to acquire additional amounts of the same leveraged digital assets, and may do so on a compounded basis, which will increase our exposure to smart-contract, operational, and counterparty risks.

We may engage in digital asset leverage strategies to acquire additional amounts of SOL. As part of this strategy, we may borrow digital assets by pledging our own SOL holdings as collateral, deploy these borrowed assets to acquire additional amounts of SOL, and subsequently re-pledge the newly acquired SOL to further engage in these leveraged transactions. As each of these transactions will be effectuated on chain, the strategy may expose us to significant smart-contract vulnerabilities and operational risks. The smart contracts that are used for purposes of these transactions may contain undiscovered bugs, logical errors or economic vulnerabilities that could be exploited by malicious actors or that could cause the contracts to perform in unintended ways, resulting in partial or total loss of our collateral and borrowed assets. In addition, the strategy may subject us to counterparty risk through the platforms we utilize to facilitate leveraging strategies including, among others, insolvency of the platform, coding errors, and cyberattacks. Finally, lenders customarily require that collateral ratios be maintained within narrowly defined thresholds and may exercise broad contractual discretion to impose additional margin requirements or to liquidate collateral without notice when those thresholds are breached. We may also incur losses if the interest that accrues on our borrowings significantly exceeds the revenue generated by the borrowed SOL.

SOL faces unique technical, governance and concentration risks that could materially affect its long-term viability.

SOL is a high-throughput Layer 1 blockchain with an architectural features that differs significantly from other blockchains, such as Ethereum. While these features allow for rapid processing of transactions, they introduce risks that could adversely impact the value of SOL and the stability of the SOL network. Historically, SOL has suffered network outages, slow operations and validator coordination failures. If such challenges were to persist, the confidence of the SOL development community and its users will be adversely affected, which could cause a rapid decline in the value of SOL. In addition, SOL’s consensus mechanism (Proof of History combined with Proof of Stake) is novel and relatively untested at a large scale over time. Structural flaws could emerge that require a fork, which may have an adverse impact on the SOL network and our holdings.

SOL validators are relatively small in number, which may lead to coordinated censorship.

SOL requires high-performing computing hardware and internet connectivity to operate a validator node. These substantial infrastructure demands create a barrier of entry for validators, leading to a high concentration of validators that must be well capitalized. A significant portion of staked SOL tokens may be delegated to a few validators, resulting in a centralized block production environment. This concentration and centralization could lead to the risk of coordinated censorship, which validators or node operators could delay or exclude transactions or blocks from being confirmed and recorded on the blockchain, severely undermining neutrality and causing and erosion of the integrity of the SOL network. In particular, Blue Moose Systems, a SOL validator that we have acquired, is one of the top-performing SOL validators that also controls a significant share of stake on SOL, which presents additional centralization risk.

Our Solana validator reward yield is expected to decline over time and could have a material adverse effect on our financial results.

We currently earn rewards from the Solana network through operating two validator nodes. Solana’s current protocol distributes rewards to validators based on a declining inflation model. This model reduces the total amount of Solana rewards available to distribute to validators by 15% each year until it reaches a long-term rate of 1.5%. A significant reduction in validator reward yield could negatively impact our business and results of operations.

Our SOL treasury strategy is dependent on the SOL Foundation and core development team.

The SOL network is more centralized than other blockchain protocols such as Bitcoin and Ethereum. The SOL Foundation and a relatively small group of core developers play a significant role in the governance, maintenance, and technical direction of the SOL protocol. If one or more key individuals that is responsible for the core development or leadership were to depart, become incapacitated or otherwise decide not to participate, the health of the SOL network will be significantly affected and would result in a material adverse impact on the value of SOL. Further, if the SOL Foundation were to become subject to a reputational event, it could lead to reduced developer engagement and adversely affect the functionality and value of the SOL network.

SOL is subject to technological obsolescence, including competition from emerging blockchain and artificial intelligence protocols.

The digital asset ecosystem is characterized by rapid technological innovation, short development cycles, and intense competition among Layer 1 blockchains and related infrastructure providers. SOL faces intense competition among existing protocols, such as Aptos and Sei, and new entrants that are currently being developed. Competitors may offer superior scalability, security, interoperability, decentralization, programmability and adoption, and may attract developers away from the SOL ecosystem. Advancements in AI and blockchain technology are likely to accelerate the development of such protocols, including the development of additional networks that natively integrate AI into consensus mechanisms and other core features. If SOL is unable to evolve to address such increased competition or if Layer 2 networks believe that SOL’s core technology stack is outdated or less attractive compared with other Layer 1 networks, SOL may be considered technologically obsolete by the next-generation of protocols. The decline in the SOL network would materially impact the market value of SOL and adversely affect the value of our SOL treasury holdings and our stock price.

We may be subject to additional tax liability if regulation or policy changes adversely affect the tax treatment of rewards from staking SOL.

The U.S. federal income tax treatment of rewards from staking digital assets such as SOL remains uncertain and is currently under the subject of debate and regulatory attention. Under current guidance by the Internal Revenue Service (“IRS”), staking rewards are generally treated as ordinary income upon receipt. If regulation or policy changes, or the interpretation or enforcement thereof, results in adverse tax treatment of rewards from staking SOL, we could be subject to increased audits by the IRS and additional tax liabilities.

Risks Relating to the Series C Perpetual Preferred Stock and This Offering

Due to the closure of the SEC, we are pursuing an atypical registration procedure that involves the registration statement of which this prospectus forms a part becoming effective pursuant to Section 8(a) of the Securities Act on November 3, 2025.

Due to the closure of the SEC, we are pursuing an atypical registration procedure that involves the registration statement of which this prospectus forms a part becoming effective pursuant to Section 8(a) of the Securities Act on November 3, 2025. As a result, prior to its effectiveness, the SEC will not have completed its review of our registration statement. We have filed this amendment to the registration statement that the SEC has not reviewed, which contains responses to the SEC’s comments from prior to the time of the SEC closure. If the SEC had reviewed this amendment to the registration statement, they may have had additional comments, and we may have been required to make changes to information included in this registration statement. The failure to obtain a completed SEC review may pose additional risks to an investment in our Series C Perpetual Preferred Stock. We cannot assure you that the SEC will not require us to change disclosure in future filings we make with the SEC or to the public, or whether any such change will be material or will otherwise expose us to regulatory, litigation or other risks. In addition, the process by which our registration statement will become effective differs from typical initial public offering execution and such differences may pose additional risks to your decision to purchase our Series C Perpetual Preferred Stock. The atypical nature of this offering could impact the price of our securities or result in negative publicity about us or our securities, which could reduce the value of your investment.

The Series C Perpetual Preferred Stock will be junior to our existing and future indebtedness, structurally junior to the liabilities of our subsidiaries and subject to the rights and preferences of any other class or series of preferred stock then outstanding.

If we liquidate, dissolve or wind up, whether voluntarily or involuntarily, then our assets will be available to distribute to our equity holders, including holders of the Series C Perpetual Preferred Stock, only if all of our then-outstanding indebtedness is first paid in full. The remaining assets, if any, would then be allocated among the holders of our equity securities in accordance with their respective liquidation rights. If we issue any liquidation senior stock in the future, then the amounts due upon that liquidation senior stock must be paid in full before any payments can be made on the Series C Perpetual Preferred Stock. If any assets remain after any liquidation senior stock is paid in full, those assets will be distributed pro rata among holders of the Series C Perpetual Preferred Stock and any liquidation parity stock. There may be insufficient remaining assets available to pay the liquidation preference and unpaid accumulated dividends on the Series C Perpetual Preferred Stock. If we issue any dividend senior stock in the future, such dividend senior stock could contain provisions that prohibit us from paying accumulated dividends on the Series C Perpetual Preferred Stock or purchasing, redeeming or acquiring the Series C Perpetual Preferred Stock until and unless we first pay accumulated dividends in full on such dividend senior stock. As of September 10, 2025, we had approximately $188.4 million in aggregate principal amount of consolidated indebtedness outstanding, all of which would rank senior to the Series C Perpetual Preferred Stock.

In addition, our subsidiaries will have no obligation to pay any amounts on the Series C Perpetual Preferred Stock. If any of our subsidiaries liquidates, dissolves or winds up, whether voluntarily or involuntarily, then we, as a direct or indirect common equity owner of that subsidiary, will be subject to the prior claims of that subsidiary’s creditors, including trade creditors and preferred equity holders. We may never receive any amounts from that subsidiary, and, accordingly, the assets of that subsidiary may never be available to make payments on the Series C Perpetual Preferred Stock.

We may not have sufficient funds to pay dividends in cash on the Series C Perpetual Preferred Stock, or we may choose not to pay dividends on the Series C Perpetual Preferred Stock. In addition, regulatory and contractual restrictions may prevent us from declaring or paying dividends.

We expect to fund any dividends paid in cash on the Series C Perpetual Preferred Stock primarily through additional capital raising activities, including, but not limited to, offerings under the ELOC of our common stock. However, our ability to declare and pay cash dividends on the Series C Perpetual Preferred Stock will depend on many factors, including the following:

●	our financial condition, including the amount of cash we have on hand;

●	the amount of cash, if any, generated by our operations and financing activities (including our ability to raise additional capital from the equity capital markets on favorable terms or at all);

●	our anticipated financing needs, including the amounts needed to service our indebtedness or other obligations;

●	the degree to which we decide to reinvest any cash generated by our operations or financing activities to fund our future operations;

●	the ability of our subsidiaries to distribute funds to us;

●	regulatory restrictions on our ability to pay dividends, including under the Delaware General Corporation Law;

●	our ability to sell equity securities under new at-the-market offering programs; and

●	contractual restrictions on our ability to pay dividends.

As described under the caption “Description of Series C Perpetual Preferred Stock—Dividends,” our board of directors may choose not to pay accumulated dividends on the Series C Perpetual Preferred Stock for any reason. Accordingly, we may pay less than the full amount of accumulated dividends on the Series C Perpetual Preferred Stock. In addition, if we fail to declare and pay accumulated dividends on the Series C Perpetual Preferred Stock in full, then the value of the Series C Perpetual Preferred Stock will likely decline.

Provisions contained in the instruments governing our future indebtedness may restrict or prohibit us from paying cash dividends on the Series C Perpetual Preferred Stock. If the terms of our indebtedness restrict or prohibit us from paying dividends, then we may seek to refinance that indebtedness or seek a waiver that would permit the payment of dividends. However, we may be unable or may choose not to refinance the indebtedness or obtain a waiver.

Under the Delaware General Corporation Law, we may declare dividends on the Series C Perpetual Preferred Stock only out of our “surplus” (which generally means our total assets less total liabilities, each measured at their fair market values, less statutory capital), or, if there is no surplus, out of our net profits for the current or the immediately preceding fiscal year. We may not have sufficient surplus or net profits to declare and pay dividends on the Series C Perpetual Preferred Stock in cash.

If we fail to declare and pay full dividends on the Series C Perpetual Preferred Stock, then we will be prohibited from paying dividends on our common stock and any other junior securities, subject to limited exceptions. Although we do not currently pay dividends on our common stock, we may decide to do so in the future. In that case, a reduction or elimination of dividends on our common stock may cause the trading price of our common stock to decline, which, in turn, will likely depress the value of the Series C Perpetual Preferred Stock.

Not all events that may adversely affect the value of the Series C Perpetual Preferred Stock and our common stock will result in an adjustment to the conversion rate.

The conversion rate is subject to adjustment for certain events, including:

●	certain stock dividends, splits and combinations;

●	the issuance of certain rights, options or warrants to holders of our common stock;

●	certain distributions of assets, debt securities, capital stock or other property to holders of our common stock;

●	cash dividends on our common stock; and

●	certain tender or exchange offers.

See “Description of Series C Perpetual Preferred Stock—Conversion Rights—Conversion Rate Adjustments.” We are not required to adjust the conversion rate for other events, such as third-party tender offers or an issuance of common stock (or securities exercisable for, or convertible into, common stock) for cash, that may adversely affect the value of the Series C Perpetual Preferred Stock and the trading price of our common stock. An event may occur that adversely affects the preferred stockholders and the value of the Series C Perpetual Preferred Stock and the trading price of the underlying shares of our common stock but that does not result in an adjustment to the conversion rate.

Certain events that can significantly reduce, or eliminate entirely, the option value of the conversion right of the Series C Perpetual Preferred Stock will not require an adjustment to the conversion rate. For example, if we are party to a business combination transaction pursuant to which our common stock is acquired solely for cash, then, pursuant to the provisions described below under the caption “Description of Series C Perpetual Preferred Stock—Conversion Rights—Effect of Common stock Change Event,” the Series C Perpetual Preferred Stock will become convertible solely into cash, which will eliminate the time value, and may harm the option value, of the conversion right of the Series C Perpetual Preferred Stock. Similarly, a de-listing of our common stock will likely severely reduce the liquidity of the market for our common stock and the volatility of the trading price of our common stock, which, in turn, will likely reduce the option value of the conversion right of the Series C Perpetual Preferred Stock significantly. None of these, or certain other, events will, in themselves, require an adjustment to the conversion rate to compensate preferred stockholders for their lost option value.

Many convertible instruments contain “make-whole” provisions that adjust the conversion rate in a manner that is designed to compensate investors for lost option value upon the occurrence of specified events. The Series C Perpetual Preferred Stock will not contain such a provision. Accordingly, we may engage in transactions that significantly reduce the option value of the conversion right of the Series C Perpetual Preferred Stock without a corresponding adjustment to the conversion rate.

The Series C Perpetual Preferred Stock has only limited voting rights.

The Series C Perpetual Preferred Stock confers no voting rights except with respect to certain dividend arrearages, certain amendments to the terms of the Series C Perpetual Preferred Stock, and certain other limited circumstances described in this prospectus and except as required by the Delaware General Corporation Law. Holding Series C Perpetual Preferred Stock will not confer the right to vote on an as-converted basis with holders of our common stock on matters on which our common stockholders are entitled to vote. For example, holders of Series C Perpetual Preferred Stock do not have the right to vote in the general election of our directors and do not have any additional voting rights upon non-payment of regular dividends such as the right to elect any directors to our board of directors. Accordingly, the voting provisions of the Series C Perpetual Preferred Stock may not afford you with meaningful protections for your investment.

We may issue preferred stock in the future that ranks equally with or senior to the Series C Perpetual Preferred Stock with respect to dividends and liquidation rights, which may adversely affect the rights of preferred stockholders.

Without the consent of any holder of Series C Perpetual Preferred Stock, we may authorize and issue preferred stock (including additional Series C Perpetual Preferred Stock) that ranks equally with or senior to the Series C Perpetual Preferred Stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up. If we issue any such preferred stock in the future, the rights of holders of the Series C Perpetual Preferred Stock will be diluted and the value of the Series C Perpetual Preferred Stock may decline. For example, if we issue any dividend senior stock in the future, such dividend senior stock could contain provisions that prohibit us from paying accumulated dividends on the Series C Perpetual Preferred Stock or purchasing, redeeming or acquiring the Series C Perpetual Preferred Stock until and unless we first pay accumulated dividends in full on such dividend senior stock.

There is currently no trading market for the Series C Perpetual Preferred Stock. If an active trading market does not develop for the Series C Perpetual Preferred Stock, then holders of the Series C Perpetual Preferred Stock may be unable to sell their Series C Perpetual Preferred Stock at desired times or prices, or at all.

The Series C Perpetual Preferred Stock is a new class of securities for which no market currently exists. We have applied to list the Series C Perpetual Preferred Stock on The Nasdaq Capital Market under the symbol “CHAD.” If the listing is approved, we expect trading to commence within 30 days after the date the Series C Perpetual Preferred Stock is first issued. However, our listing application may not be approved. If our listing application is not approved, then the Series C Perpetual Preferred Stock will not be listed on The Nasdaq Capital Market. Investors should assume that they may not be able to liquidate their investment for some time, if ever, or be able to pledge their Series C Perpetual Preferred Stock as collateral. Moreover, even if the listing is approved, a liquid trading market for the Series C Perpetual Preferred Stock may not develop or be maintained, and the listing may be subsequently withdrawn. Accordingly, you may not be able to sell your Series C Perpetual Preferred Stock at the times you wish to or at favorable prices, if at all.

The liquidity of the trading market, if any, and future trading prices of the Series C Perpetual Preferred Stock will depend on many factors, including, among other things, the trading price and volatility of our common stock, prevailing interest rates, our dividend yield, financial condition, results of operations, business, prospects and credit quality relative to our competitors, the market for similar securities and the overall securities market. Many of these factors are beyond our control. Historically, the market for convertible securities has been volatile.

Market volatility could significantly harm the market for the Series C Perpetual Preferred Stock, regardless of our financial condition, results of operations, business, prospects or credit quality.

The trading price of our common stock, the condition of the financial markets, prevailing interest rates and other factors could significantly affect the value of the Series C Perpetual Preferred Stock.

We expect that the trading price of our common stock will significantly affect the value of the Series C Perpetual Preferred Stock, which could result in greater volatility in the value of the Series C Perpetual Preferred Stock than would be expected for non-convertible securities. The trading price of our common stock will likely continue to fluctuate in response to the factors described or referred to elsewhere in this section and under the caption “Where You Can Find Additional Information; Incorporation by Reference,” among others, many of which are beyond our control.

In addition, the condition of the financial markets and changes in prevailing interest rates can have an adverse effect on the value of the Series C Perpetual Preferred Stock. For example, prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, and we would expect an increase in prevailing interest rates to depress the value of the Series C Perpetual Preferred Stock. An increase in short- or long-term interest rates, including as a result of a rise in actual or expected inflation, could cause the value of the Series C Perpetual Preferred Stock to fall significantly.

Future sales or other dilution of our common stock, including other equity-related securities, could dilute our existing stockholders or otherwise depress the market price of our common stock and the value of the Series C Perpetual Preferred Stock.

Future sales of our common stock in the public market, or the perception that such sales could occur, or the issuance of common stock upon the conversion of the Series C Perpetual Preferred Stock could negatively impact the market price of our common stock, and, accordingly, the value of the Series C Perpetual Preferred Stock. The terms of the Series C Perpetual Preferred Stock will not restrict our ability to issue additional Series C Perpetual Preferred Stock, common stock or other equity-related securities in the future. Future sales or issuances of additional perpetual preferred stock, common stock or other equity-related securities could be dilutive to holders of Series C Perpetual Preferred Stock, including purchasers of Series C Perpetual Preferred Stock in this offering and holders of any shares of common stock issued upon conversion of the Series C Perpetual Preferred Stock, and could adversely affect their voting and other rights and economic interests, and could have a similar impact with respect to the Series C Perpetual Preferred Stock. If we issue additional shares of Series C Perpetual Preferred Stock, shares of common stock (including as payment for regular dividends on the Series C Perpetual Preferred Stock), or other equity-related securities, the price of our common stock and the value of the Series C Perpetual Preferred Stock may decline. We cannot predict the size of future issuances of our common stock or other securities or the effect, if any, that the issuance of the Series C Perpetual Preferred Stock, and future sales and issuances of our common stock and other securities would have on the market price of our common stock and the value of the Series C Perpetual Preferred Stock.

In addition, the existence of the Series C Perpetual Preferred Stock may encourage short selling by market participants because the conversion of the Series C Perpetual Preferred Stock could be used to satisfy short positions, or anticipated conversion of the Series C Perpetual Preferred Stock into shares of common stock could depress the price of our common stock. The sale or the availability for sale of a large number of shares of common stock in the public market could cause the market price of our common stock to decline.

Recent and future regulatory actions, changes in market conditions and other events may adversely affect the trading price and liquidity of the Series C Perpetual Preferred Stock and the ability of investors to implement a convertible arbitrage trading strategy.

We expect that many investors in the Series C Perpetual Preferred Stock, including potential purchasers of the Series C Perpetual Preferred Stock from investors in this offering, will seek to employ a convertible arbitrage strategy. Under this strategy, investors typically sell short a certain number of shares of our common stock and adjust their short position over time while they continue to hold the Series C Perpetual Preferred Stock. Investors may also implement this type of strategy by entering into swaps on our common stock in lieu of, or in addition to, short selling shares of our common stock.

The SEC and other regulatory authorities have implemented various rules and taken certain actions, and may in the future adopt additional rules and take other actions, that may impact those engaging in short selling activity involving equity securities (including our common stock). These rules and actions include Rule 201 of SEC Regulation SHO, the adoption by the Financial Industry Regulatory Authority, Inc., and the national securities exchanges of a “limit up-limit down” program, the imposition of market-wide circuit breakers that halt trading of securities for certain periods following specific market declines, and the implementation of certain regulatory reforms required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Any governmental or regulatory action that restricts investors’ ability to effect short sales of our common stock or enter into equity swaps on our common stock could depress the trading price of, and the liquidity of the market for, the Series C Perpetual Preferred Stock.

In addition, the liquidity of the market for our common stock and other market conditions could deteriorate, which could reduce, or eliminate entirely, the number of shares available for lending in connection with short sale transactions and the number of counterparties willing to enter into an equity swap on our common stock with an investor of the Series C Perpetual Preferred Stock. These and other market events could make implementing a convertible arbitrage strategy prohibitively expensive or infeasible. If investors in this offering or potential purchasers of the Series C Perpetual Preferred Stock that seek to employ a convertible arbitrage strategy are unable to do so on commercial terms, or at all, then the trading price of, and the liquidity of the market for, the Series C Perpetual Preferred Stock may significantly decline.

Holders of Series C Perpetual Preferred Stock may be treated as receiving deemed distributions, and consequently may be subject to tax with respect to the Series C Perpetual Preferred Stock under certain circumstances, even though no corresponding distribution of cash has been made.

Under Section 305 of the Internal Revenue Code of 1986, as amended (the “Code”), holders of Series C Perpetual Preferred Stock may be treated as receiving a deemed distribution on the Series C Perpetual Preferred Stock under certain circumstances, including (i) an increase in the liquidation preference of the Series C Perpetual Preferred Stock or (ii) if the Series C Perpetual Preferred Stock is issued at a discount. If our Board of Directors does not declare a dividend on the Series C Perpetual Preferred Stock in respect of any dividend period before the related dividend payment date, the deferred dividend may be treated as an increase in the liquidation preference of the Series C Perpetual Preferred Stock that gives rise to a deemed dividend to holders of Series C Perpetual Preferred Stock. Although the matter is not entirely clear, we believe such deferred dividend or discount should not be treated as giving rise to a deemed distribution on the Series C Perpetual Preferred Stock. However, there is no assurance that the IRS or an applicable withholding agent will not take a contrary position.

In addition, the conversion rate of the Series C Perpetual Preferred Stock is subject to adjustment in certain circumstances. If and to the extent that certain adjustments in the conversion rate (or failures to adjust the conversion rate) increase the proportionate interest of a holder of Series C Perpetual Preferred Stock in our assets or earnings and profits, the holder of Series C Perpetual Preferred Stock may be deemed to have received for U.S. federal income tax purposes a deemed distribution without the receipt of any cash or property.

Furthermore, upon a conversion of Series C Perpetual Preferred Stock into common stock, depending on the circumstances, any common stock received in respect of any deferred and unpaid dividend (and any dividend that has been declared and not yet paid as well as any accrued but unpaid dividend in the then-current dividend period) could be treated as a deemed distribution for U.S. federal income tax purposes.

Any deemed distribution or any distribution to holders of Series C Perpetual Preferred Stock that is paid in common stock will generally be taxable to the same extent as a cash distribution. In addition, for any Series C Perpetual Preferred Stockholder that is a non-U.S. holder (as defined in “Material United States Federal Income Tax Considerations”), any deemed distribution or non-cash distribution could be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty. Because deemed distributions or non-cash distributions received by a holder of Series C Perpetual Preferred Stock would not give rise to any cash from which any applicable withholding tax could be satisfied, if we (or an applicable withholding agent) pay withholding (including backup withholding) on behalf of a holder of Series C Perpetual Preferred Stock, we (or an applicable withholding agent) may set off any such payment against, or withhold such taxes from, payments of cash or shares of common stock payable to such holder of Series C Perpetual Preferred Stock (or, in some circumstances, any payments on our common stock) or sales proceeds received by, or other funds or assets of, such holder of Series C Perpetual Preferred Stock, or require alternative arrangements (e.g., deposit for taxes prior to delivery of such distribution). The application of the rules under Section 305 of the Code to the Series C Perpetual Preferred Stock is uncertain, and holders of Series C Perpetual Preferred Stock should consult their tax advisors about the impact of these rules in their particular situations.

Holders of Series C Perpetual Preferred Stock may not be entitled to the dividends-received deduction or preferential tax rates applicable to qualified dividend income.

Distributions paid to corporate U.S. holders may be eligible for the dividends-received deduction and distributions paid to non-corporate U.S. holders may be subject to tax at the preferential tax rates applicable to “qualified dividend income” if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes and certain holding period and other requirements are met. We may not have sufficient current or accumulated earnings and profits during any fiscal year for the distributions on the Series C Perpetual Preferred Stock to qualify as dividends for U.S. federal income tax purposes. If any distributions on the Series C Perpetual Preferred Stock with respect to any fiscal year are not eligible for the dividends-received deduction or for the preferential tax rates applicable to “qualified dividend income” because of insufficient current or accumulated earnings and profits, the market value of the Series C Perpetual Preferred Stock may decline.

The tax rules applicable to “fast-pay stock” could result in adverse consequences to holders of Series C Perpetual Preferred Stock.

Under Treasury Regulations promulgated under Section 7701(l) of the Code (the “Fast-Pay Stock Regulations”), if stock of a corporation is structured such that dividends paid with respect to the stock are economically (in whole or in part) a return of the stockholder’s investment (rather than a return on the stockholder’s investment), then the stock is characterized as “fast-pay stock” and is subject to adverse tax reporting requirements and potentially penalties, as described below. In addition, under the Fast-Pay Stock Regulations, unless clearly demonstrated otherwise, stock is presumed to be fast-pay stock if it is structured to have a dividend that is reasonably expected to decline (as opposed to a dividend rate that is reasonably expected to fluctuate or remain constant) (for such purpose, the dividend rate may be viewed as reasonably expected to decline if we are reasonably expected to stop paying regular dividends on the Series C Perpetual Preferred Stock) or is issued for an amount that exceeds (by more than a de minimis amount, as determined under applicable Treasury Regulations) the amount at which the stockholder can be compelled to dispose of the stock. It is not clear what amount would constitute “de minimis” in the case of stock with a perpetual term.

We do not believe that the Series C Perpetual Preferred Stock offered hereunder is fast-pay stock.

We may issue additional shares of Series C Perpetual Preferred Stock (or resell any shares that we or any of our subsidiaries have purchased or otherwise acquired) (such additional or resold shares, the “Additional Shares”). We do not intend to issue any Additional Shares that would be treated as fast-pay stock. Moreover, we intend to obtain advice of counsel in connection with future offerings of Additional Shares for the purpose of analyzing the consequences of issuing such Additional Shares in light of any legal developments regarding the definition of fast-pay stock. It is possible, however, that Additional Shares may be issued at a premium above their liquidation preference. Based on the expected overall circumstances of an offering of Additional Shares (such as our general expectation that the value of the conversion option would, at issuance, exceed the amount of any such premium and certain other factors), we do not believe that such premium would be attributable to dividends that are economically a return of a stockholder’s investment. Nonetheless, there may be increased risk that the IRS could assert that such Additional Shares constitute fast-pay stock.

Transactions involving fast-pay stock arrangements are treated as “listed transactions” for U.S. federal income tax purposes. Issuers and holders of any shares of fast-pay stock would be required to report their participation in the transaction on IRS Form 8886 on an annual basis with their U.S. federal income tax returns and would also be required to mail a copy of that form to the IRS Office of Tax Shelter Analysis. Failure to comply with those disclosure requirements could result in the assessment by the IRS of interest, additions to tax and onerous penalties. In addition, an accuracy-related penalty applies under the Code to any reportable transaction understatement attributable to a listed transaction if a significant purpose of the transaction is the avoidance or evasion of U.S. federal income tax. Furthermore, certain material advisors would also be required to file a disclosure statement with the IRS. If we determine that we are required to file an IRS Form 8886 (including a protective filing) in connection with the potential issuance of fast-pay stock with respect to the Series C Perpetual Preferred Stock offered hereunder or Additional Shares, we intend to provide public notice to the holders of the Series C Perpetual Preferred Stock offered hereunder or Additional Shares, as applicable, which notice may be by a press release, by publication on our investor relations website, or by filing a current report on Form 8-K with the Securities and Exchange Commission.

Notwithstanding our intent not to issue Additional Shares that would be fast-pay stock, the rules regarding the definition of fast-pay stock are unclear in certain respects and, therefore, the IRS could disagree with our determination and treat such Additional Shares as fast-pay stock. In addition, even though we believe that the Series C Perpetual Preferred Stock offered hereby is not fast-pay stock, treatment of the Additional Shares as fast-pay stock could result in adverse consequences to holders of Series C Perpetual Preferred Stock offered hereby because such Additional Shares may be indistinguishable from the perpetual preferred strike preferred stock offered hereunder. See “—A future issuance of Additional Shares could have an adverse tax profile, which could subject holders of Series C Perpetual Preferred Stock offered hereby to adverse consequences” below.

Accordingly, holders of Series C Perpetual Preferred Stock are strongly urged to consult their tax advisors regarding the Fast-Pay Stock Regulations and their potential consequences to an investment in the Series C Perpetual Preferred Stock.

A future issuance of Additional Shares could have an adverse tax profile, which could subject holders of Series C Perpetual Preferred Stock offered hereby to adverse consequences.

If we issue Additional Shares that have a different, and potentially adverse, tax profile or treatment for U.S. federal income tax purposes from the Series C Perpetual Preferred Stock offered hereunder, since such Additional Shares would trade under the same CUSIP or other identifying number as that of the Series C Perpetual Preferred Stock offered hereunder, the Series C Perpetual Preferred Stock issued hereunder may be treated by subsequent purchasers, withholding agents and potentially the IRS as having the same profile or treatment as such Additional Shares if the Series C Perpetual Preferred Stock offered hereunder is not otherwise distinguishable from the Additional Shares.

For example, notwithstanding our intent not to issue any Additional Shares that are fast-pay stock, the IRS could assert that such Additional Shares constitute fast-pay stock, particularly if they are issued at a premium to their liquidation preference. See “—The tax rules applicable to “fast-pay stock” could result in adverse consequences to holders of Series C Perpetual Preferred Stock.” above.

Furthermore, if any Additional Shares are issued at a price that exceeds their liquidation preference, such Additional Shares would constitute “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Code and any corporate U.S. holder generally will be required to reduce its tax basis (but not below zero) in the Series C Perpetual Preferred Stock by the amount of any dividends-received deduction it receives. If Additional Shares issued are considered disqualified preferred stock, the Series C Perpetual Preferred Stock offered hereunder could also be subject to same treatment as a practical matter due to fungible trading.

If any Additional Shares are sold at a discount (or at a discount that exceeds the discount that applies to the Series C Perpetual Preferred Stock offered hereunder at issuance), such Additional Shares may be subject to rules that require the accrual of such discount (or such greater discount) currently over the deemed term of the Additional Shares as deemed distributions under U.S. tax rules similar to those governing original issue discount for debt instruments. In that event, the IRS or a withholding agent may treat any such discount as resulting in deemed taxable distributions with respect to the Series C Perpetual Preferred Stock offered hereunder as well as such Additional Shares.

Because the IRS or other parties (such as withholding agents) may not be able to distinguish between the Series C Perpetual Preferred Stock offered hereunder and the Additional Shares, a holder of Series C Perpetual Preferred Stock might be subject to adverse tax consequences or might be required to demonstrate to the IRS (or such other parties) that the holder purchased the Series C Perpetual Preferred Stock as opposed to such Additional Shares. Moreover, any adverse tax consequences as described above in connection with the future issuance of Additional Shares may adversely affect the market value of the Series C Perpetual Preferred Stock offered hereunder. See “Material United States Federal Income Tax Considerations” for further discussion.

Your investment in the Series C Perpetual Preferred Stock may be harmed if we redeem the Series C Perpetual Preferred Stock.

We will have the right to redeem the Series C Perpetual Preferred Stock in certain circumstances. See “Description of Series C Perpetual Preferred Stock—Redemption—Optional Redemption.” If we redeem your Series C Perpetual Preferred Stock, then you may not be entitled to benefit from potential future appreciation in the trading price of our common stock, and you may be unable to reinvest any proceeds from the redemption in comparable investments at favorable dividend or interest rates.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of SOL and for working capital. As a result, our management will have broad discretion in the application of the net proceeds from this offering and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used in a manner of which you approve. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the market price of our common stock and the value of the Series C Perpetual Preferred Stock to decline.

The accounting method for the Series C Perpetual Preferred Stock may result in lower reported net earnings attributable to common stockholders and lower reported diluted earnings per share.

The accounting method for reflecting the conversion and other provisions of the Series C Perpetual Preferred Stock in our financial statements may adversely affect our reported earnings. We expect that applicable accounting standards will require us to separately account for the tax redemption feature associated with the Series C Perpetual Preferred Stock as an embedded derivative. Under this treatment, the embedded derivative will be measured at its fair value and accounted for separately as a liability that is marked-to-market at the end of each reporting period. For each financial statement period after the issuance of the Series C Perpetual Preferred Stock, a gain or loss will be reported in our statement of operations to the extent the valuation of the embedded derivative changes from the previous period. This accounting treatment may subject our reported net income (loss) to significant non-cash volatility. In addition, we expect that the if-converted method will apply to reflect the Series C Perpetual Preferred Stock in the calculation of our diluted earnings per share. Under this method, we expect that diluted earnings per share will be calculated assuming that the Series C Perpetual Preferred Stock is converted at the beginning of the reporting period (or, if later, the time the Series C Perpetual Preferred Stock is issued). However, this calculation will not be made if reflecting the Series C Perpetual Preferred Stock in diluted earnings per share in this manner is anti-dilutive. Accordingly, the application of the if-converted method to the Series C Perpetual Preferred Stock may result in lower reported diluted earnings per share.

Furthermore, we have not reached a final determination regarding the accounting treatment for the Series C Perpetual Preferred Stock, and the description above is preliminary. In addition, accounting standards may change in the future. Accordingly, we may account for the Series C Perpetual Preferred Stock in a manner that is significantly different than described above.

Because the Series C Perpetual Preferred Stock will initially be held in book-entry form, holders of the Series C Perpetual Preferred Stock must rely on DTC’s procedures to exercise their rights and remedies.

We will initially issue the Series C Perpetual Preferred Stock in the form of one or more “global certificates” registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, the records maintained by DTC. Except in limited circumstances, we will not issue physical certificates representing the Series C Perpetual Preferred Stock. See “Description of Series C Perpetual Preferred Stock—Book Entry Procedures.” Accordingly, if you own a beneficial interest in a global certificate, then you will not be considered an owner or holder of the Series C Perpetual Preferred Stock. Instead, DTC or its nominee will be the sole holder of the Series C Perpetual Preferred Stock. Payments of cash dividends and other cash amounts on global certificates will be made to the paying agent, who will remit the payments to DTC. We expect that DTC will then credit those payments to the DTC participant accounts that hold book-entry interests in the global certificates and that those participants will credit the payments to indirect DTC participants. Unlike persons who have physical certificates registered in their names, owners of beneficial interests in global certificates will not have the direct right to act on our solicitations for consents or requests for waivers or other actions from holders of the Series C Perpetual Preferred Stock. Instead, those beneficial owners will be permitted to act only to the extent that they have received appropriate proxies to do so from DTC or, if applicable, a DTC participant. The applicable procedures for the granting of these proxies may not be sufficient to enable owners of beneficial interests in global certificates to vote on any requested actions on a timely basis.

Holding Series C Perpetual Preferred Stock will not, in itself, confer any rights with respect to our common stock.

Holding Series C Perpetual Preferred Stock will not confer any rights with respect to our common stock (including the voting rights of, and rights to receive any dividends or other distributions on, our common stock). However, holders of the Series C Perpetual Preferred Stock will be subject to all changes affecting our common stock to the extent the value of the Series C Perpetual Preferred Stock depends on the market price of our common stock and to the extent they receive shares of our common stock upon conversion of the Series C Perpetual Preferred Stock. For example, if we propose an amendment to our charter documents that requires the approval of our common stockholders but not the approval of the preferred stockholders, then holders of any Series C Perpetual Preferred Stock will not, as such, be entitled to vote on the amendment, although those holders will be subject to any changes implemented by that amendment in the powers, preferences or special rights of our common stock.

BUSINESS

Company Overview

DeFi Development Corp. (“DeFi Dev”, the “Company”, “we”, “our”, “us”) is an AI-powered online platform that connects the commercial real estate industry by providing data and software subscriptions as well as value-add services to multifamily and commercial property professionals as we connect the increasingly complex ecosystem that stakeholders have to manage. We provide a technology platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, real estate investment trusts (“REITs”), debt funds, and other financial institutions looking to deploy capital into commercial mortgages. We also generate revenue through our digital asset treasury strategy by staking our SOL holdings with third-party platforms and from operating validator nodes on the Solana network.

We report our business in two segments:

●	Digital Asset Treasury (“Treasury”): this segment executes and manages the Company’s treasury policy, including our owned validators.

●	Real Estate Platform (“Real Estate”): this segment provides a technology platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, REIT, debt funds, and other financial institutions looking to deploy capital into commercial mortgages.

Description of Our Segments

Digital Asset Treasury Strategy

Overview

The treasury segment executes and manages the Company’s treasury policy with the purpose of purchasing, holding and compounding our digital asset holdings through staking and operating our owned validators. Revenue is generated through delegating our digital asset holdings with third-party and owned validators and operating our Solana validators.

The objective for our digital asset treasury strategy in the near-term is to accumulate SOL for the purpose of diversifying our treasury holdings and increasing shareholder value. We intend to hold SOL for the long-term and expect to continue to accumulate SOL. As of June 30, 2025, our digital asset holdings totaled $97.1 million, of which $89.2 million was SOL, with the remaining digital assets being comprised of SOL liquid staking tokens. We acquire locked SOL, which is discounted below the current spot rate, and cannot be withdrawn from the custodial accounts in which it is held for a predetermined period. Locked SOL may be staked to earn rewards while subject to vesting restrictions.

From April 5, 2025 through September 17, 2025, we purchased approximately 2.0 million SOL for a total of $327.0 million, using proceeds primarily from financing activities that consisted of equity issuances and debt financing. Our digital asset treasury strategy is primarily funded through various financing transactions including, among others, issuing common stock, and to a lesser extent, cash on hand from our operations. Management continuously evaluates current market conditions of the overall cryptoeconomy, capital market conditions, and macroeconomic conditions to determine whether to enter into additional financing transactions. Management intends to focus on accumulating digital assets, focusing on SOL, and holding it long-term. We currently do not have a specific target for the amount or type of digital asset holdings we intend to acquire and hold, nor do we have specific plans to acquire a significant amount of any cryptocurrency other than SOL

Our strategy involves, subject to market conditions, entering into additional capital raises. Management intends to continue to raise capital through the sales of debt or equity securities, having previously announced a target of raising approximately $50.0 million a month on average until June 2026. The Company’s ability to achieve this target is subject to market conditions and we may not be able to raise additional capital on favorable terms or at all. We cannot reasonably estimate the amount of Solana that may be purchased during this time due to a number of factors including the price of Solana and the conditions of the cryptoeconomy.

Staking

Our digital asset treasury strategy includes the delegation of SOL holdings not delegated to our owned validators, primarily consisting of locked SOL, to third-party validators with the objective of generating yield while supporting the Solana ecosystem validation process. All Solana validators have a bonding and unbonding period of 1 epoch, which lasts less than three days. In exchange for delegating our digital assets to validators, we receive a portion of the validators’ total earned rewards in the form of SOL, net of commission fees. The amount of revenue received varies each epoch and is based on the Solana network’s annual inflationary rate of 4.3%, validator performance, and total SOL staked to the validator as compared to the total Solana network. The commissions that we pay for third-party staking services varies per validator, as each establishes its own rate.

For the six months ended June 30, 2025 we incurred $15.0 thousand in commission fees related to third-party validators. As of September 23, 2025, we had approximately 1.5 million SOL tokens staked to third-party validators.

During the bonding and unbonding periods, and while staked, we are not able to withdraw or liquidate our staked SOL. The Solana protocol also imposes a limit on the total amount of SOL that can be staked or unstaked in a single epoch to prevent large and sudden network staking activity. The illiquidity that may result from the previously mentioned items will have a minimal impact on our financial condition as we currently do not convert staking rewards to other assets.

To date, we have not set a minimum or maximum amount of SOL holdings that may be staked to third-party validators. We intend to reinvest earned staking revenue into third-party staking platforms where it will continue to generate rewards.

Validators

Our validators participate in securing the Solana network through creating and validating transactions on the blockchain, known as the proof-of-stake consensus protocol. In exchange for providing these services, we receive revenue in the form of Solana, and the amount varies based on several factors including, an annual inflationary rate of approximately 4.3%, our validators performance, and the amount of SOL that is delegated on our validator as compared to the Solana network, which includes our own SOL holdings. As of September 23, 2025, we had approximately 1.0 million SOL tokens staked to our validators of which 0.5 million tokens represented our own holdings, with the remaining representing third parties. We receive revenue for services provided at the end of each Solana epoch, which is less than three days, and includes staking rewards from our own SOL holdings. Our validator operations require us to actively manage hardware equipment and run software. These operating costs are de minimis, and do not materially impact the profitability of our validator operations.

To date, we have not set a minimum or maximum amount of SOL holdings that may be staked to our owned validators. We intend to reinvest all earned validator revenue into our validators where it will continue to generate rewards and support validator operations.

Solana Price

The price of SOL has historically been highly volatile and will likely continue to be volatile. SOL’s price may fluctuate significantly in a short period of time. The price of SOL is impacted by, but not limited to, the usage levels on the Solana Network, market speculation of SOL and the cryptoeconomy, and investment and trading activities of large investors that invest directly or indirectly in SOL. The price of SOL is also affected by interruptions in service from, closures of or failures of major digital asset exchange platforms, such as FTX. The price of SOL may be adversely impacted by changes to the regulatory environment. We do not currently hedge our exposure to SOL price fluctuations, but may do so in the future.

Digital Asset Acquisition Channels

To facilitate our staking program, we acquire SOL primarily through over-the-counter (“OTC”) and spot trading platforms, as well as from earning SOL from our validator operations. We also enter trading transactions for locked or vesting SOL blocks as these are priced lower than the current spot rate due to transfer restrictions. Our locked SOL vests on a monthly basis and, as of September 23, 2025, will be fully released by January 2028. From time to time, we may acquire liquid staking tokens to enhance our capital efficiency while earning staking rewards on our SOL holdings.

Counterparty

Our primary trading and custodial counterparties include Kraken, BitGo, and Galaxy, which safeguard our digital asset holdings and/or execute trading on our behalf. Management performs due diligence reviews and selects counterparties that offer institutional-level services and products, are insured and regulated, have implemented strict security protocols, and have proven regulatory compliance.

We use Payward Inc (d/b/a “Kraken”) hot wallets to execute approximately 95% of our Solana spot trading transactions. Kraken has entities registered as money services businesses with the Financial Crimes Enforcement Network (“FinCEN”), is licensed as a money transmitter in various states across the U.S. and chartered as a Special Purpose Depository Institution by the Wyoming Division of Banking. Kraken’s terms of service, as stated on their website, are open-ended and may be terminated by either party without prior notice.

We have a custody agreement with BitGo Trust Company, Inc. (“BitGo”), under which BitGo provided to us customary qualified custody services. BitGo Trust is a South Dakota trust company licensed to act as custodian, safeguarding approximately 20%-50%, depending on trading and staking activity, of our SOL holdings in segregated cold wallets. BitGo wallets are supported by a $250 million insurance policy issued by a syndicate of insurers in the Lloyd’s of London and European Marketplace.

We use Galaxy’s institutional product, GalaxyOne Institutional (“GalaxyOne”), which, depending on trading and staking activity, holds approximately 20%-40% of our SOL holdings in a hot wallet. GalaxyOne provides a gateway for institutions to trade, custody, stake, and manage digital assets. It is operated under GalaxyOne Prime LLC (“GalaxyOne Prime”), a FinCEN-registered money service business. GalaxyOne Prime partnered with Paxos Trust Company, LLC to custody digital assets on behalf of its clients. Paxos is a New York State-chartered trust company, overseen by the New York Department of Financial Services. GalaxyOne Prime’s terms of service, as stated on their website, are open-ended and may be terminated by either party without prior notice.

Counterparty Risk

We may be negatively affected in the event that any of the foregoing counterparties fails to perform their obligations. However, alternative service providers are readily available that offer comparable services, which we may engage with similar customary terms. Management mitigates this exposure through continuous monitoring of our assets and reconciliations of trading transactions.

Seasonality and Cyclicality

Results for our validators may be subject to cyclical impacts related to period-over-period variability as Solana epochs may not coincide with calendar days, months, or years. Additionally, validator revenue is dependent on activity in the Solana network, which fluctuates.

Competition

Our digital asset treasury strategy segment operates in a highly competitive and ever-changing cryptoeconomy and faces significant competition, ranging from larger digital asset treasury companies, digital asset trading platforms, and validator peers. The cryptoeconomy is continuously expanding, and we expect to face competition from new entrants in the future as the adoption of digital assets continues to grow.

Real Estate Platform

Overview

We have developed an AI-enabled, business-to-business fintech platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, REITs, debt funds, and other financial institutions looking to deploy capital into commercial mortgages. Commercial property owners, operators, and developers can quickly create an account on our platform, chat with our AI, set up their own profile and submit and manage loan requests on their dashboard in a digital experience. Our algorithms automatically match borrowers to their best loan option(s) or to our internal capital markets advisors (inbound sales team) that guide the borrower through the process and connect them with the right loan product and lender. Originators that work at commercial real estate mortgage lenders can log in and use their lender portal to view, sort, and engage with their new matches in real-time and communicate with the borrowers, tracking their loans right through our portal; they can set up the types of deals they are looking for as well. Our capital markets advisors have their own interface that gives them access to targeted loan opportunities, market intelligence, and data empowering them to better assist borrowers in managing their choices, leading to the best possible outcomes for both lenders and borrowers.

We currently serve hundreds of thousands of web users annually, including multifamily and commercial property owners and developers applying for billions of dollars of debt financing per year, professional service providers, and thousands of multifamily and commercial property lenders including more than 10% of the banks in the United States, credit unions, REITs, debt funds, Fannie Mae® and Freddie Mac® multifamily lenders, FHA multifamily lenders, commercial mortgage-backed securities (“CMBS”) lenders, Small Business Administration (“SBA”) lenders, and more.

Platform

The real estate segment derives its revenue primarily from platform fees and subscription revenue. Platform fees include referral and advisory fees generated from multifamily and commercial real estate and small business debt transactions. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have been transferred to the customer. Our services are generally transferred to the customer at a point in time, which is when the underlying lending transaction has closed and successfully funded. We may act as an agent for both lenders and borrowers.

Our data and software offerings are generally offered on a subscription basis as software as a service (“SaaS”). We provide data, transparency, and tools, generally as annual software subscriptions, to help stakeholders navigate the most complex components of the multifamily and commercial property lifecycles – debt (Janover Pro, Janover Capital Markets), insurance (Janover Insurance), equity (Janover Connect, Janover Engage), and technology (Janover AI).

We earn platform revenue from fees charged to our customers that utilize our technology platform which matches lenders and borrowers. These fees include a share of the revenue per transaction by the lender, typically 1% of the loan amount, and in some cases a fixed negotiated fee from the borrower. We have evaluated the terms of the contract with these customers and have determined that we act as an agent and recognize revenue on a net basis at the time the lending transaction is fully funded and closed.

We also derive revenue from our software as a service (“SaaS”) offerings which provide data, transparency and other tools to help customers navigate the complex components of the multifamily and commercial property lifecycles and includes debt, equity, insurance and technology. Contracts with customers utilizing our SaaS offerings are subscription based and last between one to three years. We act as the principal in these contracts and recognize revenue ratably over the contract term on a gross basis. The amount of revenue earned is equal to the annual rate per the contract or when the services are performed throughout the contractual period.

Seasonality

The commercial real estate market tends to be seasonal in nature, with the first and fourth fiscal quarters being more active than the second and third fiscal quarters. Such fluctuations have to be considered by investors since quarterly results may not be indicative of the Company’s fiscal year results.

Solana Network

Overview

Solana is a decentralized open-source Layer-1 blockchain optimized for speed, cost-efficiency, and scalability. No single entity owns or operates the network, which is maintained by the decentralized user base. It is an integrated, high-performance global network that enables fast, secure, and low-cost digital transactions. The network enables users to instantly send money globally through Solana Pay, trade digital assets, utilize smart contracts, and buy or sell fungible and non-fungible tokens at a fraction of a cent in fees.

The Solana Network was developed to solve scalability and transaction speed issues experienced with traditional blockchains by using an innovative blockchain architecture. This architecture combines Proof-of History (“PoH”) with Proof of Stake (“PoS”) to reduce validator transaction consensus. PoH is a digital timestamp mechanism that enables the network to track the time and order of transactions. PoH provides faster transaction processing speeds and larger transaction capacity than other blockchain networks like Bitcoin and Ethereum. While PoS is used to incentivize SOL holders to validate transactions through staking. Users of the network will first initiate a transaction, which is timestamped, verified by validators, and recorded on the blockchain ledger for a low transaction fee.

Transaction fees are paid with the network’s native token, SOL. The native token is also used in staking, for participation in the network’s governance, and as payment to validators for securing the network and processing transactions. As of September 30, 2025, according to the Solana Network website, the network processes over 3,000 transactions per second with over 960 independent validator nodes.

The Solana Protocol was initially developed by Anatoly Yakovenko in a 2017 whitepaper with the first mainnet launched in March 2020. Development of the Solana Network is overseen by the Solana Foundation (“Foundation”), a non-profit organization based in Switzerland, and Solana Labs, Inc. (“Solana Labs”), a Delaware corporation, which administered the initial launch of the network and token distribution.

Although the Solana Foundation and Solana Labs have some influence over the developmental direction of the Solana Network, changes to the protocol must be accepted by validators that collectively represent a supermajority (two-thirds) of the cumulative validations on the Solana blockchain.

Solana Use Cases

Solana Pay. Enables users to instantly send money globally. Solana Pay is an open-source protocol built on the Solana blockchain — anyone can build on or transact with Solana Pay. Per Solana’s website, as of September 30, 2025, Solana Pay had over $695 million USDC in circulation on the network and 280 thousand active daily accounts.

Decentralized Exchanges (“DEXs). Enables users to trade digital assets through decentralized exchanges built on the Solana Network, such as Orca and Raydium. As of June 30, 2025, the average daily DEX volume was approximately $2.5 billion.

Smart Contracts. Enable users through platforms such as Kamino, to enter into lending, borrowing, and staking transactions. As of June 30, 2025, Kamino was the current leader in total locked value on the Solana Network at $2.1 billion.

Fungible and Non-fungible Tokens (“NFTs”). Infrastructures built on the Solana network, such as Metaplex, enable users to create, sell, and manage NFTs on the Solana blockchain. The Solana Network enables users to buy and sell fungible token that are integrated into the network, such as Circle’s USDC and Tether’s USDT. As of June 30, 2025 the current average daily NFT volume was approximately $1.0 million, and fungible tokens had a market capitalization of approximately $10.3 billion.

Solana Tokeneconomics

The Solana network protocol follows a declining inflation model to reward validators. At network launch, the inflation rate was approximately 8.0%. That rate declines by 15% each epoch-year, approximately 125 to 180 calendar days, until it reaches a long-term terminal rate of 1.5%. Today, Solana’s inflation rate is approximately 4.3%. In addition to inflationary rewards, validator and delegator income includes transaction fees, priority fees, and maximal extractable value (MEV) captured by the network.

Solana Supply

The Solana network launched with a circulating supply of 8.0 million SOL tokens, which has currently grown to 543.4 million SOL tokens. SOL does not have a fixed maximum supply, with new SOL tokens introduced primarily through inflationary rewards distributed to validators and delegators. However, the Solana Protocol features a burn mechanism where a portion of all transaction fees is permanently destroyed, creating the potential for the network to become deflationary with sufficient usage. As of September 30, 2025 SOL had a market capitalization, according to CoinMarketCap, of over $100.0 billion and an average daily trading volume of approximately $5.0 billion over the past year.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $           million, after deducting the underwriting discounts and commissions and our estimated offering expenses, assuming no exercise of the underwriter’s over-allotment option, or $           million assuming full exercise of the over-allotment option.

We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of SOL and for working capital.

We have not determined the amount of net proceeds to be used specifically for any of these purposes. As a result, our management will have broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used in a manner of which you approve.

CAPITALIZATION

The following table presents our capitalization as of June 30, 2025:

●	on an unaudited actual basis;

●	on a pro forma basis to give effect to the transactions entered into by the Company after June 30, 2025; and

●	on an as adjusted basis to give effect to the issuance and sale of the Series C Perpetual Preferred Stock in this offering and the receipt of the net proceeds from this offering, after deducting the underwriting discounts and commissions and our estimated offering expenses and use of such net proceeds as described under “Use of Proceeds” (assuming for illustrative purposes that all net proceeds are used to purchase SOL).

This table should be read in conjunction with the other information included or incorporated by reference in this offering memorandum, including our consolidated financial statements and related notes.

		As of June 30, 2025 (unaudited) (in thousands, except share data)
	Actual (unaudited)	Pro Forma Adjustments (unaudited)	Notes	Pro Forma Combined (unaudited)

Cash and cash equivalents	$2,470	$13,991	(a,b,d,f)	$
Digital assets, at fair value	89,239	297,246	(b,e)		386,485

Debt:
Long-term debt	21,210	(3,313)	(c)		17,897
5.50% convertible senior notes due 2030		122,500	(d)		122,500
Digital asset financing		47,967	(e)		47,967
Total debt	21,210	167,154			188,364

Stockholders’ equity:
Preferred stock, undesignated, $0.00001 par value and stated value, 9,899,000 shares authorized, no shares issued and outstanding; shares of Series C Perpetual Preferred Stock designated and outstanding, respectively, as further adjusted	—	—	(g)
Series A Preferred stock, $0.00001 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	—	—			—
Series B Preferred stock, $0.00001 par value, 1,000 shares authorized, 0 shares issued and outstanding	—	—			—
Common stock, $0.00001 par value per share; 100,000,000 shares authorized, 25,573,702 shares issued and outstanding	—	—			—
Additional paid-in capital	74,329	177,516	(c,f,g)
Prepaid forward	—	(75,636)	(d)		(75,636)
Accumulated deficit	5,284	—			5,284
Total stockholders’ equity	79,613	101,880
Total capitalization	$100,823	$269,034		$

(a)	Includes $3.9 million held at digital asset platforms.
(b)	Includes $256.1 million of net additions resulting from purchases, staking and validator operations from July 1, 2025 to September 10, 2025.
(c)	Reflects the impact of $3.3 million related to the conversion of notes to common stock.
(d)	In July 2025, we issued a total of $122.5 million aggregate principal, of 5.5% convertible senior notes. We received net proceeds of $117.8 million, of which $75.6 million was allocated to repurchase shares of our common stock in the form of a prepaid forward stock purchase.
(e)	From July 1, 2025 to September 10, 2025, we received proceeds from Solana borrowings of approximately $41.1 million (using exchange rates as of the date the cryptocurrency was received), and $6.9 million of fair value changes related to the appreciation of Solana.
(f)	Gives effect to the following transactions: the sale and issuance of shares and prefunded warrants in August Offering and the sale and issuance of shares of under the ELOC following June 30, 2025.
(g)	The Series C Perpetual Preferred Stock is presented in the pro form combined column of the table above as an increase to the preferred stock line item in an amount equal to the par value of the total number of shares issued with the remainer of the net proceeds from the offering of the Series C Perpetual Preferred Stock in Additional paid-in capital.

DESCRIPTION OF SERIES C PERPETUAL PREFERRED STOCK

The following describes the material terms of the Series C Perpetual Preferred Stock. This is not a complete description and is subject to, and entirely qualified by reference to applicable provisions of our Certificate of Incorporation and the Certificate of Designation of Series C Perpetual Preferred Stock (the “Certificate”) establishing the Series C Perpetual Preferred Stock, which are filed with the SEC as exhibits to the Registration Statement of which this prospectus is a part, as well as the relevant portions of the General Corporation Law of the State of Delaware.

Pursuant to our Certificate of Incorporation, we are authorized to issue 10,000,000 shares of our preferred stock, par value $0.00001 per share. In connection with this Offering, we have designated              of these shares as the “10.00% Series C Cumulative Perpetual Preferred Stock”, pursuant to the Certificate that sets forth the terms of such Series C Perpetual Preferred Stock. The Series C Perpetual Preferred Stock Certificate of Designation is expected to be filed with the Secretary of State of Delaware in connection with this offering. The Series C Perpetual Preferred Stock being offered hereby, when issued, delivered and paid for in accordance with the terms of the underwriting agreement, will be fully paid and nonassessable. The number of authorized shares of Series C Perpetual Preferred Stock may from time to time be increased (but not in excess of the total number of authorized shares of our preferred stock, less all shares of any other series of our preferred stock authorized at the time of such increase) or decreased (but not below the number of shares of the Series C Perpetual Preferred Stock then outstanding) by resolution of the Board (or a duly authorized committee of the Board), without the vote or consent of the holders of the Series C Perpetual Preferred Stock. Shares of the Series C Perpetual Preferred Stock that are redeemed, repurchased or otherwise acquired by the Company will be cancelled and revert to authorized but unissued shares of our preferred stock undesignated as to series. We have the authority to issue fractional shares of the Series C Perpetual Preferred Stock and reserve the right to re-open this series and issue additional shares of the Series C Perpetual Preferred Stock either through public or private sales at any time and from time to time without notice to or the consent of holders of the Series C Perpetual Preferred Stock. The additional shares of the Series C Perpetual Preferred Stock will be deemed to form a single series with the Series C Perpetual Preferred Stock offered hereby. Each share of the Series C Perpetual Preferred Stock will be identical in all respects to every other share of the Series C Perpetual Preferred Stock, except that shares of the Series C Perpetual Preferred Stock issued after                        , 2025 (the “Original Issue Date”) will accrue dividends from the later of the Original Issue Date and the dividend payment date (as defined below in “Dividends”) immediately prior to the original issue date of such additional shares for which full cumulative dividends have been paid. As used herein, “accrual” (or similar terms) used with respect to a dividend or dividend period refers only to the determination of the amount of such dividend and does not imply that any right to a dividend in any dividend period that arises prior to the date on which such dividend is declared.

In addition, subject to the limitations described herein, we may issue additional preferred stock from time to time in one or more series, each with such designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, as the Board (or a duly authorized committee of the Board) may determine prior to the time of such issuance.

Listing

The Series C Perpetual Preferred Stock is a new issue of securities and no current market exists for the Series C Perpetual Preferred Stock. We have applied to list the Series C Perpetual Preferred Stock on the Nasdaq under the symbol “CHAD”. If this application is approved, we expect trading in the Series C Perpetual Preferred Stock on the Nasdaq to commence within ten (10) days after the Series C Perpetual Preferred Stock is first issued.

Transfer Agent and Register

The transfer agent and register for the Series C Perpetual Preferred Stock will be Colonial Stock Transfer Company, Inc. (“Transfer Agent”). The Transfer Agent’s address is 7840 S 700 E, Sandy, Utah 84070. The Series C Perpetual Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee, The Depository Trust Company. See “Book-Entry Procedures” beginning on page 51.

No Maturity, Sinking Fund or Mandatory Redemption

The Series C Perpetual Preferred Stock has no maturity date and the Company is not required to redeem the Series C Perpetual Preferred Stock at any time. Accordingly, the Series C Perpetual Preferred Stock will remain outstanding indefinitely, unless the Company decides, at its option, to exercise its redemption right or, under circumstances as described in “Limited Conversion Rights,” where the holders of Series C Perpetual Preferred Stock have a conversion right, such holders convert the Series C Perpetual Preferred Stock into the Company’s common stock. The Series C Perpetual Preferred Stock is not subject to any sinking fund.

Ranking

The Series C Perpetual Preferred Stock will, as to dividend rights and rights as to the distribution of assets upon the Company’s liquidation, dissolution or winding up, rank:

(1)	senior to all classes or series of the Company’s common stock and to all other capital stock issued by the Company expressly designated as ranking junior to the Series C Perpetual Preferred Stock;

(2)	on parity with the Series A Preferred Stock and any future class or series of the Company’s capital stock expressly designated as ranking on parity with the Series C Perpetual Preferred Stock;

(3)	junior to any future class or series of the Company’s capital stock expressly designated as ranking senior to the Series C Perpetual Preferred Stock; and

(4)	junior to all the Company’s existing and future indebtedness (including subordinated indebtedness and any indebtedness convertible into our common stock or preferred stock) and other liabilities with respect to assets available to satisfy claims against the Company and structurally subordinated to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) existing or future subsidiaries of the Company.

We may issue junior capital stock described in (1) above and parity capital stock described in (2) above at any time and from time to time in one or more series without the consent of the holders of the Series C Perpetual Preferred Stock. Our ability to issue any senior capital stock described in (3) above is limited as described under “Limited Voting Rights.”

Dividends

Subject to the preferential rights, if any, of the holders of any class or series of capital stock of the Company ranking senior to the Series C Perpetual Preferred Stock as to dividends, the holders of the Series C Perpetual Preferred Stock will be entitled to receive, when, as and if declared by the Board (or a duly authorized committee of the Board), only out of funds legally available for the payment of dividends, cumulative cash dividends at the annual rate of 10.00% of the $100.00 liquidation preference per year. A “dividend period” is the period from and including a dividend payment date (as defined herein) (except that the initial dividend period will commence on and include September 30, 2025) and continuing to, but excluding, the next succeeding dividend payment date. Dividends on the Series C Perpetual Preferred Stock will accumulate and be cumulative from, and including, the Original Issue Date; except that shares of the Series C Perpetual Preferred Stock issued after the Original Issue Date will accrue dividends from the later of the Original Issue Date and the dividend payment date immediately prior to the original issue date of such additional shares for which full cumulative dividends have been paid.

Dividends, when, as and if declared by the Board (or a duly authorized committee of the Board), will be payable quarterly, on March 31, June 30, September 30 and December 31 of each year, in arrears, beginning on December 31, 2025, each of which is a “dividend payment date;” provided that if any dividend payment date is not a business day (as defined below), then such date will nevertheless be a dividend payment date but the dividend which would otherwise have been payable on that dividend payment date, when, as and if declared, will be paid on the next succeeding business day and no interest, additional dividends or other sums will accumulate on the amounts so payable for the period from and after that dividend payment date to that next succeeding business day. “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Any dividend, including any dividend payable on the Series C Perpetual Preferred Stock for any dividend period (or portion thereof) will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record of Series C Perpetual Preferred Stock as they appear in the records of the Transfer Agent at the close of business on the applicable record date, which will be the date designated by the Board (or a duly authorized committee of the Board) for the payment of a dividend that is not more than thirty (30) nor less than ten (10) days prior to the applicable dividend payment date.

The Board (or a duly authorized committee of the Board) will not authorize, pay or set apart for payment by the Company any dividend on the Series C Perpetual Preferred Stock at any time that: (i) the terms and provisions of any of the Company’s agreements, including any agreement relating to the Company’s indebtedness, prohibits such authorization, payment or setting apart for payment; (ii) the terms and provisions of any of the Company’s agreements, including any agreement relating to the Company’s indebtedness, provides that such authorization, payment or setting apart for payment thereof would constitute a breach of, or a default under, such agreement; or (iii) the law restricts or prohibits the authorization or payment. Notwithstanding the foregoing, dividends on the Series C Perpetual Preferred Stock will accumulate whether or not the terms and provisions of any of the Company’s agreements relating to its indebtedness prohibit such authorization, payment or setting apart for payment, the Company has earnings, there are funds legally available for the payment of the dividends, or the dividends are authorized. Accordingly, if the Board (or a duly authorized committee of the Board) does not declare a dividend on the Series C Perpetual Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will accumulate and an amount equal to such accumulated dividend will become payable out of funds legally available therefor upon the liquidation, dissolution or winding up of the Company’s affairs (or earlier redemption of such Series C Perpetual Preferred Stock), to the extent not paid prior to such liquidation, dissolution or winding up or earlier redemption, as the case may be. No interest, or sums in lieu of interest, will be payable in respect of any dividend payment or payments on the Series C Perpetual Preferred Stock, which may be in arrears, and holders of the Series C Perpetual Preferred Stock will not be entitled to any dividends in excess of the full cumulative dividends described above. Any dividend payment made on the Series C Perpetual Preferred Stock will first be credited against the earliest accumulated but unpaid dividends due with respect to those shares.

Restrictions on Dividends, Redemption and Repurchases

So long as any share of the Series C Perpetual Preferred Stock remains outstanding, unless the Company also has either paid or declared and set apart for payment full cumulative dividends on the Series C Perpetual Preferred Stock for all past completed dividend periods, the Company will not during any dividend period:

(1)	pay or declare and set apart for payment any dividends or declare or make any distribution of cash or other property on common stock or other capital stock that ranks junior to or on parity with the Series C Perpetual Preferred Stock with respect to dividend rights and rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up (other than, in each case, (a) a dividend paid in common stock or other stock ranking junior to the Series C Perpetual Preferred Stock with respect to dividend rights and rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up or (b) any declaration of a common stock dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant to the plan);

(2)	redeem, purchase or otherwise acquire common stock or other capital stock that ranks junior to or on parity with the Series C Perpetual Preferred Stock (other than the Series C Perpetual Preferred Stock) with respect to dividend rights and rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up (other than (a) by conversion into or exchange for common stock or other capital stock ranking junior to the Series C Perpetual Preferred Stock with respect to dividend rights and rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, (b) the redemption of shares of capital stock pursuant to the provisions of the Certificate of Incorporation relating to the restrictions upon ownership and transfer of its capital stock, (c) a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series C Perpetual Preferred Stock and any other capital stock that ranks on parity with the Series C Perpetual Preferred Stock with respect to dividend rights and rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, (d) purchases, redemptions or other acquisitions of shares of the Company’s capital stock ranking junior to the Series C Perpetual Preferred Stock with respect to dividend rights and rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up pursuant to any employment contract, dividend reinvestment and stock purchase plan, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, consultants or advisors, (e) through the use of the proceeds of a substantially contemporaneous sale of stock ranking junior to the Series C Perpetual Preferred Stock with respect to dividend rights and rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, or (f) purchases or other acquisitions of shares of the Company’s capital stock pursuant to a contractually binding stock repurchase plan existing prior to the preceding dividend payment date on which dividends were not paid in full); or

(3)	redeem, purchase or otherwise acquire Series C Perpetual Preferred Stock (other than (a) by conversion into or exchange for common stock or other capital stock ranking junior to the Series C Perpetual Preferred Stock with respect to dividend rights and rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, (b) a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series C Perpetual Preferred Stock or (c) with respect to redemptions, a redemption pursuant to which all shares of Series C Perpetual Preferred Stock are redeemed).

Notwithstanding the foregoing, if the Board (or a duly authorized committee of the Board) elects to declare only partial instead of full dividends for a dividend payment date and related dividend period on the shares of the Series C Perpetual Preferred Stock or any class or series of the Company’s capital stock that ranks on parity with the Series C Perpetual Preferred Stock with respect to dividends, then, to the extent permitted by the terms of the Series C Perpetual Preferred Stock and each outstanding class or series of the Company’s capital stock that ranks on parity with the Series C Perpetual Preferred Stock with respect to dividends, such partial dividends will be declared on shares of the Series C Perpetual Preferred Stock and class or series of the Company’s capital stock that ranks on parity with the Series C Perpetual Preferred Stock with respect to dividends, and dividends so declared will be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used herein, “full dividends” means, as to any class or series of the Company’s capital stock that ranks on parity with the Series C Perpetual Preferred Stock with respect to dividends that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such class or series of the Company’s capital stock that ranks on parity with the Series C Perpetual Preferred Stock with respect to dividends current in dividends, including undeclared dividends for past dividend periods. To the extent a dividend period with respect to the Series C Perpetual Preferred Stock or any class or series of the Company’s capital stock that ranks on parity with the Series C Perpetual Preferred Stock with respect to dividends (in either case, the “first series”) coincides with more than one dividend period with respect to another series as applicable (in either case, a “second series”), then, for purposes of this paragraph, the Board (or a duly authorized committee of the Board) may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two or more consecutive dividend periods, none of which coincides with more than one dividend Period with respect to the second series, or may treat such dividend period(s) with respect to any class or series of the Company’s capital stock that ranks on parity with the Series C Perpetual Preferred Stock with respect to dividends and dividend period(s) with respect to the Series C Perpetual Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such class or series of the Company’s capital stock that ranks on parity with the Series C Perpetual Preferred Stock with respect to dividends and the Series C Perpetual Preferred Stock.

Subject to the foregoing, dividends as may be determined by the Board (or a duly authorized committee of the Board) may be declared and paid on the common stock or other stock ranking junior to the Series C Perpetual Preferred Stock with respect to dividend rights and rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up from time to time out of any funds legally available therefor, and the shares of the Series C Perpetual Preferred Stock shall not be entitled to participate in any such dividend.

Liquidation Preference

In the event of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of shares of Series C Perpetual Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders (i.e., after satisfaction of all the Company’s liabilities to creditors, if any) and, subject to the rights of holders of any shares of each other class or series of capital stock ranking, as to rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, senior to the Series C Perpetual Preferred Stock, a liquidation preference of $100.00 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of the common stock or any other class or series of the Company’s capital stock ranking, as to rights to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up, junior to the Series C Perpetual Preferred Stock (the “liquidation preference”).

If, upon such voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the assets of the Company legally available for distribution to the Company’s stockholders are insufficient to pay the full amount of the liquidation preference on all outstanding shares of Series C Perpetual Preferred Stock and the corresponding amounts payable on all shares of each other class or series of capital stock of the Company ranking, as to rights to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series C Perpetual Preferred Stock, then the holders of the Series C Perpetual Preferred Stock and each such other class or series of capital stock of the Company ranking, as to rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series C Perpetual Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidation preference to which they would otherwise be respectively entitled. In any such distribution, the liquidation preference of any holder of the Company’s capital stock other than the Series C Perpetual Preferred Stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on the Company’s assets available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder or stock on which dividends accrue on a non-cumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.

Holders of Series C Perpetual Preferred Stock will be entitled to written notice of any voluntary or involuntary liquidation, dissolution or winding up of the Company, no fewer than thirty (30) days and no more than sixty (60) days prior to the payment date.

If the liquidation preference has been paid in full to all holders of the Series C Perpetual Preferred Stock and each such other class or series of capital stock ranking, as to rights to the distribution of assets any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series C Perpetual Preferred Stock, holders of shares of the Series C Perpetual Preferred Stock and each such other class or series of capital stock ranking, as to rights to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series C Perpetual Preferred Stock will have no right or claim to any of the Company’s remaining assets and the holders of shares of common stock or any class or series of capital stock ranking, as to rights to the distribution of assets any voluntary or involuntary liquidation, dissolution or winding up, junior to the Series C Perpetual Preferred Stock, will be entitled to receive all of the Company’s remaining assets according to their respective rights and preferences.

The consolidation, merger or other business combination of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the assets, property or business of the Company will not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Redemption

Optional Redemption

We will have the right, at our election, to redeem all, and not less than all, of the Series C Perpetual Preferred Stock, at any time, for cash if the total aggregate liquidation preference of all Series C Perpetual Preferred Stock then outstanding is less than 25% of the aggregate liquidation preference of the Series C Perpetual Preferred Stock issued in this offering. The redemption price for any Series C Perpetual Preferred Stock to be redeemed pursuant to an optional redemption will be a cash amount equal to the liquidation preference of the Series C Perpetual Preferred Stock to be redeemed, plus accumulated and unpaid regular dividends to, but not including, the date of such redemption (the “redemption date”), upon the giving of notice, as provided below under “Redemption Procedures.”

Redemption Upon Tax Event

If, as a result of any change in, or amendment to, the laws of the United States or the official interpretation thereof that is announced or becomes effective, we become or, based upon a written opinion of independent counsel selected by us, there is a substantial probability that we will become obligated to pay certain additional amounts with respect to the Series C Perpetual Preferred Stock, then we may redeem the Series C Perpetual Preferred Stock at a cash amount equal to the liquidation preference of such share as of the business day before the date we provide the related redemption notice, plus accumulated and unpaid regular dividends on such share to, and including, the redemption date.

Redemption Procedures

In the event the Company elects to redeem Series C Perpetual Preferred Stock, notice of redemption will be mailed to each holder of record of Series C Perpetual Preferred Stock called for redemption at such holder’s address as it appears on the Company’s stock transfer records, not less than fifteen (15) nor more than sixty (60) days prior to the redemption date. Any notice mailed as provided in this paragraph shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series C Perpetual Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series C Perpetual Preferred Stock. Notwithstanding the foregoing, if the shares of Series C Perpetual Preferred Stock are issued in book-entry form through The Depository Trust Company (“DTC”) or any other similar facility, notice of redemption may be given to the holders of Series C Perpetual Preferred Stock at such time and in any manner permitted by such facility.

The notice will notify the holder of the election to redeem the shares and will state at least the following: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series C Perpetual Preferred Stock to be redeemed (and, if fewer than all the shares are to be redeemed, the number of shares to be redeemed from such holder or the method for determining such number); (iv) the place(s) where holders may surrender certificates, if any, evidencing the Series C Perpetual Preferred Stock for payment; and (v) that dividends on such shares of Series C Perpetual Preferred Stock will cease to accumulate on the date prior to the redemption date.

If fewer than all of the outstanding shares of Series C Perpetual Preferred Stock are to be redeemed, the shares to be redeemed will be determined (i) in the case of Series C Preferred Stock held of record by the nominee of DTC, in accordance with the depositary procedures or (ii) in the case of Series C Preferred Stock represented by physical certificate(s), pro rata (as nearly as practicable without creating fractional shares), by lot, or by such other method we consider fair and appropriate. Subject to the provisions hereof, the Board (or a duly authorized committee of the Board) shall have full power and authority to prescribe the terms and conditions on which shares of Series C Perpetual Preferred Stock shall be redeemed from time to time. If the Company shall have issued certificates for the Series C Perpetual Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.

On or after the redemption date, each holder of Series C Perpetual Preferred Stock to be redeemed that holds a certificate other than through DTC book entry as described below must present and surrender the certificates evidencing the shares of Series C Perpetual Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender.

From and after the redemption date or, if notice of redemption has been duly given, and if on or before the redemption date specified in the notice, all funds necessary for the redemption have been set aside by the Company, separate and apart from the Company’s other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available for that purpose, then, in each case unless the Company defaults in payment of the redemption price: (i) all dividends on the shares designated for redemption in the notice will cease to accumulate on or after the redemption date; (ii) all rights of the holders of the shares, except the right to receive the redemption price thereof (including all accumulated and unpaid dividends up to the date prior to the redemption date), will cease and terminate; and (iii) the shares designated for redemption in the notice will be deemed to not be outstanding for any purpose whatsoever.

Any funds held in trust and unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the Company’s other funds, and after that time the holders of the shares so called for redemption shall look only to the Company for payment of the redemption price of such shares.

Notwithstanding the foregoing, any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date.

Limited Conversion Rights

Generally

Subject to certain limitations, holders of Series C Perpetual Preferred Stock will have the right to convert some or all of their shares of Series C Perpetual Preferred Stock on any business day into shares of our common stock (together, if applicable, with cash in lieu of any fractional share of common stock) at the then-applicable conversion rate. The initial conversion rate is              shares of common stock per share of Series C Perpetual Preferred Stock, which represents an initial conversion price of $             per share of common stock, and is subject to adjustment.

Treatment of Dividends Upon Conversion

We will not adjust the conversion rate to account for any accumulated and unpaid dividends on any Series C Perpetual Preferred Stock being converted. Notwithstanding anything to the contrary, if the conversion date of any share of Series C Perpetual Preferred Stock is after a regular record date for a declared regular dividend on the Series C Perpetual Preferred Stock and on or before the next regular dividend payment date, then:

●	the holder of such share at the close of business on such regular record date will be entitled, notwithstanding such conversion, to receive, on or, at our election, before such regular dividend payment date, such declared regular dividend on such share; and

●	the holder surrendering such share for conversion must deliver, at the time it surrenders such share for conversion, an amount of cash equal to the amount of such declared regular dividend on such share.

However, such holder need not deliver such cash:

●	if we have specified a redemption date that is after such regular record date and on or before the second business day immediately after such regular dividend payment date; or

●	to the extent of any accumulated dividend in respect of any regular dividend period before the regular dividend period in which such regular record date occurs.

Conversion Procedures

To convert a beneficial interest in a global certificate, the owner of the beneficial interest must:

●	comply with the depositary procedures for converting the beneficial interest (at which time such conversion will become irrevocable);

●	if applicable, pay any declared regular dividend payable on the next regular dividend payment date, as described above under the caption “—Treatment of Dividends Upon Conversion;” and

●	if applicable, pay any documentary or other taxes as described below under the caption “—Taxes Upon Issuance of Common Stock.”

To convert any share of Series C Perpetual Preferred Stock represented by a physical certificate, the holder of such share must:

●	complete, manually sign and deliver to the conversion agent the conversion notice attached to such physical certificate or a facsimile of such conversion notice;

●	deliver such physical certificate to the conversion agent (at which time such conversion will become irrevocable);

●	furnish any endorsements and transfer documents that we or the conversion agent may require;

●	if applicable, pay any declared regular dividend payable on the next regular dividend payment date, as described above under the caption “—Treatment of Dividends Upon Conversion;” and

●	if applicable, pay any documentary or other taxes as described below under the caption “—Taxes Upon Issuance of Common Stock.”

We refer to the first business day on which the requirements described above to convert a share of Series C Perpetual Preferred Stock are satisfied as the “conversion date.”

Settlement Upon Conversion

Consideration Due Upon Conversion

Upon conversion of any perpetual strike preferred stock, we will deliver, for each share of Series C Perpetual Preferred Stock being converted, a number of shares of our common stock equal to the conversion rate in effect immediately before the close of business on the conversion date for such conversion. However, in lieu of delivering any fractional share of common stock otherwise due upon conversion, we will, to the extent we are legally able to do so, pay cash based on the last reported sale price per share of our common stock on the conversion date for such conversion (or, if such conversion date is not a trading day, the immediately preceding trading day). In the event that we cannot pay cash in lieu of a fractional share, we will, to the extent authorized, unissued and unreserved shares of our common stock are available, instead round up to the nearest whole share for each holder and we will not have any obligation to pay such amount in cash. We refer to the consideration due upon conversion of any Series C Perpetual Preferred Stock as the “conversion consideration.”

Delivery of the Conversion Consideration

We will (subject to the depositary procedures, if such Series C Perpetual Preferred Stock is represented by a global certificate) pay or deliver, as applicable, the conversion consideration due upon conversion of any Series C Perpetual Preferred Stock on or before the second business day immediately after the conversion date for such conversion.

Delivery of Treasury Shares

Each share of common stock delivered upon conversion of the Series C Perpetual Preferred Stock will be a newly issued or treasury share. To the extent we deliver shares of common stock held in our treasury in settlement of any obligation under the certificate of designations to deliver shares of common stock, each reference in this “Description of Series C Perpetual Preferred Stock” section to the issuance of shares of common stock in connection therewith will be deemed to include such delivery.

When Converting Preferred Stockholders Become Stockholders of Record of the Shares of Common Stock Issuable Upon Conversion

The person in whose name any share of our common stock is issuable upon conversion of any Series C Perpetual Preferred Stock will be deemed to become the holder of record of that share as of the close of business on the conversion date for such conversion. Notwithstanding anything to the contrary, in no event will any holder be entitled to convert a number of shares of Series C Perpetual Preferred Stock that is not a whole number.

Taxes Upon Issuance of Common Stock

We will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue of any shares of our common stock upon conversion of the Series C Perpetual Preferred Stock of any preferred stockholder. However, if any tax or duty is due because such preferred stockholder requests those shares to be registered in a name other than such preferred stockholder’s name, then such preferred stockholder must pay such tax or duty. For the avoidance of doubt, we or any other withholding agent may collect any required withholding tax at the time of conversion or payment or require alternative arrangements (e.g., a deposit for taxes prior to delivery of conversion consideration) to ensure that we or such withholding agent is not out of pocket for any potential withholding tax liability (e.g., for any conversion consideration attributable to previously unpaid and accumulated dividends).

Conversion Rate Adjustments

Generally

The conversion rate will be adjusted for the events described below. However, we are not required to adjust the conversion rate for these events (other than a stock split or combination or a tender or exchange offer) if each preferred stockholder participates, at the same time and on the same terms as holders of our common stock, and solely by virtue of being a holder of the perpetual strike preferred stock, in such transaction or event without having to convert such preferred stockholder’s Series C Perpetual Preferred Stock and as if such preferred stockholder held a number of shares of our common stock equal to the product of (i) the conversion rate in effect on the related record date; and (ii) the total number of shares of Series C Perpetual Preferred Stock held by such preferred stockholder on such record date.

(1)	Stock Dividends, Splits and Combinations. If we issue solely shares of our common stock as a dividend or distribution on all or substantially all shares of our common stock, or if we effect a stock split or a stock combination of our common stock (in each case excluding an issuance solely pursuant to a common stock change event, as to which the provisions described below under the caption “—Effect of Common Stock Change Event” will apply), then the conversion rate will be adjusted based on the following formula:

where:

CR0	=	the conversion rate in effect immediately before the close of business on the record date for such dividend or distribution, or immediately before the close of business on the effective date of such stock split or stock combination, as applicable;

CR1	=	the conversion rate in effect immediately after the close of business on such record date or effective date, as applicable;

OS0	=	the number of shares of our common stock outstanding immediately before the close of business on such record date or effective date, as applicable, without giving effect to such dividend, distribution, stock split or stock combination; and

OS1	=	the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, stock split or stock combination.

If any dividend, distribution, stock split or stock combination of the type described in this paragraph (1) is declared or announced, but not so paid or made, then the conversion rate will be readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution or to effect such stock split or stock combination, to the conversion rate that would then be in effect had such dividend, distribution, stock split or stock combination not been declared or announced.

(2)	Rights, Options and Warrants. If we distribute, to all or substantially all holders of our common stock, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan, as to which the provisions described below in paragraph (3)(a) and under the caption “—Stockholder Rights Plans” will apply) entitling such holders, for a period of not more than 60 calendar days after the record date of such distribution, to subscribe for or purchase shares of our common stock at a price per share that is less than the average of the last reported sale prices per share of our common stock for the 10 consecutive trading days ending on, and including, the trading day immediately before the date such distribution is announced, then the conversion rate will be increased based on the following formula:

where:

CR0	=	the conversion rate in effect immediately before the close of business on such record date;

CR1	=	the conversion rate in effect immediately after the close of business on such record date;

OS	=	the number of shares of our common stock outstanding immediately before the close of business on such record date;

X	=	the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y	=	a number of shares of our common stock obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the last reported sale prices per share of our common stock for the 10 consecutive trading days ending on, and including, the trading day immediately before the date such distribution is announced.

To the extent such rights, options or warrants are not so distributed, the conversion rate will be readjusted to the conversion rate that would then be in effect had the increase to the conversion rate for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that shares of our common stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the conversion rate will be readjusted to the conversion rate that would then be in effect had the increase to the conversion rate for such distribution been made on the basis of delivery of only the number of shares of our common stock actually delivered upon exercise of such rights, options or warrants.

For purposes of this paragraph (2), in determining whether any rights, options or warrants entitle holders of our common stock to subscribe for or purchase shares of our common stock at a price per share that is less than the average of the last reported sale prices per share of our common stock for the 10 consecutive trading days ending on, and including, the trading day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration we receive for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by us in good faith and in a commercially reasonable manner.

(3) Spin-Offs and Other Distributed Property.

(a)	Distributions Other than Spin-Offs. If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours, or rights, options or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding:

●	dividends, distributions, rights, options or warrants for which an adjustment to the conversion rate is required (or would be required without regard to the “deferral exception” (as defined below under the caption “—The Deferral Exception”)) pursuant to paragraph (1) or (2) above;

●	dividends or distributions paid exclusively in cash for which an adjustment to the conversion rate is required (or would be required without regard to the deferral exception) pursuant to paragraph (4) below;

●	rights issued or otherwise distributed pursuant to a stockholder rights plan, except to the extent provided below under the caption “—Stockholder Rights Plans;”

●	spin-offs for which an adjustment to the conversion rate is required (or would be required without regard to the deferral exception) pursuant to paragraph (3)(b) below;

●	a distribution solely pursuant to a tender offer or exchange offer for shares of our common stock, as to which the provisions described below in paragraph (5) will apply; and

●	a distribution solely pursuant to a common stock change event, as to which the provisions described below under the caption “—Effect of Common Stock Change Event” will apply,

then the conversion rate will be increased based on the following formula:

where:

CR0	=	the conversion rate in effect immediately before the close of business on the record date for such distribution;

CR1	=	the conversion rate in effect immediately after the close of business on such record date;

SP	=	the average of the last reported sale prices per share of our common stock for the 10 consecutive trading days ending on, and including, the trading day immediately before the ex-dividend date for such distribution; and

FMV	=	the fair market value (as determined by us in good faith and in a commercially reasonable manner), as of such record date, of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per share of our common stock pursuant to such distribution.

However, if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the conversion rate, each preferred stockholder will receive, for each share of Series C Perpetual Preferred Stock held by such preferred stockholder on such record date, at the same time and on the same terms as holders of our common stock, and without having to convert its perpetual strike preferred stock, the amount and kind of shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants that such preferred stockholder would have received in such distribution if such preferred stockholder had owned, on such record date, a number of shares of our common stock equal to the conversion rate in effect on such record date.

To the extent such distribution is not so paid or made, the conversion rate will be readjusted to the conversion rate that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(b)	Spin-Offs. If we distribute or dividend shares of capital stock of any class or series, or similar equity interests, of or relating to an “affiliate” (having the meaning set forth in Rule 144 under the Securities Act as in effect on the initial issue date) or subsidiary or other business unit of ours to all or substantially all holders of our common stock (other than solely pursuant to (x) a common stock change event, as to which the provisions described below under the caption “—Effect of Common Stock Change Event” will apply; or (y) a tender offer or exchange offer for shares of our common stock, as to which the provisions described below in paragraph (5) will apply), and such capital stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a “spin-off”), then the conversion rate will be increased based on the following formula:

where:

CR0	=	the conversion rate in effect immediately before the close of business on the last trading day of the “spin-off valuation period” (as defined below) for such spin-off;

CR1	=	the conversion rate in effect immediately after the close of business on the last trading day of the spin-off valuation period;

FMV	=	the product of (x) the average of the last reported sale prices per share or unit of the capital stock or equity interests distributed in such spin-off over the 10 consecutive trading day period (the “spin-off valuation period”) beginning on, and including, the ex-dividend date for such spin-off and (y) the number of shares or units of such capital stock or equity interests distributed per share of our common stock in such spin-off; and

SP	=	the average of the last reported sale prices per share of our common stock for each trading day in the spin-off valuation period.

Notwithstanding anything to the contrary, if the conversion date for any share of Series C Perpetual Preferred Stock to be converted occurs during the spin-off valuation period, then, solely for purposes of determining the consideration due in respect of such conversion, such spin-off valuation period will be deemed to consist of the trading days occurring in the period from, and including, the ex-dividend date for such spin-off to, and including, such conversion date.

To the extent any dividend or distribution of the type described above in this paragraph (3)(b) is declared but not made or paid, the conversion rate will be readjusted to the conversion rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(4)	Cash Dividends or Distributions. If any cash dividend or distribution is made to all or substantially all holders of our common stock, then the conversion rate will be increased based on the following formula:

where:

CR0	=	the conversion rate in effect immediately before the close of business on the record date for such dividend or distribution;

CR1	=	the conversion rate in effect immediately after the close of business on such record date;

SP	=	the last reported sale price per share of our common stock on the trading day immediately before the ex-dividend date for such dividend or distribution; and

D	=	the cash amount distributed per share of our common stock in such dividend or distribution.

However, if D is equal to or greater than SP, then, in lieu of the foregoing adjustment to the conversion rate, each preferred stockholder will receive, for each share of Series C Perpetual Preferred Stock held by such preferred stockholder on such record date, at the same time and on the same terms as holders of our common stock, and without having to convert its perpetual strike preferred stock, the amount of cash that such preferred stockholder would have received in such dividend or distribution if such preferred stockholder had owned, on such record date, a number of shares of our common stock equal to the conversion rate in effect on such record date. To the extent such dividend or distribution is declared but not made or paid, the conversion rate will be readjusted to the conversion rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(5)	Tender Offers or Exchange Offers. If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for shares of our common stock (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act), and the value (determined as of the expiration time by us in good faith and in a commercially reasonable manner) of the cash and other consideration paid per share of our common stock in such tender or exchange offer exceeds the last reported sale price per share of our common stock on the trading day immediately after the last date (the “expiration date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the conversion rate will be increased based on the following formula:

where:

CR0	=	the conversion rate in effect immediately before the close of business on the last trading day of the “tender/exchange offer valuation period” (as defined below) for such tender or exchange offer;

CR1	=	the conversion rate in effect immediately after the close of business on the last trading day of the tender/exchange offer valuation period;

AC	=	the aggregate value (determined as of the time (the “expiration time”) such tender or exchange offer expires by us in good faith and in a commercially reasonable manner) of all cash and other consideration paid for shares of our common stock purchased or exchanged in such tender or exchange offer;

OS0	=	the number of shares of our common stock outstanding immediately before the expiration time (including all shares of our common stock accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of shares of our common stock outstanding immediately after the expiration time (excluding all shares of our common stock accepted for purchase or exchange in such tender or exchange offer); and

SP	=	the average of the last reported sale prices per share of our common stock over the 10 consecutive trading day period (the “tender/exchange offer valuation period”) beginning on, and including, the trading day immediately after the expiration date;

provided, however, that the conversion rate will in no event be adjusted down pursuant to the provisions described in this paragraph (5), except to the extent provided in the immediately following paragraph. Notwithstanding anything to the contrary, if the conversion date for any share of Series C Perpetual Preferred Stock to be converted occurs during the tender/exchange offer valuation period for such tender or exchange offer, then, solely for purposes of determining the consideration due in respect of such conversion, such tender/exchange offer valuation period will be deemed to consist of the trading days occurring in the period from, and including, the trading day immediately after the expiration date to, and including, such conversion date.

To the extent such tender or exchange offer is announced but not consummated (including as a result of being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of common stock in such tender or exchange offer are rescinded, the conversion rate will be readjusted to the conversion rate that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of shares of common stock, if any, actually made, and not rescinded, in such tender or exchange offer.

We will not be required to adjust the conversion rate except as described above in this “Conversion Rate Adjustments—Generally” section. Without limiting the foregoing, we will not be required to adjust the conversion rate on account of:

●	except as described above, the sale of shares of our common stock for a purchase price that is less than the market price per share of our common stock or less than the conversion price of the perpetual strike preferred stock;

●	the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any such plan;

●	the issuance of any shares of our common stock or options or rights to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;

●	the issuance of any shares of our common stock pursuant to any option, warrant, right or convertible or exchangeable security of ours outstanding as of the initial issue date; or

●	solely a change in the par value of our common stock.

Notice of Conversion Rate Adjustments

Upon the effectiveness of any adjustment to the conversion rate pursuant to the provisions described above under the caption “—Conversion Rate Adjustments—Generally,” we will, as soon as reasonably practicable and no later than 10 business days after the date of such effectiveness, send notice to the preferred stockholders containing (i) a brief description of the transaction or other event on account of which such adjustment was made; (ii) the conversion rate in effect immediately after such adjustment; and (iii) the effective time of such adjustment.

Voluntary Conversion Rate Increases

To the extent permitted by law and applicable stock exchange rules, we, from time to time, may (but are not required to) increase the conversion rate by any amount if (i) our board of directors determines that such increase is in our best interest or that such increase is advisable to avoid or diminish any income tax imposed on holders of our common stock or rights to purchase our common stock as a result of any dividend or distribution of shares (or rights to acquire shares) of our common stock or any similar event; (ii) such increase is in effect for a period of at least 20 business days; and (iii) such increase is irrevocable during such period.

Tax Considerations

A holder or beneficial owner of the Series C Perpetual Preferred Stock may, in some circumstances, including a cash distribution or dividend on our common stock, be deemed to have received a distribution that is subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the conversion rate or with respect to any deferred dividend or discount at issuance. Applicable withholding taxes (including backup withholding) may be withheld from dividends and payments upon conversion of the perpetual strike preferred stock. In addition, if any withholding taxes (including backup withholding) are paid on behalf of a preferred stockholder, then those withholding taxes may be set off against payments of cash or shares of common stock payable to the holder in respect of the Series C Perpetual Preferred Stock (or, in some circumstances, any payments on our common stock) or sales proceeds received by, or other funds or assets of, that preferred stockholder. We or any other withholding agent may also require alternative arrangements to collect any withholding tax (e.g., a deposit for taxes prior to delivery of conversion consideration) to ensure that we or such withholding agent is not out-of-pocket for any potential withholding tax liability. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material United States Federal Income Tax Considerations.”

The Deferral Exception

If an adjustment to the conversion rate otherwise required by the certificate of designations would result in a change of less than 1% to the conversion rate, then we may, at our election, defer and carry forward such adjustment, except that all such deferred adjustments must be given effect immediately upon the earliest of the following: (i) when all such deferred adjustments would, had they not been so deferred and carried forward, result in a change of at least 1% to the conversion rate; (ii) the conversion date of any share of perpetual strike preferred stock; and (iii) the day we send a notice of redemption. We refer to our ability to defer adjustments as described above as the “deferral exception.”

Stockholder Rights Plans

If any shares of our common stock are to be issued upon conversion of any Series C Perpetual Preferred Stock and, at the time of such conversion, we have in effect any stockholder rights plan, then the holder of such Series C Perpetual Preferred Stock will be entitled to receive, in addition to, and concurrently with the delivery of, the consideration otherwise due upon such conversion, the rights set forth in such stockholder rights plan, unless such rights have separated from our common stock at such time, in which case, and only in such case, the conversion rate will be adjusted pursuant to the provisions described above in paragraph (3)(a) under the caption “—Conversion Rate Adjustments—Generally” on account of such separation as if, at the time of such separation, we had made a distribution of the type referred to in such paragraph to all holders of our common stock, subject to potential readjustment pursuant to the provisions described in such paragraph. We currently do not have a stockholder rights plan.

Effect of Common Stock Change Event

Generally

If there occurs any:

●	recapitalization, reclassification or change of our common stock, other than (x) changes solely resulting from a subdivision or combination of our common stock, (y) a change only in par value or from par value to no par value or no par value to par value or (z) stock splits and stock combinations that do not involve the issuance of any other series or class of securities;

●	consolidation, merger, combination or binding or statutory share exchange involving us;

●	sale, lease or other transfer of all or substantially all of the assets of us and our subsidiaries, taken as a whole, to any person; or

●	other similar event,

and, as a result of which, our common stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing (such an event, a “common stock change event,” and such other securities, cash or property, the “reference property,” and the amount and kind of reference property that a holder of one share of our common stock would be entitled to receive on account of such common stock change event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a “reference property unit”), then, notwithstanding anything to the contrary, from and after the effective time of such common stock change event, (i) the consideration due upon conversion of any Series C Perpetual Preferred Stock or regular dividends paid in shares of common stock will be determined in the same manner as if each reference to any number of shares of common stock in the provisions described under this “—Conversion Rights” section or under the caption “—Regular Dividends” above, as applicable, or in any related definitions, were instead a reference to the same number of reference property units; and (ii) for purposes of the definitions of “ex-dividend date” and “record date,” (x) references to our “common stock” will be deemed to mean the common equity, if any, forming part of such reference property; and (y) references to our “common equity” will be deemed to mean the common equity, if any, of the issuer of the common equity, if any, forming part of such reference property.

If the reference property consists of more than a single type of consideration to be determined based in part upon any form of stockholder election, then the composition of the reference property unit will be deemed to be the weighted average of the types and amounts of consideration actually received, per share of our common stock, by the holders of our common stock. We will notify the preferred stockholders of such weighted average as soon as practicable after such determination is made.

We will not become a party to any common stock change event unless its terms are consistent with the provisions described under this “—Effect of Common Stock Change Event” caption.

Execution of Supplemental Instruments

On or before the date the common stock change event becomes effective, we and, if applicable, the resulting, surviving or transferee person (if not us) of such common stock change event (the “successor person”) will execute and deliver such supplemental instruments, if any, as we reasonably determine are necessary or desirable to (i) provide for subsequent adjustments to the conversion rate (and other related terms of the perpetual strike preferred stock) in a manner consistent with the provisions described above; and (ii) give effect to such other provisions, if any, as we reasonably determine are appropriate to preserve the economic interests of the preferred stockholders and to give effect to the provisions described above. If the reference property includes shares of stock or other securities or assets (other than cash) of a person other than the successor person, then such other person will also execute such supplemental instrument(s) and such supplemental instrument(s) will contain such additional provisions, if any, that we reasonably determine are appropriate to preserve the economic interests of preferred stockholders.

Notice of Common Stock Change Event

We will provide notice of each common stock change event to preferred stockholders no later than the second business day after the effective date of the common stock change event.

Limited Voting Rights

Holders of the Series C Perpetual Preferred Stock will not have any voting rights, except as described below or as otherwise required by law.

In any matter in which the Series C Perpetual Preferred Stock may vote (as expressly provided herein or as may be required by law), each share of Series C Perpetual Preferred Stock will be entitled to one vote per $ of liquidation preference; provided that if the Series C Perpetual Preferred Stock and any other stock ranking on parity to the Series C Perpetual Preferred Stock as to dividend rights and rights as to the distribution of assets upon the Company’s liquidation, dissolution or winding up are entitled to vote together as a single class on any matter, the holders of each will vote in proportion to their respective liquidation preferences.

So long as any shares of Series C Perpetual Preferred Stock remain outstanding, the Company will not, without the consent or the affirmative vote of the holders of at least a majority of the outstanding shares of Series C Perpetual Preferred Stock and each other class or series of preferred stock entitled to vote thereon (voting together as a single class), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose:

(i)	authorize, create or issue, or increase the number of authorized or issued number of shares of, any class or series of capital stock ranking senior to the Series C Perpetual Preferred Stock with respect to payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of the Company or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

(ii)	amend, alter or repeal the provisions of the Certificate of Incorporation, as amended, including the terms of the Series C Perpetual Preferred Stock, whether by merger, consolidation, transfer or conveyance of all or substantially all of the Company’s assets or otherwise, so as to materially and adversely affect the rights, preferences, privileges or voting powers of the Series C Perpetual Preferred Stock, taken as a whole.

If any event described in paragraph (ii) above would materially and adversely affect the rights, preferences, privileges or voting powers of the Series C Perpetual Preferred Stock, taken as a whole, disproportionately relative to any other class or series of voting preferred stock (as defined below), the affirmative vote of the holders of at least a majority of the outstanding shares of the Series C Perpetual Preferred Stock, voting as a separate class, will also be required. Furthermore, if holders of shares of the Series C Perpetual Preferred Stock receive the $ per share of the Series C Perpetual Preferred Stock liquidation preference plus all accrued and unpaid dividends thereon or greater amounts pursuant to the occurrence of any of the events described in paragraph (ii) above, then such holders shall not have any voting rights with respect to the events described in such paragraph. As used herein, “voting preferred stock” means any other class or series of the Company’s preferred stock ranking equally with the Series C Perpetual Preferred Stock as to dividends (whether cumulative or non-cumulative) and the distribution of the Company’s assets upon liquidation, dissolution or winding up and upon which like voting rights to the Series C Perpetual Preferred Stock have been conferred and are exercisable.

The following actions are not deemed to materially and adversely affect the rights, preferences, powers or privileges of the Series C Perpetual Preferred Stock:

(i)	any increase in the amount of authorized shares of the Company’s common stock or preferred stock or the creation or issuance of capital stock or any class or series ranking, as to dividends (whether cumulative or not) or the distribution of assets upon the Company’s liquidation, dissolution or winding up, on parity with, or junior to, the Series C Perpetual Preferred Stock; or

(ii)	the amendment, alteration or repeal or change of any provision of the Certificate of Incorporation including the Certificate, as a result of a merger, consolidation, reorganization or other business combination, if (x) the shares of the Series C Perpetual Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting entity, the shares of Series C Perpetual Preferred Stock are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series C Perpetual Preferred Stock, taken as a whole, immediately prior to such consummation.

(iii)	Without the consent of the holders of the Series C Perpetual Preferred Stock, the Company may amend, alter, supplement or repeal any terms of the Series C Perpetual Preferred Stock:

(iv)	to cure any ambiguity, or to cure, correct or supplement any provision contained in the Certificate for the Series C Perpetual Preferred Stock that may be defective or inconsistent, so long as such action does not materially and adversely affect the rights, preferences, privileges and voting powers of the Series C Perpetual Preferred Stock, taken as a whole;

(v)	to conform the Certificate to the Description of the Series C Perpetual Preferred Stock set forth in the Company’s final prospectus related to the Series C Perpetual Preferred Stock, dated , 2025; or

(vi)	to make any provision with respect to matters or questions arising with respect to the Series C Perpetual Preferred Stock that is not inconsistent with the provisions of the Certificate.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of the Series C Perpetual Preferred Stock have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by the Company for the benefit of the holders of the Series C Perpetual Preferred Stock to effect the redemption within ninety (90) days unless all or a part of the outstanding shares of the Series C Perpetual Preferred Stock are being redeemed with the proceeds from the sale of shares of, any class or series of stock ranking senior to the Series C Perpetual Preferred Stock with respect to payment of dividends or the distribution of assets upon the Company’s liquidation, dissolution or winding up.

The rules and procedures for calling and conducting any meeting of the holders of the Series C Perpetual Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board (or a duly authorized committee of the Board), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, Bylaws, applicable law and any national securities exchange or other trading facility on which the Series C Perpetual Preferred Stock may be listed or traded at the time.

Holders of the Series C Perpetual Preferred Stock will not have any voting rights with respect to, and the consent of the holders of the Series C Perpetual Preferred Stock is not required for, the taking of any corporate action, including any merger or consolidation involving the Company or a sale of all or substantially all of the Company’s assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the Series C Perpetual Preferred Stock, except as described above.

No Preemptive Rights

No holders of the Series C Perpetual Preferred Stock will, as holders of Series C Perpetual Preferred Stock, have any preemptive rights to purchase or subscribe for the common stock or any other security.

Exclusion of Other Rights

The shares of the Series C Perpetual Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in the Certificate or in the Certificate of Incorporation.

Book-Entry Procedures

DTC will act as securities depositary for the Series C Perpetual Preferred Stock offered hereunder. With respect to the Series C Perpetual Preferred Stock offered hereunder, we will issue one or more fully registered global securities certificates in the name of DTC or DTC’s nominee. These certificates will represent the total aggregate number of shares of Series C Perpetual Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the shares of Series C Perpetual Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series C Perpetual Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the Series C Perpetual Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series C Perpetual Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the placement agent, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase shares of Series C Perpetual Preferred Stock within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series C Perpetual Preferred Stock on DTC’s records. You will be considered to be the “beneficial owner” of the Series C Perpetual Preferred Stock. Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts shares of Series C Perpetual Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series C Perpetual Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of shares of Series C Perpetual Preferred Stock in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series C Perpetual Preferred Stock.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security, such as you, desires to take any action that a holder is entitled to take under our amended and restated certificate of incorporation (including the certificate of designations designating the Series C Perpetual Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Series C Perpetual Preferred Stock will be sent to DTC or its nominee. If less than all of the outstanding shares of Series C Perpetual Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of shares of Series C Perpetual Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor its nominee will consent or vote with respect to the shares of Series C Perpetual Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns DTC’s or its nominee’s consenting or voting rights to those Direct Participants whose accounts the shares of Series C Perpetual Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series C Perpetual Preferred Stock are made directly to DTC (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series C Perpetual Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series C Perpetual Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series C Perpetual Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series C Perpetual Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Series C Perpetual Preferred Stock will be made in immediately available funds. Secondary market trading among DTC’s participants occurs in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Direct Registration System

The Series C Perpetual Preferred Stock will be registered in book-entry form through the Direct Registration System (the “DRS”). The DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated shares, which ownership shall be evidenced by periodic statements issued by the depositary to the holders of shares of Series C Perpetual Preferred Stock entitled thereto. This direct registration form of ownership allows investors to have securities registered in their names without requiring the issuance of a physical stock certificate, eliminates the need for you to safeguard and store certificates and permits the electronic transfer of securities to effect transactions without transferring physical certificates.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax considerations relevant to the purchase, ownership, conversion and disposition that are applicable to the shares of Series C Perpetual Preferred Stock issued pursuant to this offering (such shares offered hereunder referred to as “Preferred Stock” for purposes of this discussion) and the ownership and disposition of our common stock (hereinafter referred to as “common stock” for purposes of this discussion) received in respect of our Preferred Stock (such as upon conversion), but does not purport to be a complete analysis of all potential U.S. federal income tax considerations. This discussion deals only with shares of the Preferred Stock held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), by holders who purchase such shares in this offering.

This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership, conversion or disposition of the Preferred Stock or the ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including, without limitation, tax-exempt organizations, insurance companies, banks or other financial institutions, dealers in securities or currencies, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, persons liable for any alternative minimum tax, foreign investment companies, “controlled foreign corporations,” “passive foreign investment companies,” persons subject to special tax accounting rules as a result of any item of gross income with respect to the Preferred Stock being taken into account in an applicable financial statement, certain former citizens or former long-term residents of the United States, traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings, persons that will hold the Preferred Stock as a position in a hedging transaction, “straddle,” constructive sale, “conversion transaction” or other risk-reduction transaction, U.S. holders (as defined herein) whose functional currency is not the U.S. dollar, mutual funds, “qualified foreign pension funds” as described in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, or who are otherwise subject to special treatment under the provisions of the Code.

Furthermore, this summary is based upon the provisions of the Code, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any other U.S. federal tax considerations (such as estate and gift taxes) or any state, local or non-U.S. tax considerations, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of the Preferred Stock or our common stock received in respect thereof that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (a) a court within the United States is able to exercise primary control over its administration and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of such trust or (b) the trust has validly elected to be treated as a United States person.

For the purposes of this discussion, a “non-U.S. holder” means a beneficial owner of the Preferred Stock or our common stock received in respect thereof that is not a U.S. holder.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the Preferred Stock or our common stock received in respect thereof, the tax treatment of such entity or arrangement and the partner in such entity or arrangement generally will depend upon the status of the partner and the activities of the partnership. A partner and the partnership holding the Preferred Stock or our common stock received in respect thereof are urged to consult their tax advisors regarding the tax considerations of acquiring, holding, converting and disposing of the Preferred Stock and holding and disposing of our common stock received in respect of our Preferred Stock (such as upon conversion).

We have not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership, conversion and disposition of the Preferred Stock or the ownership and disposition of our common stock received in respect of our Preferred Stock (such as upon conversion) or that any such position will not be sustained.

This discussion of material U.S. federal income tax considerations is not intended, and should not be construed, to be tax or legal advice to any particular investor in or holder of the Preferred Stock or our common stock. Prospective investors are advised to consult their tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any tax considerations arising under the laws of any state, local or non-U.S. taxing jurisdiction or any applicable tax treaties, and the possible effect of changes in applicable tax law.

U.S. Holders

Distributions

If you are a U.S. holder, distributions made to you with respect to the Preferred Stock (or common stock) will be taxable as dividend income when paid to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the Preferred Stock (or common stock) exceeds our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the Preferred Stock (or common stock), and thereafter as capital gain which will be long-term capital gain if your holding period for the stock exceeds one year at the time of the distribution. Distributions on the Preferred Stock (or common stock) constituting dividend income paid to a U.S. holder that is an individual generally will be subject to taxation at preferential rates as qualified dividend income, provided applicable holding period requirements are met and certain other conditions are satisfied. Distributions on the Preferred Stock (or common stock) constituting dividend income paid to a U.S. holder that is a corporation generally will qualify for the dividends-received deduction, subject to various limitations and the satisfaction of the applicable holding period requirements. There is no assurance that we will have sufficient current or accumulated earnings and profits to ensure that any of our distributions are treated as dividends such that qualified dividend income or dividends-received deduction treatment may be available.

If we make a distribution on the Preferred Stock in the form of our common stock, although there is some uncertainty, we believe that such distribution will be taxable for U.S. federal income tax purposes in the same manner as distributions described above. The amount of such distribution and a U.S. holder’s tax basis in such common stock will equal the fair market value of such common stock on the distribution date, and a U.S. holder’s holding period for such common stock will begin on the day following the distribution date. Because such distribution would not give rise to any cash from which any applicable withholding tax could be satisfied, if we (or an applicable withholding agent) pay backup withholding on behalf of a U.S. holder (because the U.S. holder failed to establish an exemption from backup withholding), we may, at our option, set off any such payment against, or an applicable withholding agent may withhold such taxes from, payments of cash or shares of common stock payable to the U.S. holder, or require alternative arrangements (e.g., deposit for taxes prior to delivery of such distribution). U.S. holders are urged to consult with their tax advisors regarding the tax consequences of a common stock distribution on the Preferred Stock.

Dividends that exceed certain thresholds in relation to a corporate U.S. holder’s tax basis in the Preferred Stock (or common stock) could be characterized as “extraordinary dividends” under the Code. If a corporate U.S. holder that has held the Preferred Stock (or common stock) for two years or less before the dividend announcement date receives an extraordinary dividend, the holder generally will be required to reduce its tax basis (but not below zero) in the Preferred Stock (or common stock) with respect to which the dividend was made by the non-taxed portion of the dividend. If the amount of the reduction exceeds the U.S. holder’s tax basis in the Preferred Stock (or common stock), the excess is treated as gain from the sale or exchange of the Preferred Stock (or common stock). Non-corporate U.S. holders that receive an extraordinary dividend could, under certain circumstances, be required to treat any losses on the sale of our Preferred Stock (or common stock) as long-term capital losses to the extent of the extraordinary dividends such U.S. holder receives that qualify for taxation at the preferential rates discussed above.

Deemed Distributions on the Preferred Stock

Under Section 305 of the Code, U.S. holders may be treated as receiving a deemed distribution on the Preferred Stock upon an increase in the liquidation preference of the Preferred Stock. The matter is not entirely clear, and if our Board of Directors does not declare a distribution on the Preferred Stock in respect of any dividend period before the related dividend payment date, the deferred dividend may be treated as an increase in the liquidation preference of the Preferred Stock. Furthermore, if the Preferred Stock is issued at a discount to its liquidation preference, it may be subject to rules that require the accrual of such discount currently over deemed term of the Preferred Stock as deemed distributions under U.S. tax rules similar to those governing original issue discount for debt instruments. Although the matter is not entirely clear, we believe such a deferred dividend or discount should not be treated as giving rise to a deemed distribution on the Preferred Stock, but in light of this uncertainty, the IRS or an applicable withholding agent could take a contrary position.

In each case of the foregoing, if the IRS or an applicable withholding agent takes a contrary position, you may be required to include a deemed distribution in income currently with respect to the Preferred Stock even though you have not received a cash payment. Further, because deemed distributions received by a U.S. holder would not give rise to any cash from which any applicable withholding could be satisfied, if we (or an applicable withholding agent) pay backup withholding on behalf of a U.S. holder (because the U.S. holder failed to establish an exemption from backup withholding), we may, at our option, set off any such payment against, or an applicable withholding agent may withhold such taxes from, payments of cash or shares of common stock payable to the U.S. holder, or require alternative arrangements (e.g., deposit for taxes prior to delivery of such distribution).

Sale or Redemption of Preferred Stock or Common Stock

A U.S. holder generally will recognize capital gain or loss on a sale, exchange, redemption (including a repurchase) (other than a redemption that is treated as a distribution, as discussed below) or other disposition (other than a conversion) of the Preferred Stock (or common stock) equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the stock so disposed. The capital gain or loss generally will be long-term capital gain or loss if your holding period for the stock exceeds one year at the time of disposition. Long-term capital gains of non-corporate taxpayers generally are taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

A redemption (including a repurchase) of the Preferred Stock (or common stock) will be treated as a sale or exchange described in the preceding paragraph if the redemption, based on the facts and circumstances, is treated for U.S. federal income tax purposes as (i) a “complete termination” of your equity interest in us, (ii) a “substantially disproportionate” redemption of our stock with respect to you, or (iii) being “not essentially equivalent to a dividend” with respect to you, each within the meaning of Section 302 of the Code. In determining whether any of these tests has been met, you must take into account not only the Preferred Stock and other equity interests in us that you actually own but also other equity interests in us that you constructively own under U.S. federal income tax rules, as well as any rights you may have to vote for the election of Board members. A U.S. holder that owns (actually or constructively) only an insubstantial percentage of our total equity interests and that exercises no control or management over our affairs may be entitled to sale or exchange treatment on a redemption of the Preferred Stock (or common stock) if such holder experiences any reduction in its equity interest (taking into account any constructively owned equity interests) as a result of the redemption.

If you meet none of the alternative tests described above, the redemption will be treated as a distribution subject to the rules described under “U.S. Holders—Distributions.” If a redemption of the Preferred Stock (or common stock) is treated as a distribution that is taxable as a dividend, you are urged to consult your tax advisor regarding the allocation of your tax basis in the redeemed and remaining shares of Preferred Stock.

Because the determination as to whether any of the alternative tests described above is satisfied with respect to any particular U.S. holder of the Preferred Stock (or common stock) will depend upon the facts and circumstances as of the time the determination is made, you are urged to consult your tax advisor regarding the tax treatment of a redemption.

Conversion of Preferred Stock into Common Stock

A U.S. holder generally will not recognize any income, gain or loss upon the receipt of common stock upon the conversion of our Preferred Stock, except to the extent of dividends in arrears and cash received in lieu of a fractional share of common stock, each as described below. Except to the extent of common stock treated as received in respect of any dividends in arrears as described below, the adjusted tax basis of common stock received upon conversion generally will equal the adjusted tax basis of our Preferred Stock converted (reduced by the portion of adjusted tax basis allocated to any fractional shares of common stock exchanged for cash, as described below), and the holding period of such common stock received on conversion will generally include the period during which the U.S. holder held our Preferred Stock prior to conversion.

Cash received in lieu of a fractional share of common stock will generally be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share.

If our Board of Directors does not declare a distribution on the Preferred Stock in respect of any dividend period before the related dividend payment date, such deferred and unpaid dividend may be treated as dividends in arrears in the event of a conversion. Although it is not free from doubt, we intend to treat any such deferred dividend (and any dividend that has been declared and not yet paid as well as any accrued but unpaid dividend in the then-current dividend period) as dividends in arrears for these purposes (all such dividends hereinafter referred to as “Dividends in Arrears”). Common stock received upon conversion in respect of Dividends in Arrears on our Preferred Stock will be treated as described above under “—Distributions.”

In the event a U.S. holder’s Preferred Stock is converted pursuant to certain transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. U.S. holders should consult their tax advisors to determine the specific tax treatment of a conversion under such circumstances.

Because payments of common stock in respect of Dividends in Arrears will not give rise to any cash from which any applicable withholding tax could be satisfied, if we (or an applicable withholding agent) pay backup withholding (as described below under “Information Reporting and Backup Withholding”) on behalf of a U.S. holder (because such U.S. holder failed to establish an exemption from backup withholding), we (or an applicable withholding agent) may set off such payments against, or withhold such taxes from, payments of cash or shares of common stock payable to U.S. holder, or require alternative arrangements (e.g., deposit for taxes prior to delivery of conversion consideration).

Adjustment of Conversion Rate

The conversion rate of our Preferred Stock is subject to adjustment under certain circumstances. Treasury Regulations promulgated under Section 305 of the Code would treat a U.S. holder of our Preferred Stock as having received a deemed distribution includable in such U.S. holder’s income in the manner described under “—Distributions,” above, if and to the extent that certain adjustments in the conversion rate (or failures to adjust the conversion rate) increase the proportionate interest of the U.S. holder in our assets or earnings and profits. For example, an increase in the conversion rate to reflect a taxable dividend to holders of common stock will generally give rise to a deemed taxable dividend to the holders of our Preferred Stock to the extent of any such holder’s allocable portion of our current or accumulated earnings and profits. Thus, under certain circumstances, U.S. holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Further, because deemed distributions received by a U.S. holder would not give rise to any cash from which any applicable withholding could be satisfied, if we (or an applicable withholding agent) pay backup withholding on behalf of a U.S. holder (because the U.S. holder failed to establish an exemption from backup withholding), we may, at our option, set off any such payment against, or an applicable withholding agent may withhold such taxes from, payments of cash or shares of common stock payable to the U.S. holder, or require alternative arrangements (e.g., deposit for taxes prior to delivery of conversion consideration). Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of our Preferred Stock, however, generally will not be considered to result in a deemed distribution.

Under rules currently in effect, we are generally required to report the amount of any deemed distributions on our website or to the IRS and to holders of Preferred Stock not exempt from reporting. The IRS has proposed Treasury Regulations addressing the amount and timing of deemed distributions, as well as obligations of withholding agents and filing and notice obligations of the issuers in respect of such deemed distributions. If adopted as proposed, the regulations would generally provide, among other things, that (i) the amount of a deemed distribution is the excess of the fair market value of the right to acquire common stock immediately after the conversion rate adjustment over the fair market value of the right to acquire common stock (determined immediately after conversion rate adjustment) without the adjustment, and (ii) the deemed distribution occurs at the earlier of the date the adjustment occurs under the terms of our Preferred Stock and the date of the actual distribution of cash or property that results in the deemed distribution. The final regulations will be effective for deemed distributions occurring on or after the date of adoption, but holders of Preferred Stock and withholding agents may rely on them prior to that date under certain circumstances.

Non-U.S. Holders

Distributions

Generally, subject to the discussions below under “Information Reporting and Backup Withholding” and “FATCA,” distributions (including distributions on the Preferred Stock in the form of shares of our common stock) treated as dividends, as described above under “U.S. Holders—Distributions,” paid to a non-U.S. holder with respect to the Preferred Stock (or common stock) that are not effectively connected with the conduct of a trade or business within the United States will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty provided the non-U.S. holder furnishes to the withholding agent a properly executed IRS Form W-8BEN or Form W-8BEN-E (or suitable substitute form) certifying that such holder is eligible for treaty benefits. Withholding may also be required in respect of dividends paid to a non-U.S. holder if certain reporting information is not provided, as described below under “—FATCA.” If you are subject to withholding at a rate in excess of a reduced rate for which you are eligible under a tax treaty or otherwise, you may be able to obtain a refund of or credit for any amounts withheld in excess of the applicable rate by filing a refund claim with the IRS. Investors are encouraged to consult with their tax advisors regarding the possible implications of these withholding requirements on their investment in the Preferred Stock (or common stock).

Subject to the discussions below under “Information Reporting and Backup Withholding” and “FATCA,” dividends paid to you that are effectively connected with your conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, are attributable to a permanent establishment you maintain in the United States, are taxed on a net-income basis at the regular rates and in the manner applicable to U.S. persons. You generally will be required to provide to the applicable withholding agent a properly executed IRS Form W-8ECI (or a suitable substitute form) in order to claim an exemption from, or reduction in, U.S. federal withholding tax. In addition, a “branch profits tax” may be imposed at a 30% rate (or a reduced rate under an applicable income tax treaty) on a foreign corporation’s effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Because distributions made in the form of shares of our common stock will not give rise to any cash from which any applicable withholding tax could be satisfied, if we (or an applicable withholding agent) pay withholding on behalf of a non-U.S. holder (because such non-U.S. holder failed to establish an exemption from dividend withholding), we may, at our option, set off such payments against, or an applicable withholding agent may withhold such taxes from, payments of cash or shares of common stock payable to such non-U.S. holder, or require alternative arrangements (e.g., deposit for taxes prior to delivery of such distribution).

Sale or Redemption of Preferred Stock or Common Stock

Subject to the discussion below under “Information Reporting and Backup Withholding,” you generally will not be subject to U.S. federal income or withholding tax with respect to gain, if any, recognized on a sale, exchange or other taxable disposition of the Preferred Stock (or common stock), other than a redemption that is treated as a distribution as discussed below, unless:

●	the gain is effectively connected with your conduct of a trade or business within the United States, and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base within the United States;

●	you are a nonresident alien individual that is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are satisfied; or

●	the Preferred Stock (or common stock) constitutes a U.S. real property interest (“USRPI”) by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the disposition of the Preferred Stock (or common stock) or the period that the non-U.S. holder held the Preferred Stock (or common stock).

A non-U.S. holder described in the first bullet point above generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. A non-U.S. holder that is a foreign corporation will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain recognized, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC.

A payment made to you in redemption of the Preferred Stock (or common stock) may be treated as a dividend, rather than as a payment in exchange for the stock, in the circumstances discussed above under “U.S. Holders—Sale or Redemption of Preferred Stock or Common Stock,” in which event the payment would be subject to tax as discussed above under “Non-U.S. Holders—Distributions.”

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Conversion of Preferred Stock into Common Stock

Non-U.S. holders generally will not recognize any gain or loss by reason of receiving common stock in exchange for Preferred Stock upon conversion of our Preferred Stock, except that (1) gain or loss will be recognized with respect to any cash received in lieu of a fractional share and will be subject to the treatment described above under “—Sale or Redemption of Preferred Stock or Common Stock” and (2) common stock received in respect of Dividends in Arrears should be treated in the manner described above under “U.S. Holders—Conversion of Preferred Stock into Common Stock.” In the case of payments described in (2), a withholding agent may withhold 30% of such amount as described under “—Distributions.” Non-U.S. holders should consult their own tax advisors to determine the specific tax treatment of the common stock received in respect of Dividends in Arrears. Because payments of common stock in respect of Dividends in Arrears will not give rise to any cash from which any applicable withholding tax could be satisfied, if we (or an applicable withholding agent) pay withholding on behalf of a non-U.S. holder (because such non-U.S. holder failed to establish an exemption from dividend withholding), we may, at our option, set off such payments against, or an applicable withholding agent may withhold such taxes from, shares of common stock payable to such holder or current or subsequent payments of cash, or require alternative arrangements (e.g., deposit for taxes prior to delivery of conversion consideration).

Deemed Distributions on the Preferred Stock

As described above under “U.S. Holders—Deemed Distributions on the Preferred Stock,” if our Board of Directors does not declare a distribution on the Preferred Stock in respect of any dividend period before the related dividend payment date or the Preferred Stock were issued at a discount, the holder may be treated as receiving a deemed distribution. Furthermore, as described above under “U.S. Holders—Adjustment of Conversion Rate,” adjustments in the conversion rate (or failures to adjust the conversion rate) of our Preferred Stock that result in an increase in the proportionate interest of a non-U.S. holder in our assets or earnings and profits could result in deemed distributions to the non-U.S. holder that are taxed as described under “—Distributions.” If we (or an applicable withholding agent) pay withholding on behalf of a non-U.S. holder (because such non-U.S. holder failed to establish an exemption from dividend withholding), we (or an applicable withholding agent) may set off such payments against, or withhold such taxes from, payments of cash or shares of common stock payable to the non-U.S. holder, or require alternative arrangements (e.g., deposit for taxes prior to delivery of conversion consideration).

Issuance of Additional Shares

If in the future we issue additional shares of Series C Perpetual Preferred Stock or resell any shares of Preferred Stock that we or any of our subsidiaries have purchased or otherwise acquired (such shares, “Additional Shares”) and such Additional Shares trade under the same CUSIP or other identifying number as that of the Preferred Stock, the Preferred Stock may not be distinguishable by persons such as subsequent purchasers and withholding agents from the Additional Shares. If such Additional Shares have a different, and potentially adverse, tax profile or treatment for U.S. federal income tax purposes from the Preferred Stock, such profile or treatment could adversely impact the Preferred Stock because of the inability to distinguish between the Preferred Stock and the Additional Shares. For example, adverse tax treatment of the Additional Shares could negatively impact the market value of the Preferred Stock. In addition, the IRS could treat a holder of the Preferred Stock as subject to the adverse consequences applicable to the Additional Shares unless the holder is able to demonstrate that it acquired the Preferred Stock in this offering and did not hold the Additional Shares. Preferred stockholders are urged to consult their tax advisors regarding these tax considerations.

Please also review the discussion below under “Fast-Pay Stock Regulations” for a discussion about the potential application of those rules to Additional Shares.

Extraordinary Dividends

If Additional Shares are issued at a price that exceeds their liquidation preference, such Additional Shares would constitute “disqualified preferred stock” for purposes of the extraordinary dividend rules. Even if the Preferred Stock is not issued at such a price, due to fungible trading of Additional Shares with Preferred Stock, the Preferred Stock may be considered disqualified preferred stock, unless owners of the Preferred Stock can clearly demonstrate that they purchased the Preferred Stock offered hereby as opposed to such Additional Shares. If the Preferred Stock held by a corporate U.S. holder were considered disqualified preferred stock (because such shares are indistinguishable from the Additional Shares) for any dividend received, the holder generally will be required to reduce its tax basis (but not below zero) in the Preferred Stock with respect to which the dividend is received by the non-taxed portion of the dividend. Please also review the discussion above under “U.S. Holders—Distributions” for a discussion of extraordinary dividends.

Sales at a Discount

As discussed above under “U.S. Holders—Deemed Distributions on the Preferred Stock,” if the Additional Shares are sold at a discount (or at a discount that exceeds the discount that applies to the Preferred Stock at issuance), such Additional Shares may be subject to rules that require the accrual of such discount (or such greater discount) currently over the deemed term of the Additional Shares as deemed distributions under U.S. tax rules similar to those governing original issue discount for debt instruments. Due to fungible trading of Additional Shares with Preferred Stock, the IRS or a withholding agent may treat any such discount as resulting in deemed distributions with respect to the Preferred Stock as well as such Additional Shares. Because any such deemed distributions received by a holder would not give rise to any cash from which any applicable withholding could be satisfied, an applicable withholding agent may withhold such taxes from payments of cash or shares of common stock payable to the holder or require alternative arrangements (e.g., deposit for taxes prior to delivery of conversion consideration).

Fast-Pay Stock Regulations

Under Treasury Regulations promulgated under Section 7701(l) of the Code (the “Fast-Pay Stock Regulations”), if stock of a corporation is structured such that dividends paid with respect to the stock are economically (in whole or in part) a return of the stockholder’s investment (rather than a return on the stockholder’s investment), then the stock is characterized as “fast-pay stock” and is subject to adverse tax reporting requirements and potentially penalties, as described below. In addition, under the Fast-Pay Stock Regulations, unless clearly demonstrated otherwise, stock is presumed to be fast-pay stock if it is structured to have a dividend that is reasonably expected to decline (as opposed to a dividend rate that is reasonably expected to fluctuate or remain constant) (for such purpose, the dividend rate may be viewed as reasonably expected to decline if we are reasonably expected to stop paying regular dividends on the perpetual strike preferred stock) or is issued for an amount that exceeds (by more than a de minimis amount, as determined under applicable Treasury Regulations) the amount at which the stockholder can be compelled to dispose of the stock. It is not clear what amount would constitute “de minimis” in the case of stock with a perpetual term.

We do not believe that the Preferred Stock is fast-pay stock.

We also do not intend to issue any Additional Shares that would be treated as fast-pay stock. Moreover, we intend to obtain advice of counsel in connection with future offerings of Additional Shares for the purpose of analyzing the consequences of issuing such Additional Shares in light of any legal developments regarding the definition of fast-pay stock. It is possible, however, that Additional Shares may be issued at a premium above their liquidation preference. Based on the expected overall circumstances of an offering of Additional Shares (such as our general expectation that the value of the conversion option would, at issuance, exceed the amount of any such premium and certain other factors), we do not believe that such premium would be attributable to dividends that are economically a return of a stockholder’s investment. Nonetheless, there may be increased risk that the IRS could assert that such Additional Shares constitute fast-pay stock.

Transactions involving fast-pay stock arrangements are treated as “listed transactions” for U.S. federal income tax purposes. Issuers and holders of any shares of fast-pay stock would be required to report their participation in the transaction on IRS Form 8886 on an annual basis with their U.S. federal income tax returns and would also be required to mail a copy of that form to the IRS Office of Tax Shelter Analysis. Failure to comply with those disclosure requirements could result in the assessment by the IRS of interest, additions to tax and onerous penalties. In addition, an accuracy-related penalty applies under the Code to any reportable transaction understatement attributable to a listed transaction if a significant purpose of the transaction is the avoidance or evasion of U.S. federal income tax. Furthermore, certain material advisors would also be required to file a disclosure statement with the IRS. If we determine that we are required to file an IRS Form 8886 (including a protective filing) in connection with the potential issuance of fast-pay stock with respect to the Preferred Stock or Additional Shares, we intend to provide public notice to the holders of the Preferred Stock or Additional Shares, as applicable, which notice may be by a press release, by publication on our investor relations website, or by filing a current report on Form 8-K with the Securities and Exchange Commission.

Notwithstanding our intent not to issue Additional Shares that would be fast-pay stock, the rules regarding the definition of fast-pay stock are unclear in certain respects and, therefore, the IRS could disagree with our determination and treat such Additional Shares as fast-pay stock. In addition, as discussed above under “—Issuance of Additional Shares,” even though we believe that the Preferred Stock offered hereby is not treated as fast-pay stock, the treatment of any Additional Shares as fast-pay stock could affect the Preferred Stock if all such shares are indistinguishable because they have the same CUSIP or other identifying number. For example, if the IRS treated such Additional Shares as fast-pay stock, a holder of the Preferred Stock might be required to demonstrate to the IRS that the holder purchased the Preferred Stock as opposed to such Additional Shares.

Furthermore, treatment of such Additional Shares as fast-pay stock could adversely affect the trading price of the Preferred Stock. Accordingly, holders are strongly urged to consult their tax advisors regarding the Fast-Pay Stock Regulations and their potential consequences to an investment in the Preferred Stock.

Information Reporting and Backup Withholding

In general, information reporting will apply with respect to the payment of distributions (including deemed distributions) on the Preferred Stock (or common stock) and the payment of proceeds on the sale or other taxable disposition of the Preferred Stock (or common stock), unless a U.S. holder is an exempt recipient such as a corporation. Backup withholding may apply to such payments unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

We must report annually to the IRS and to each non-U.S. holder the amount of distributions (including, for this purpose, deemed distributions) paid to such holder and any tax withheld with respect to any dividends, regardless of whether withholding was required. Copies of the information returns reporting distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. Non-U.S. holders may be subject to backup withholding unless the non-U.S. holder certifies on IRS Form W-8BEN or IRS Form W-8BEN-E (or a suitable substitute form) that it is not a U.S. person (and the withholding agent does not have actual knowledge or reason to know that such holder is a U.S. person) or such holder otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. holder or non-U.S. holder is allowable as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

The Foreign Account Tax Compliance Act (“FATCA”) and related IRS guidance concerning FATCA impose a 30% U.S. withholding tax on dividends (including, for this purpose, deemed distributions) in respect of Preferred Stock made to a non-U.S. entity that fails to take required steps to provide information regarding its “United States accounts” or its direct or indirect “substantial United States owners,” as applicable, or to make a required certification that it has no such accounts or owners. Although withholding under FATCA would have applied to payments of gross proceeds from the taxable disposition of the Preferred Stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. We will not pay any additional amounts to holders of the Preferred Stock in respect of any amounts withheld. Prospective investors are urged to consult their tax advisors regarding the possible implications of these rules for their investment in the Preferred Stock.

Prospective investors should consult their tax advisors about how information reporting and the possible imposition of withholding tax under FATCA may apply to their investment in the Preferred Stock.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and titles of our directors, executive officers and key personnel:

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of the date hereof.

Name	Age	Position
Joseph Onorati	42	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
Fei (John) Han	38	Chief Financial Officer (CFO) (Principal Financial Officer/Principal Accounting Officer)
Parker White	31	Chief Operating Officer and Chief Investment Officer
Blake Janover	42	Chief Commercial Officer and Director
Daniel Kang	33	Chief Strategy Officer
William Caragol	58	Independent Director
Zachary Tai	37	Independent Director

Executive Officers

Joseph Onorati was appointed the Chief Executive Officer and Chairman of the Board of Directors of the Company on April 4, 2025. Mr. Onorati served as chief strategy officer at Kraken Digital Asset Exchange, working at Kraken from 2016 to 2024. Previously, he was at CaVirtEx, the first Bitcoin exchange in Canada, from 2013 to 2015 where he was appointed as interim CEO, until he sold the company to Coinsetter, which was later acquired by Kraken. With a master’s degree in economics, with a focus on monetary theory, and a background in public policy, think tanks and advisory roles for crypto companies, he’s been a DeFi yield farmer since 2020.

Fei (John) Han was appointed Chief Financial Officer of the Company on April 17, 2025. Mr. Han brings over 15 years of experience across traditional finance and crypto, with a track record of leadership at some of the crypto industry’s most recognized institutions. Most recently, he served as CFO at blockchain-company Provable, and prior to that, held multiple senior roles at Binance including Vice President of Finance and Head of Finance for Europe, the Middle East, Africa, LATAM, and Canada. Earlier in his career, he led Strategic Finance at Kraken, where he worked closely with Mr. White and Mr. Onorati and played a key role in scaling the business during a period of rapid growth. Mr. Han began his career in equity research at Goldman Sachs and later served as an investor at Nezu Asia Capital and Driehaus Capital.

Parker White was appointed the Chief Operating Officer and Chief Investment Officer of the Company on April 4, 2025. Mr. White served as an Engineering Director at Kraken Digital Asset Exchange from December 2018 to March 2025. He also ran a Solana validator with $75 million in delegated stake, which was recently sold to the Company in an Asset Purchase Agreement. Earlier in his career, Mr. White served as the Director of Research and Trading for TCG Advisors, a $2 billion institutional asset manager, from May 2014 to December 2018. After receiving his CFA, Mr. White entered the Crypto space in 2017, running an algo trading startup throughout 2018. Mr. White has been active in Solana since 2021, has been an angel investor in Crypto since 2020, and sits on the Advisor Board at TVP for the Bitcoin Venture Fund Series (BVF 1 & BVF 2).

Blake Janover was appointed the Chief Commercial Officer and Director of the Company on April 4, 2025. Mr. Janover is the Founder and former Chairman and CEO of the Company. He currently has more than 15 years of experience as an entrepreneur and a history of running multiple businesses relating to multifamily and commercial property finance, business financing, real estate, technology, consulting, and management and marketing services. Before founding the Company in November 2018, from 2004 to 2019, Mr. Janover served as a consultant on various real estate projects, such as multifamily and commercial real estate finance projects, as well as a partner in a large apartment development in Miami. Having overseen underwriting, origination, and advisory on commercial, multifamily, and residential real estate loans, Mr. Janover is uniquely suited to operate Janover’s software, AI and proptech business lines.

Mr. Janover was an Official Member of the Forbes Real Estate Council, an On Deck Proptech and Scale Fellow, graduated the Harvard Business School’s Owner/President Management Program (OPM) 60 cohort in November 2023, he is an Entrepreneur in Residence at Florida Atlantic University, and is a NATSEC Fellow at the National War College Alumni Association. Mr. Janover also serves on the Board of Directors of Soulpower Acquisition Corp (NYSE: SOUL).

Daniel Kang was appointed Chief Strategy Officer of the Company in September 2025. From April 2025 to September 2025, he served as Head of Investor Relations. Prior to joining the Company, Mr. Kang was on the Corporate Strategy team at Kraken Digital Asset Exchange from April 2022 to March 2025, most recently as Head of Strategy. Earlier in his career, he served on Snap Inc.’s Strategy & Corporate Development team from August 2020 to January 2021 and held Senior Long/Short Equity Analyst roles at AO Asset Management from 2015 to 2022, both before and after his time at Snap.

Directors

Joseph Onorati — please see above.

Blake Janover — please see above.

William Caragol was appointed to the Board of the Company effective July 24, 2023. Mr. Caragol is the Chief Financial Officer of Mainz Biomed, N.V. (NASDAQ: MYNZ) since July of 2021. From 2018 to the present, Mr. Caragol has also been Managing Director of Quidem LLC, a corporate advisory firm. Since 2015, Mr. Caragol has been Chairman of the Board of Thermomedics, Inc., a medical diagnostic equipment company and he served on the board of directors of Greenbox POS (NASDAQ: GBOX) from 2021 to April 2023. Since November 2021 Mr. Caragol has also served as the Chief Operating Officer of Iron Horse Acquisitions Corp. (NASDAQ: IROH). Mr. Caragol, since July 2021, is also on the Board of Directors of Worksport Ltd. (Nasdaq: WKSP), an emerging company in the electric vehicle and alternative energy sector. Mr. Caragol earned a B.S. in business administration and accounting from Washington and Lee University and is a member of the American Institute of Certified Public Accountants.

Zachary Tai was appointed to the Board of the Company effective April 4, 2025. Mr. Tai most recently held a role as VP of Operations & Strategy at Everclear, a blockchain infrastructure protocol, overseeing broader finance, legal, operations, and strategy functions. Prior to that, Mr. Tai spent over 4 years as a Director of Strategy and Business Operations at Kraken, spearheading various corporate strategy and scaling initiatives. Prior to Kraken, Mr. Tai held several roles in private equity, including 5 years at Cerberus Capital Management focused on frontier and emerging market investments, often residing across a wide array of developing markets.

Committees

The Audit Committee is composed of Mr. Caragol and Mr. Tai. The Compensation Committee is composed of Mr. Caragol and Mr. Tai. The Nominating and Corporate Governance Committee is composed of Mr. Tai and Mr. Caragol.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. Our Board or an authorized committee thereof is responsible for approving equity grants.

On April 9, 2025, the Board approved an amendment to the Company’s 2023 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder to 3,500,000 shares. Stockholders approved the amendment effective June 22, 2025.

Outstanding equity awards at the date hereof

	Option awards				Stock awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units that have not vested	Equity incentive plan awards: Number of shares or units of stock that have not vested (#)	Award expiration date
Joseph Onorati – CEO (PEO)	301,980	—	—	$3.91	04/09/35	—	$—	—	—
Fei (John) Han – CFO (PFO)	180,985	—	—	$3.91	04/09/35	—	$—	—	—
Parker White – COO, CIO	191,989	—	—	$3.91	04/09/35	—	$—	—	—
Blake Janover – CCO	—	—	—	$—	—	70,000	$512,100	10,000	1/1/2029
William Caragol	175,000			$2.67	2/10/35 & 7/24/35	21,875	$160,031	3,125	1/1/2029
Zachary Tai	—	—	—	$—	—	7,000	$51,210	1,000	1/1/2029

Option and RSUs Awards

In April 2025, the Company granted stock options and restricted stock units (“RSUs”) under the Company’s 2023 Equity Incentive Plan to the Directors, Executive Officers and certain key employees of the Company as a retention and incentive mechanism to attract and retain top talent in a competitive market, as described below.

Except for the RSUs held by Marco Santori, which will vest immediately, one-fourth (1/4th) of the RSUs and stock options held by each beneficiary will vest on the one year anniversary of the grant date, and thereafter, 1/36th of the RSUs and stock options held by each beneficiary will be scheduled to vest on each of the 36 consecutive monthly vesting dates that occur after the first vesting date, in each case subject to the beneficiary continuing to be an employee or service provider of the Company through the applicable vesting date.

Name	Title	Equity Award	Exercise Price
Joseph Onorati	Chief Executive Officer and Chairman	301,980 options	$3.91
Fei (John) Han	Chief Financial Officer	180,985 options	$3.91
Parker White	Chief Operating Officer and Chief Investment Officer	191,989 options	$3.91
Blake Janover	Chief Commercial Officer and Director	70,000 RSUs	$—
Marco Santori	Former Director	70,000 RSUs	$—
William Caragol	Director	21,875 RSUs	$—
Zachary Tai	Director	9,500 RSUs	$—
Bruce Rosenbloom	Employee	35,000 options	$3.91

In May 2025, the Company entered into an employment agreement with Bruce Rosenbloom. Pursuant to the employment agreement, the Company granted Mr. Rosenbloom a RSU award for 70,000 shares of Common Stock pursuant to the terms of a RSU grant notice and form award agreement. The RSUs will vest consistent with the terms described above.

In July 2025, the Company granted 2,500 RSUs under the Company’s 2023 Equity Incentive Plan to Zachary Tai in consideration of his continued Board service. The RSUs vested immediately upon grant.

In September 2025, the Company the granted Daniel Kang, the Company’s Chief Strategy Officer, a Stock Option award for 57,500 shares of Common Stock at an exercise price of $16.93. The Stock Options will vest consistent with the terms described above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of September 30, 2025, for (i) each of our named executive officers and directors, (ii) all of our named executive officers and directors as a group, and (iii) each other stockholder known by us to be the beneficial owner of more than 5% of our outstanding Common Stock.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares that such person or any member of such group has the right to acquire within sixty (60) days. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named above, any shares that such person or persons have the right to acquire within sixty (60) days of September 30, 2025, are deemed to be outstanding for such person, but not deemed to be outstanding to compute the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o DeFi Development Corp., 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487.

	Common Stock		Series A Preferred Stock		Voting
Name of Beneficial Owner	Shares	%(1)	Shares	%(2)	Power
Officers and Directors
Joseph Onorati, Chairman and Chief Executive Officer(3)	2,216,137	8.00%	4,500	45.00%	36.97%
Fei (John) Han, Chief Financial Officer(4)	—	* %	1,000	10.00%	7.83%
Parker White, Chief Operating Officer and Chief Investment Officer(5)	3,489,171	12.59%	4,500	45.00%	37.97%
Blake Janover, Chief Commercial Officer and Director(6)	8,281	* %	—	—	—
William Caragol, Director(7)	30,625	* %	—	—	—
Zachary Tai, Director(8)	2,500	* %	—	—	—
All executive officers and directors (7 persons)	5,796,613	20.91%	10,000	100.00%	82.84%

5% or more Shareholders
Defi Dev LLC(9)	2,884,287	10.41%	5,500	55.00%	45.32%
3277447 Nova Scotia Ltd. (10)	2,216,137	8.00%	4,500	45.00%	36.97%
Maven11 Blockchain Venture Fund 2 LP(11)	1,752,069	6.32%	—	—	6.32%

*	Less than 1%

(1)	Based on 27,718,159 shares of Common Stock outstanding as of September 30, 2025.

(2)	Based on 10,000 shares of Series A Preferred Stock outstanding as of September 30, 2025. Each share of Series A Preferred Stock is entitled to 10,000 votes per share on all matters entitled to be voted upon by the Common Stock unless otherwise prohibited by law.

(3)	Consists of 2,216,137 shares of Common Stock held by 3277447 Nova Scotia Ltd, of which Mr. Onorati is the president and director and does not include 301,980 shares of Common Stock issuable pursuant to a qualified stock option granted to Mr. Onorati under the Company’s 2023 Equity Incentive Plan (“2023 Plan”) on April 9, 2025, for $3.91 per share. The stock option grant will vest over a period of four years. The shares of Series A Preferred Stock are held by 3277447 Nova Scotia Ltd, of which Mr. Onorati is the president and director.

(4)	Does not include 180,985 shares issuable pursuant to a qualified stock option granted to Mr. Han under the 2023 Plan on April 9, 2025, for $3.91 per share. The stock option grant will vest over a period of four years. The shares of Series A Preferred Stock are held by DeFi Dev LLC of which Mr. Han is a member. Mr. Han may be deemed to share beneficial ownership of the shares of Common Stock held of record by the DeFi Dev LLC. However, Mr. Han disclaims any beneficial ownership of the reported shares, other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(5)	Consists of 3,489,171 shares of Common Stock, of which 604,884 shares are held by SolSync Solutions Partnership of which Mr. White is the sole partner and 2,884,287 shares are held by DeFi Dev LLC of which Mr. White serves as manager and does not include 191,989 shares of Common Stock issuable upon pursuant to a qualified stock option granted to Mr. White under the Company’s 2023 Plan on April 9, 2025, for $3.91 per share. The stock option grant will vest over a period of four years. The shares of Series A Preferred Stock are held by DeFi Dev LLC, of which Mr. White is the manager.

(6)	Consists of 8,281 shares of Common Stock and does not include 70,000 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Janover under the Company’s 2023 Plan on April 9, 2025. The RSU grant will vest over a period of four years.

(7)	Consists of 30,625 shares of Common Stock, which does not include (i) 87,500 shares of Common Stock issuable upon pursuant to a non-qualified stock option granted to Mr. Caragol under the Company’s 2023 Plan on July 24, 2023, for $4.57 per share, (ii) 87,500 shares of Common Stock issuable upon pursuant to a non-qualified stock option granted to Mr. Caragol under the Company’s 2023 Plan on February 10, 2025, for $0.76 per share and (iii) 21,875 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Caragol under the Company’s 2023 Plan on April 9, 2025. The stock option and RSU grants will vest over a period of four years.

(8)	Does not include 7,000 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Tai under the Company’s 2023 Plan on April 9, 2025. The RSU grant will vest over a period of four years.

(9)	As of April 4, 2025, based on information provided in a Schedule 13D filed April 8, 2025. DeFi Dev LLC listed its address as 1530 P B Ln W5205, Wichita Falls, TX 76302. DeFi Dev is a manager-managed limited liability company, with Parker White serving as manager.

(10)	As of April 4, 2025, based on information provided in a Schedule 13D filed April 8, 2025. 3277447 Nova Scotia Ltd. listed its address as Box 287, Port Williams, Nova Scotia, B0P1T0, Canada. Joseph Onorati is the president and director of 3277447 Nova Scotia Ltd.

(11)	Pursuant to a management agreement, Maven 11 Global (“M11 Global”), as investment manager, is appointed by Maven 11 GP BVF 2 (“M11 GP 2”), the general partner of Maven 11 Blockchain Venture Fund 2 LP (“M11 BVF 2”). M11 Global has discretionary authority to vote and dispose of the shares held by M11 BVF 2. Joost van der Plas and Balder Bomans own a controlling interest in M11 Global, may be deemed to have shared power to vote or direct the vote of and/or shared power to dispose or to direct the disposition over, the securities held by M11 BVF 2. This disclosure is not and shall not be constructed as an admission that Mr. van der Plas, Mr. Bomans or any of the Maven 11-related entities are the beneficial owner of any securities of the Company other than securities actually owned by such person (if any). The address of record is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you and is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”), which are filed as exhibits to our most recent Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation and Bylaws for additional information.

As of the date of this prospectus, our total authorized capital stock was 100,000,000 shares of Common Stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share, of which 10,000 have been designated Series A Preferred Stock.

As of September 30, 2025, there were (a) 27,718,159 shares of our Common Stock are issued and outstanding held by approximately 2,545 holders of record; and (b) 10,000 shares of our Series A Preferred Stock are issued and outstanding, held by Mr. Joseph Onorati, our Chief Executive Officer and Chairman, Mr. Parker White, our Chief Operating Officer and Chief Investment Officer and Mr. Fei (John) Han, our Chief Financial Officer.

Common Stock

Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends if any, as may be declared from time to time by our Board out of funds legally available for dividend payments. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be, upon receipt of the payment therefor as described in this prospectus, fully paid and nonassessable. The holders of Common Stock have no preferences or rights of cumulative voting, conversion, pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock. In the event of any liquidation, dissolution or winding up of our affairs, holders of shares of Common Stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of “blank check” preferred stock. Our Board has the authority, without further stockholder authorization, to issue from time-to-time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue additional shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of Common Stock, and could adversely affect the rights and powers, including voting rights, of our Common Stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Series A Preferred Stock

Pursuant to the Series A Certificate of Designation filed with the Secretary of State of Delaware on January 3, 2022, we are authorized to issue up to 100,000 shares of Series A Preferred Stock with a stated value of $0.00001 per share.

Each share of Series A Preferred Stock is entitled to 10,000 votes. The holders of shares of Preferred Stock are entitled to vote on all matters on which our Common Stock shall be entitled to vote unless prohibited by law or as set forth in the Certificate of Designation.

The holders of the Series A Preferred Stock are not entitled to dividends. Upon the event of liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of our Series A Preferred Stock would be entitled to receive the initial stated value of our preferred stock. The liquidation preference for our Series A Preferred Stock will rank pari passu to the dividend rights of our Series C Perpetual Preferred Stock.

If any shares of Series A Preferred Stock shall be converted, redeemed or reacquired by the Company, such shares shall resume the status of authorized but unissued shares of preferred stock.

As of the date of this prospectus, there were 10,000 shares of Series A Preferred Stock issued and outstanding, all of which are held by Mr. Joseph Onorati, our Chief Executive Officer and Chairman, Mr. Parker White, our Chief Operating Officer and Chief Investment Officer and Mr. Fei (John) Han, our Chief Financial Officer.

Delaware Anti-Takeover Statutes

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder unless the interested stockholder attained such status with the approval of our Board or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder, including a beneficial owner, to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any officer, director, or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although our Certificate of Incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock or preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which our shares are listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock could make it more difficult or discourage an attempt to obtain control of us through a proxy contest, tender offer, merger or otherwise.

Election of Directors by Plurality of Shares, Vacancies

Our Bylaws provide for the election of directors by a plurality of votes cast by the shares present in person or by proxy at a meeting of the stockholders and entitled to vote thereon, subject to a quorum being present at such meeting. There is no cumulative voting; therefore, directors may be elected with a vote of holders of less than a majority of the outstanding Common Stock.

Our Bylaws also provide that vacancies occurring on our Board may be filled by the affirmative votes of a majority of the remaining members of our Board or by the sole remaining director, and not by our stockholders. Such provisions in our corporate organizational documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us. The inability to make changes to our Board could prevent or discourage an attempt to take control of the Company through a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders, Advance Notice Requirements for Stockholder Proposals and Director Nominations, Stockholder Action

Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our Board. Stockholders at a special meeting may only consider matters set forth in the notice of the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Amendments

Our Bylaws may be amended or repealed by a majority vote of our Board or the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in any election of Directors.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Colonial Stock Transfer Company, Inc. The address for Colonial Stock Transfer Company, Inc. is 7840 S 700 E, Sandy, Utah 84070, and the telephone number is (801) 355-5740.

UNDERWRITING

The Benchmark Company, LLC (“Benchmark”) is acting as the representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of shares of Series C Perpetual Preferred Stock set forth opposite its name below.

Underwriter	Number of Shares
The Benchmark Company, LLC
Craig-Hallum Capital Group LLC
Rosenblatt Securities Inc.
Haitong International Securities Company Limited
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Preferred Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of         Series C Perpetual Preferred Stock at the public offering prices, less the underwriting discount and commissions shown on the cover page of this prospectus. The underwriters may exercise this option, in whole or in part, solely to cover over-allotments, if any, made in connection with this offering. The underwriters are not required to exercise the over-allotment option.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of per share. After the initial offering of our shares, the public offering price, concession or any other term of the offering may be changed by the representatives. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by the underwriters and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

We have agreed to pay to the underwriters a fee equal to 5.0% of the aggregate sales price of the shares sold in this offering, which fee is to be paid by means of a discount from the offering price to purchasers in the offering. In addition, we have agreed to reimburse Benchmark for all reasonable and documented out-of-pocket expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check) incurred by Benchmark in an aggregate amount not to exceed $200,000, as well as the costs of background checks on our senior management in an amount not to exceed $7,500. We estimate that expenses payable by us in connection with this offering (including those which have already been paid), other than the underwriting discounts and commissions referred to above, will be approximately $            .

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes no exercise and full exercise by the underwriters of their option to purchase additional shares.

Total
	Per Share	Without option to purchase additional shares	With option to purchase additional shares
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

Other Relationships with the Underwriters

From time to time in the ordinary course of their respective businesses, the underwriters or their respective affiliates may in the future engage in investment banking and/or other services with us and our affiliates for which it may in the future receive customary fees and expenses. We have not compensated any underwriter within the 180 days prior to the date of this prospectus, and do not have any arrangements to compensate any underwriter within 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids; Passive Market Making

The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions, penalty bids, and passive market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. In connection with this offering, the underwriters may engage in passive market making transactions in the shares of common stock in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions.

The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Distribution

This prospectus and the documents incorporated herein and therein by reference in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares of Series C Perpetual Preferred Stock for sale to their online brokerage account holders. The common stock will be allocated to underwriters that may make internet distributions on the same basis as other allocations. In addition, common stock may be sold by the underwriters to securities dealers who resell common stock to online brokerage account holders.

Other than this prospectus and the documents incorporated herein and therein by reference in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus, the documents incorporated herein and therein by reference or registration statement of which the prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common stock. The underwriters are not responsible for information contained in websites that they do not maintain.

Stock Exchange Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “DFDV,” and our Series C Perpetual Preferred Stock has been approved for listing on the Nasdaq Capital Market under the symbol “CHAD.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange. There is no established trading market for the Series C Perpetual Preferred Stock at this time.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The Series C Perpetual Preferred Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Series C Perpetual Preferred Stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no Series C Perpetual Preferred Stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Series C Perpetual Preferred Stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Series C Perpetual Preferred Stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Series C Perpetual Preferred Stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. and each person who initially acquires any Series C Perpetual Preferred Stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any Series C Perpetual Preferred Stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Series C Perpetual Preferred Stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Series C Perpetual Preferred Stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to Series C Perpetual Preferred Stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Series C Perpetual Preferred Stock to be offered so as to enable an investor to decide to purchase or subscribe for any Series C Perpetual Preferred Stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No Series C Perpetual Preferred Stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Series C Perpetual Preferred Stock which has been approved by the Financial Conduct Authority, except that the Series C Perpetual Preferred Stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA. provided that no such offer of the Series C Perpetual Preferred Stock shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Series C Perpetual Preferred Stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Series C Perpetual Preferred Stock to be offered so as to enable an investor to decide to purchase or subscribe for any Series C Perpetual Preferred Stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the Series C Perpetual Preferred Stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Italy

The offering of the Series C Perpetual Preferred Stock has not been registered pursuant to Italian securities legislation. Any offer, sale or delivery of the Series C Perpetual Preferred Stock in the Republic of Italy or distribution of copies of this prospectus or any other document relating to the Series C Perpetual Preferred Stock in the Republic of Italy must be:

(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018 and Legislative Decree No. 385 of 1 September 1993, as amended; and

(b)	in compliance with any other applicable laws and regulations.

Please note that, in accordance with Article 100-bis of the Financial Services Act, the subsequent distribution of the Series C Perpetual Preferred Stock on the secondary market in Italy must be made in compliance with the rules on offers of securities to be made to the public provided under the Financial Services Act and the Regulation 11971/1999. Failure to comply with such rules may result, inter alia, in the sale of such Series C Perpetual Preferred Stock being declared null and void and in the liability of the intermediary transferring the Series C Perpetual Preferred Stock for any damages suffered by the investors.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any Series C Perpetual Preferred Stock. No Series C Perpetual Preferred Stock have been offered or will be offered to the public in Switzerland, except that offers of Series C Perpetual Preferred Stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

(a)	to any person which is a professional client as defined under the FinSA;

(b)	to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of Series C Perpetual Preferred Stock shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The Series C Perpetual Preferred Stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the Series C Perpetual Preferred Stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the Series C Perpetual Preferred Stock may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Monaco

The Series C Perpetual Preferred Stock may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor, which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

Notice to Prospective Investors in Hong Kong

The Series C Perpetual Preferred Stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the Series C Perpetual Preferred Stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Series C Perpetual Preferred Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, no Series C Perpetual Preferred Stock have been or will be offered or sold and no Series C Perpetual Preferred Stock have been or will be made the subject of an invitation for subscription or purchase, and no prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Series C Perpetual Preferred Stock, has been or will be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the Series C Perpetual Preferred Stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Taiwan

The Series C Perpetual Preferred Stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Series C Perpetual Preferred Stock in Taiwan.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Perkins Coie LLP, Seattle, Washington. Certain legal matters will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP.

EXPERTS

Our former independent registered public accounting firm, dbbmckennon (“dbb”), audited our consolidated financial statements for the years ended December 31, 2024 and 2023. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of dbb, given their authority as experts in accounting and auditing.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 21, 2025, the audit committee of our board of directors (the “Audit Committee”) accepted the resignation of dbb as our independent registered public accounting firm, effective immediately. dbb’s resignation was due to the specific subject matter expertise required to audit the Company’s new business strategy and crypto treasury (Solana) related assets.

dbb’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and dbb on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to dbb’s satisfaction, would have caused dbb to make reference thereto in its reports; and (ii) no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

On April 21, 2025, Wolf & Company, P.C. (“Wolf & Company”) was approved as the independent registered public accounting firm for the fiscal year ending December 31, 2025.

During the fiscal years ended December 31, 2024 and December 31, 2023, neither the Company nor anyone on its behalf has consulted with Wolf & Company regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Wolf & Company concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of the registration statement on Form S-1 that we filed with the SEC under the Securities Act and does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete, and you should refer to the exhibits that are part of the registration statement or the exhibits to the reports or other document incorporated into this prospectus for a copy of such contract agreement or other document. Because we are subject to the information and reporting requirements under the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public over the SEC’s website at www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge on our website. at https://defidevcorp.com. Information contained on or accessible through our website is not a part of this prospectus and is not incorporated by reference herein, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede information contained in this prospectus and any accompanying prospectus supplement.

The following documents previously filed with the SEC are incorporated by reference in this prospectus:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025 and Amendment No.1 to the Annual Report on Form 10-K/A, filed with the SEC on May 16, 2025;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 14, 2025 and for the quarter ended June 30, 2025, filed with the SEC on August 14, 2025;

●	Our Current Reports on Form 8-K filed with the SEC on April 7, 2025, April 10, 2025, April 15, 2025, April 23, 2025, April 24, 2025, May 5, 2025, May 5, 2025, May 9, 2025, May 20, 2025, May 21, 2025, June 3, 2025, June 5, 2025, June 12, 2025, July 7, 2025, July 8, 2025, July 14, 2025, July 17, 2025, July 21, 2025, July 29, 2025, July 31, 2025, August 4, 2025, August 12, 2025, August 26, 2025, August 28, 2025, September 18, 2025 and October 8, 2025 and the amendment to our Current Report on Form 8-K/A filed with the SEC on July 22, 2025, in each case, to the extent the information in such report is filed and not furnished; and

●	The description of our Common Stock, which is contained in a registration statement on Form 8-A filed with the SEC on July 19, 2023, under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All filings filed by us pursuant to the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (561) 559-4111 or by writing to us at the following address:

DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
Attn: Fei (John) Han, Chief Financial Officer

DeFi Development Corp.

10.00% Series C Cumulative Perpetual Preferred Stock

PROSPECTUS

Book-Running Manager

Benchmark

a StoneX Company

Co-managers

Craig-Hallum	Rosenblatt	Haitong International

, 2025

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the Securities and Exchange Commission (“SEC”) registration fee are estimated:

SEC registration fee	$10,323
FINRA filing fee	$15,500
Legal fees and expenses	$300,000
Printing fees and expenses	$3,000
Accounting fees and expenses	$15,000
Transfer agent fees and expenses	$1,500
Miscellaneous fees and expenses	$—
Total	$345,323

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Company Law of the State of Delaware (“DGCL”) permits a Company to eliminate the personal liability of directors of a Company to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Amended and Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a Company has the power to indemnify a director, officer, employee, or agent of the Company, or a person serving at the request of the Company for another Company, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the Company, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the Bylaws has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its board of directors (“Board”), legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify our present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise. In addition, our Amended and Restated Charter and Amended and Restated Bylaws provide that we shall advance expenses incurred by a director or officer in defending or otherwise participating in a proceeding to the fullest extent permitted by applicable law.

Any underwriting agreement will provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Change of Control Transaction

On April 4, 2025, Blake Janover, then Chief Executive Officer and Chairman of Janover Inc. (the “Company,” “we” or “us”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with DeFi Dev LLC, a Delaware limited liability company (“DeFi Dev”), and 3277447 Nova Scotia Ltd, a corporation formed under the laws of Nova Scotia, Canada (“NS Corp”) to sell (i) 5,100,424 shares of Common Stock, with each share of Common Stock entitled to one vote per share and representing approximately 51.0% of the Company’s 11,059,622 issued and outstanding shares of Common Stock and (ii) 10,000 shares of Series A Preferred Stock of the Company, with each share of Series A Preferred Stock entitled to 10,000 votes per share on all matters entitled to be voted upon by the Common Stock unless otherwise prohibited by law. DeFi Dev and NS Corp were previously unaffiliated parties to the Company. DeFi Dev purchased 2,884,287 shares of Common Stock and 5,500 shares of Series A Preferred Stock for $2,253,235 utilizing funds contributed by its managing member and other members. A portion of the funds for the purchase of shares by DeFi Dev came from a loan from Joseph Onorati. NS Corp purchased 2,216,137 shares of Common Stock and 4,500 shares of Series A Preferred Stock for $1,746,765 utilizing funds contributed by its controlling stockholder. The aggregate purchase price was $4,000,000. The transactions under the Purchase Agreement constituted a change in control of the Company.

On April 4, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the investors identified on the signature pages thereto (the “Investors”), pursuant to which the Company issued to the Investors $41,950,000 million in aggregate principal amount of convertible notes (the “Notes”), which are convertible into the Company’s Common Stock, par value $0.00001 per share (“Common Stock”), together with warrants issued for each $1,000 in principal amount of convertible notes purchased to purchase (1) approximately 58.34 shares of Common Stock at an exercise price of $17.14 per share and (2) approximately 46.66 shares of Common Stock at an exercise price of $21.43 per share.

April PIPE Transaction

Convertible Note

The Notes accrue interest at a rate of 2.5% per year, paid in cash quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, and mature on April 6, 2030. The Notes are convertible at any time prior to the Maturity Date (as defined therein), conditioned on the requirement that the Company’s market capitalization equaled or exceeded $100 million on the day prior to the conversion date (“Market Capitalization Condition”). The conversion price has been set at $9.74, the last reported sale price of the Common Stock on The Nasdaq Stock Market on the date that the Company’s market capitalization first exceeded $100 million. The conversion price will not be adjusted, except for customary anti-dilution and dividend protection. Conversion of the Notes, together with any accrued and unpaid interest, if any, at the time of conversion will be settled in shares of Common Stock.

The holders of the Notes have the right to require the Company to repurchase the Notes at a price equal to 100% of par plus accrued and unpaid interest, if any, on April 6, 2028. In addition, the Company may redeem the notes on or after April 6, 2028 if the last reported sale price of the Common Stock has been at least 130% of the conversion price for at least 20 trading days during a period of 30 consecutive trading days at a price equal to 100% of par plus accrued and unpaid interest, if any.

The Notes provide that the holder may not convert any portion of such holder’s Notes to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after conversion, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion.

The Notes contain certain other customary covenants and customary events of default provisions.

Warrants

The Warrants are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance. The Exercise Prices (as defined in the Warrants) are subject to adjustments upon the issuance of stock dividends, and subdivision or combinations of shares of Common Stock by the Company.

Warrants for certain investors provide that the holder may not exercise any portion of such holder’s Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

Registration Rights

Pursuant to the Securities Purchase Agreements, the Company agreed to enter into a customary registration rights agreement with the Investors within 30 business days of the date of the Securities Purchase Agreement.

May PIPE Transaction

On May 1, 2025, the Company entered into a securities purchase agreement (the “May Securities Purchase Agreement”) with the investors identified on the signature pages thereto and a related registration rights agreement (“RRA”) in connection with the issuance and sale in a private placement of the following securities to the investors for gross proceeds of approximately $24.0 million: (i) 2,210,866 shares (the “May Shares”) of the Company’s Common Stock and (ii) pre-funded warrants (the “May Pre-Funded Warrants”) to purchase up to 1,453,753 shares of Common Stock (the “May Pre-Funded Warrant Shares”) at an exercise price of approximately $0.0014 per share. The purchase price for one share of Common Stock was approximately $6.57 and the purchase price for one May Pre-Funded Warrant was $6.57 per share.

The May Pre-Funded Warrants are exercisable and will not expire until exercised in full. The exercise price and number of May Pre-Funded Warrant Shares issuable upon exercise of the May Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The May Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a “cashless exercise.” The May Pre-Funded Warrants for certain investors provide that the holder may not exercise any portion of such holder’s May Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

Pursuant to the terms of the May Securities Purchase Agreement, the Company is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on the date of the May Securities Purchase Agreement, and expiring the earlier of (a) 60 days after the closing date of the offering and (b) 30 days following the effective date of a shelf registration statement of the Company registering the resale of the May Shares and the May Pre-Funded Warrant Shares, subject to certain exceptions for issuances in connection with previously issued securities, stock split or similar transactions, in connection with the Company’s equity plans, at a price per share of greater than $11.43 per share, or under at-the-market offering agreements.

Under the RRA, the Company agreed to file a registration statement for the resale of the May Shares and the May Pre-Funded Warrant Shares within 30 days of the closing under the May Securities Purchase Agreement, and to use commercially reasonable efforts to have the registration statement declared effective within as soon as practicable after filing.

Asset Purchase Agreement

On May 1, 2025, the Company simultaneously (i) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Solsync Solutions Partnership, an Alaska general partnership (“Seller”), and Parker White, the sole partner of the Seller pursuant to which the Company agreed to acquire from the Seller (the “Acquisition”) a “validator” on the Solana blockchain ecosystem and two nodes under the names “BullMoose Systems” and “Strawberry Siren” (the “Purchased Assets”, and also referred to as “Business”) and (ii) closed the Acquisition (the “Closing”). Following the Closing, the Purchased Assets and the Business are now held by the Company.

The consideration paid by the Company to the Seller for the Purchased Assets was an aggregate purchase price (the “Purchase Price”) comprised of: (a) Five Hundred Thousand Dollars ($500,000) paid in cash at Closing, and (b) Three Million Dollars ($3,000,000) worth of the Company’s newly issued shares amounting to 604,884 restricted Common Stock (the “Share Consideration”), which was based upon the daily volume-weighted average price of our Common Stock on the Nasdaq Capital Market for the period from April 7, 2025 through the date of closing, or $4.96. The Share Consideration was issued to the Seller at Closing and consists of restricted securities that do not carry any registration rights requiring the filing of any registration statement.

Under the terms of the Purchase Agreement, as of the Closing, the Company and Seller also entered into an assignment and assumption agreement to effect the transfer of the Purchased Assets, as well as an IP assignment agreement in connection with Buyer and Seller providing interim services to each other after the Closing.

ELOC Agreement

On June 11, 2025, the Company entered into the ELOC Agreement with RK Capital and its affiliates pursuant to which RK Capital and its affiliates have agreed to purchase from us up to an aggregate of $1 billion of our Common Stock from time to time over the term of the ELOC Agreement (subject to certain limitations), which amount may be increased to up to an aggregate of $5 billion of Common Stock upon mutual agreement by the parties and subject to the satisfaction of certain conditions. Pursuant to the ELOC Agreement, we agreed to pay a commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value of $12,500,000 or 1.25% of the Initial Commitment, which will be paid in twelve equal monthly installments commencing on the effective date of the Registration Statement. If the Initial Commitment is increased, the Company will pay an additional commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value equal to 1.25% of such increased commitment amount.

As of September 30, 2025, the Company issued 2.9 million shares of Common Stock for approximately $58.2 million under our ELOC agreement and issued 192.2 thousand shares representing three months of commitment fee payments.

Convertible Notes Offering

On July 7, 2025, the Company completed a private offering of 5.50% Convertible Senior Notes due 2030 (the “notes”). The notes were sold under a purchase agreement, dated as of July 1, 2025, entered into by and among the Company and Cantor Fitzgerald & Co., as representative of the several initial purchasers named therein, for resale to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The aggregate principal amount of notes sold in the offerings was $112.5 million.

The notes were issued at a price equal to 100% of their principal amount. The net proceeds to the Company from the sale of the notes were approximately $108.1 million after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by the Company.

The Company used approximately $75.6 million of the net proceeds from the offering to repurchase shares of the Company’s Common Stock through a prepaid forward stock purchase transaction and intends to use the remainder for general corporate purposes, including the acquisition of Solana.

On July 9, 2025, we completed a private offering of an additional $10.0 million of aggregate principal amount of the notes pursuant to the option granted to the initial purchasers under that certain purchase agreement.

August PIPE

On August 24, 2025, the Company entered into subscription agreements (each, a “Subscription Agreement” and collectively the “Subscription Agreements”) with certain institutional and accredited investors pursuant to which the Company, subject to the restrictions and satisfaction of the conditions in the Subscription Agreements, has agreed to sell in a private placement (the “August Offering”) to the investors an aggregate of (i) 4,171,907 shares (the “Shares”) of the Company’s Common Stock and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to acquire up to 5,781,636 shares of Common Stock (the “Pre-Funded Warrant Shares”) at an exercise price of $0.0001 per share. The purchase price for one share of Common Stock was $12.50 and the purchase price for one Pre-Funded Warrant was $12.4999 per share. The August Offering closed on Thursday, August 28, 2025. Of the approximately $124.4 million total purchase price for the Shares and the Pre-Funded Warrants, approximately $92.5 million is expected to be paid in cash and approximately $31.9 million is expected to be received in the form of locked Solana (SOL) or interests in an entity holding locked SOL.

Pursuant to the terms of the Subscription Agreements, the Company is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on the date of the effectiveness of the resale registration statement, and expiring 15 days after the effectiveness of the resale registration statement, subject to certain exceptions for issuances in connection with previously issued securities, stock split or similar transactions, in connection with the Company’s equity plans, or in a private placement or under the Company’s equity line of credit if certain conditions are met.

The Pre-Funded Warrants are exercisable twenty-one days after the Company files a Definitive Information Statement on Schedule 14C with the Securities and Exchange Commission with respect to stockholder approval of such exercise, which the Company filed on September 5, 2025 and became effective on September 26, 2025, and will not expire until exercised in full. The exercise price and number of Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a “cashless exercise.” Pre-Funded Warrants for certain Investors provide that the holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

As of September 30, 2025, the Company issued 1.7 million shares of Common Stock upon the exercise of Pre-Funded Warrants related to the August 2025 PIPE.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description
1.1#	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of DeFi Development Corp. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.2	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 23, 2025).
3.3	Series A Preferred Stock Certificate of Designation (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 23, 2025).
3.5	Certificate of Amendment, effective June 8, 2023, to Amended and Restated Certificate of Incorporation for 1-for-6.82 Reverse Stock Split (incorporated by reference to Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.6	Certificate of Amendment, effective May 20, 2025 to the Amended and Restated Certificate of Incorporation of DeFi Development Corp. for the 7-to-1 Forward Stock Split ((incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 21, 2025).
3.7#	Series C Perpetual Preferred Stock Certificate of Designations.
4.1	Representatives’ Warrants issued to Spartan Capital Securities, LLC, dated July 27, 2023 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 28, 2023).
4.2	Representatives’ Warrants issued to R.F. Lafferty & Co., Inc., dated July 27, 2023 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 28, 2023).
4.3	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
4.4	Form of Convertible Note issued to Investors on April 6, 2025 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
4.5	Form of Common Stock Purchase Warrant issued to Investors on April 6, 2025 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
4.6	Form of Common Stock Purchase Warrant issued to Investors on April 6, 2025 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
4.7	Form of Pre-Funded Warrant issued to Investors (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2025).
4.8	Indenture, dated as of July 7, 2025, by and between DeFi Development Corp. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2025).
4.9	Form of note representing the 5.50% Convertible Senior Note due 2030 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2025).
4.10	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 26, 2025).
5.1#	Opinion of Perkins Coie LLP.
10.1	DeFi Development Corp (formerly Janover Inc.) 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2025).
10.2	DeFi Development Corp Restricted Stock Unit Agreement. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2025).
10.3	Form of Indemnification Agreement between the registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.4	Director Agreement, dated October 11, 2022, between Janover Inc. and William Caragol (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).

10.5	Director Agreement, dated October 11, 2022, between Janover Inc. and Samuel Haskell (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.6	Director Agreement, dated October 11, 2022, between Janover Inc. and Marcelo Lemos (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.7	Director Agreement, dated October 11, 2022, between Janover Inc. and Ned L. Siegel (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.8	Advisory Board Agreement, dated November 10, 2021, between Janover Inc. and Marcelo Lemos (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.9	Advisory Board Agreement, dated November 10, 2021, between Janover Inc. and Samuel Haskell (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.10	Executive Employment Agreement, dated October 10, 2022, between Janover Inc. and Blake Janover (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.11	Executive Employment Agreement, dated May 30, 2025, between DeFi Development Corp. and Bruce S. Rosenbloom (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 5, 2025).
10.12	Asset Purchase Agreement, dated as of November 17, 2023, by and among the Company, Groundbreaker Tech Inc., Groundbreaker Technologies Inc., and Jake Marmulstein (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2023).
10.13	Intellectual Property Assignment Agreement, dated as of November 17, 2023, by and between Groundbreaker Technologies Inc., and Groundbreaker Tech Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2023).
10.14	Assignment and Assumption Agreement, dated as of November 17, 2023, by and between Groundbreaker Technologies Inc., and Groundbreaker Tech Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2023).
10.15	Form of Securities Purchase Agreement, dated April 4, 2025, by and between the Company and the Investors. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
10.16	Executive Employment Agreement, effective as of April 15, 2025, by and between the Company and Joseph Onorati (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 15, 2025).
10.17	Executive Employment Agreement, effective as of April 15, 2025, by and between the Company and Parker White (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 15, 2025).
10.18	Asset Purchase Agreement, dated as of May 1, 2025, by and among the Company, Solsync Solutions Partnership, and Parker White. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 5, 2025).
10.19	Intellectual Property Assignment Agreement, dated as of May 1, 2025, by and among the Company, and Solsync Solutions Partnership. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 5, 2025).
10.20	Assignment and Assumption Agreement, dated as of May 1, 2025, by and among the Company, and Solsync Solutions Partnership. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 5, 2025).
10.21	Securities Purchase Agreement, dated May 1, 2025, by and among the Company and the Investors(incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2025).
10.22	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2025).
10.23	Employment Agreement, effective as of May 30, 2025, by and between the Company and Bruce Rosenbloom (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 5, 2025).

10.24	Share Purchase Agreement, dated as of June 11, 2025, by and among DeFi Development Corp., RK Capital Management LLC, North Commerce Parkway Capital LP and TQ Master Fund LP (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 12, 2025).
10.25	Registration Rights Agreement, dated as of June 11, 2025, by and among DeFi Development Corp., RK Capital Management LLC, North Commerce Parkway Capital LP and TQ Master Fund LP (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 12, 2025).
10.26	Form of Prepaid Forward Stock Purchase Confirmation (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2025).
10.27	Master Loan Agreement, dated July 25, 2025, between DeFi Development Corp. and BitGo Hong Kong Limited (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 31, 2025).
10.28	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 26, 2025).
10.29	Placement Agency Agreement, dated as of August 24, 2025, between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 26, 2025).
16.1	Letter from dbbmckennon addressed to the Securities and Exchange Commission dated April 24, 2025 (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 24, 2025).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 28, 2024).
23.1#	Consent of dbbmckennon.
23.2#	Consent of Perkins Coie LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page to the initial Registration Statement).
107#	Filing Fee Table.

*	Previously filed.
#	Filed herewith.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

(5)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boca Raton, Florida, on October 14, 2025.

DEFI DEVELOPMENT CORP.

By:	/s/ Joseph Onorati
Joseph Onorati
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Joseph Onorati	Chairman of the Board,	October 14, 2025
Joseph Onorati	Chief Executive Officer, and President
(Principal Executive Officer)

/s/ Fei (John) Han	Chief Financial Officer	October 14, 2025
Fei (John) Han	(Principal Financial Officer and Principal Accounting Officer)

*	Director and Chief Commercial Officer	October 14, 2025
Blake Janover

*	Director (Independent)	October 14, 2025
Zachary Tai

*	Director (Independent)	October 14, 2025
William Caragol

* By:	/s/ Joseph Onorati
Joseph Onarati
Attorney-in-fact